UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-80

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SUNCOR ENERGY INC.

(Exact Name of Registrant as Specified in Its Charter)

CANADA	1311, 1321, 2911, 4613, 5171, 5172	98-0343201
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if applicable))

150-6th Avenue S.W., P.O. Box 2844, Calgary, Alberta, Canada, T2P 3E3

(403) 296-8000

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 8th Avenue, 13th Floor, New York, New York 10011

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:

Janice B. Odegaard Suncor Energy Inc. 150-6th Avenue S.W., P.O. Box 2844 Calgary, Alberta Canada T2P 3E3 (403) 296-8000	Donald R. Crawshaw George J. Sampas Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004-2498 (212) 558-4000	Chad Schneider Blake, Cassels & Graydon LLP 855 - 2nd Street S.W. Suite 3500, Bankers Hall East Tower Calgary, Alberta Canada T2P 4J8 (403) 260-9600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement becomes effective.

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with

Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Shares	42,402,500	N/A	U.S.$797,167,000.00	U.S.$80,274.72

(1)	Estimated solely for purposes of calculating the registration fee in accordance with General Instruction IV.G of Form F-80. The registration fee has been calculated upon the basis of the market value of the common shares of Canadian Oil Sands Limited that may be received by Suncor Energy Inc. in the exchange offer from United States holders of common shares of Canadian Oil Sands Limited if all shares are tendered, or U.S.$797,167,000. Such market value is calculated as the product of (i) an estimate of the maximum number of common shares of Canadian Oil Sands Limited that may be received by Suncor Energy Inc. in the exchange offer from United States holders, or 169,610,000 common shares of Canadian Oil Sands Limited if all shares are tendered, and (ii) U.S.$4.70, which is the average of the high and low prices for common shares of Canadian Oil Sands Limited reported on the Toronto Stock Exchange for September 14, 2015 (Cdn.$6.23), converted into U.S. dollars at the noon rate of exchange reported by the Bank of Canada on September 14, 2015 (Cdn.$1.00 = U.S.$0.7536), rounded up to the nearest cent.
(2)	Determined in accordance with Section 6(b) of the Securities Act of 1933, as amended (the “Securities Act”) at a rate equal to U.S.$100.70 per $1.0 million of proposed maximum aggregate offering price.

If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

1.	Home Jurisdiction Document.

Offer to Purchase and Take-over Bid Circular dated October 5, 2015 (the “Offer and Circular”).

2.	Informational Legends.

See pages (iii) and (iv) (continuation of cover page) of the Offer and Circular.

3.	Incorporation of Certain Information by Reference.

As required by this Item, the Offer and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, or by telephone at 1-800-558-9071.

4.	List of Documents Filed with the Commission.

See the heading “Documents Filed with the SEC as Part of the Registration Statement” in the Offer and Circular. References to web addresses in the Offer and Circular are included as inactive textual references only. Except as specifically incorporated by reference into the Offer and Circular, information on these websites is not part of the Offer and Circular or part of this Registration Statement.

The Offer (as defined below) has not been approved by any securities regulatory authority nor has any securities regulatory authority expressed an opinion about the fairness or merits of the Offer, the securities offered pursuant to the Offer or the adequacy of the information contained in this document. Any representation to the contrary is an offence. Shareholders in the United States should read the “Notice to Shareholders in the United States” on pages iii and iv (continuation of the cover page) of this Offer and Circular (as defined herein).

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, broker, lawyer or other professional advisor. Please see “Frequently Asked Questions” on page 1 of this Offer and Circular.

If you have questions, please contact D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer, by telephone at 1-866-521-4427 (Toll Free in North America) or 1-201-806-7301 (Banks, Brokers and Collect Calls) or by email at inquiries@dfking.com.

Information has been incorporated by reference in the Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta T2P 3E3 or by telephone: 1-800-558-9071, and are also available electronically on SEDAR at www.sedar.com.

October 5, 2015

SUNCOR ENERGY INC.

OFFER TO PURCHASE

all of the issued and outstanding common shares of

CANADIAN OIL SANDS LIMITED

on the basis of 0.25 of a common share of Suncor Energy Inc.

for each common share of Canadian Oil Sands Limited

Suncor Energy Inc. (the “Offeror” or “Suncor”) hereby offers (the “Offer”) to purchase, upon the terms and subject to the conditions described herein, all of the issued and outstanding common shares (the “Company Common Shares”) of Canadian Oil Sands Limited (the “Company” or “COS”) together with the associated rights to purchase Company Common Shares (“Rights”) issued and outstanding under the Shareholder Rights Plan, as defined herein (the Company Common Shares, together with such Rights, are hereinafter referred to as the “Shares”), including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time (as defined herein). The Offeror has structured the Offer to meet the requirements of a “Permitted Bid” under the Shareholder Rights Plan.

THE OFFER WILL BE OPEN FOR ACCEPTANCE FROM THE DATE HEREOF UNTIL

5:00 P.M. (CALGARY TIME) ON DECEMBER 4, 2015

UNLESS THE OFFER IS EXTENDED OR WITHDRAWN BY THE OFFEROR.

Upon acceptance of the Offer, each holder of Shares (a “Shareholder”) whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, 0.25 of a common share of the Offeror (each whole common share, an “Offeror Common Share”) per Share (the “Offer Consideration”).

The Offer will be open for acceptance from the date hereof until the Expiry Time unless the Offer is extended or withdrawn by the Offeror. In the event that the Independent Shareholder Tender Condition (as defined herein) is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days (as defined herein) after the date of such announcement. See Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”.

Depositary:	Dealer Manager:	Information Agent:

COMPUTERSHARE INVESTOR SERVICES INC.	J.P. MORGAN SECURITIES CANADA INC.	D.F. KING CANADA

Registered Shareholders (meaning Shareholders that have a physical share certificate or a DRS Advice (as defined herein) representing their Shares) who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (as defined herein) (printed on yellow paper) and tender it, together with, if applicable, the certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal. Alternatively, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery as described in Section 3 of the Offer, “Manner of Acceptance”. Shareholders will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the depositary for the Offer, Computershare Investor Services Inc. (the “Depositary”).

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly if they wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS Clearing and Depository Services Inc., or its nominee, (“CDS”) may accept the Offer, through their respective CDS Participant (as defined herein), by following the procedures for book-entry transfer established by CDS as described in Section 3 of the Offer, “Manner of Acceptance”.

Questions and requests for assistance may be directed to D.F. King Canada, a division of CST Investor Services Inc., the information agent in connection with the Offer (the “Information Agent”), J.P. Morgan Securities Canada Inc., the dealer manager in connection with the Offer (the “Dealer Manager”), or the Depositary. Contact details may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Information Agent, the Dealer Manager or the Depositary in the manner specified on the back page of this document or by using the contact information of any additional dealer managers which may be provided subsequent to the date of this Offer and Circular. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

The Shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “COS” and the Offeror Common Shares trade on the TSX and the New York Stock Exchange (the “NYSE”) under the symbol “SU”. The Offer Consideration represents an implied acquisition price of $8.84 per Share and a premium of 43% based on the closing prices of the Shares and the Offeror Common Shares on the TSX on October 2, 2015, the last trading day before the Offer was announced, and a 35% premium to the volume weighted average trading price of the Shares on the TSX for the 30 trading days ended October 2, 2015. The Offeror has submitted applications to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX and the NYSE. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX and the NYSE.

The Offer is subject to certain conditions described herein, including, among other things, that: (a) more than 66 2⁄3% of the outstanding Shares (calculated on a fully-diluted basis) shall have been validly tendered under the Offer and not withdrawn (the Minimum Tender Condition (as defined herein)); (b) more than 50% of the outstanding Shares held by Independent Shareholders (as defined herein) shall have been validly tendered under the Offer and not withdrawn (the Independent Shareholder Tender Condition); (c) all Options, PSUs, RSUs and DSUs (each as defined herein) shall have been exercised, terminated or otherwise cancelled, will be assumed by the Offeror on terms satisfactory to the Offeror, in its sole discretion, or shall have been otherwise dealt with on terms satisfactory to the Offeror, in its sole discretion; (d) the Company shall not have taken certain actions that could reasonably be expected to make it inadvisable for the Offeror to proceed, including with respect to the sale, disposition or other dealing with any of the assets of the Company; and (e) the Regulatory Approvals (as defined herein) shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, as described herein. See Section 4 of the Offer, “Conditions of the Offer”. Subject to applicable Law (as defined herein), the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or

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waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Independent Shareholder Tender Condition.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction (as defined herein) or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition (as defined herein). See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

An investment in the Offeror Common Shares offered pursuant to the Offer involves certain risks. For a discussion of risk factors you should consider in evaluating the Offer, refer to Section 24 of the Circular, “Risk Factors”.

No Person has been authorized to give any information or make any representation other than those contained in this document, and, if given or made, that information or representation must not be relied upon as having been authorized by the Offeror.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will tenders be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

Capitalized terms used and not otherwise defined herein shall have the respective meanings given thereto in the Glossary of the accompanying Offer and Circular unless the context otherwise requires.

The registered and head office of the Offeror is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Offer is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian GAAP, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Certain of the Company’s and the Offeror’s oil and gas reserves and, in respect of the Offeror, resources estimates included or incorporated by reference in the Offer and Circular have been prepared in accordance with National Instrument 51-101 – Standards of Disclosure for Oil and Gas Activities (“NI 51-101”), which has been adopted by Securities Regulatory Authorities in Canada and imposes oil and gas disclosure standards for Canadian public issuers engaged in oil and gas activities that differ from the oil and gas disclosure standards of the SEC under Subpart 1200 of Regulation S-K. NI 51-101 permits oil and gas issuers, in their filings with Canadian Securities Regulatory Authorities, to disclose not only proved and probable reserves but also resources, and to disclose reserves and production on a gross basis before deducting royalties. The SEC definitions of proved and probable reserves are different than the definitions contained in NI 51-101. Therefore, proved and probable reserves disclosed in the documents incorporated by reference into this Offer and Circular in compliance with NI 51-101 are not comparable to those disclosed by U.S. companies in reports filed with the SEC. In addition, certain documents incorporated by reference in this Offer and Circular contain estimates of “contingent resources”. The SEC generally does not permit U.S. companies to disclose oil and gas resources, including contingent resources, in reports filed with the SEC. “Contingent resources” are not, and should not be confused with, reserves. Moreover, as permitted by NI 51-101, the Offeror has determined and disclosed its reserves and the related net present

-iii-

value of future net revenue from its reserves in its NI 51-101 compliant reserves disclosure using forecast prices and costs. In contrast, the SEC requires that reserves and related future net revenue be estimated based on historical 12 month average prices rather than forecast prices, but permits the optional disclosure of revenue estimates based on different price and cost criteria, including standardized future prices or management’s own forecasts. Consequently, the oil and gas reserves and resources estimates incorporated by reference in this Offer and Circular that are prepared in accordance with NI 51-101 are not comparable to oil and gas reserve estimates provided by U.S. companies in their filings with the SEC.

Shareholders in the United States should be aware that the disposition of their Shares and the acquisition of Offeror Common Shares by them as described herein may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein and such Shareholders are encouraged to consult their tax advisors. See “Certain Canadian Federal Income Tax Considerations” in Section 18 and “Certain United States Federal Income Tax Considerations” in Section 19 of the Circular.

The enforcement by Shareholders of civil liabilities under U.S. federal Securities Laws may be affected adversely by the fact that each of the Offeror and the Company is incorporated under the Laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named herein may be residents of a foreign country and that all or a substantial portion of the assets of the Offeror and the Company and said Persons may be located outside the United States.

THE OFFEROR COMMON SHARES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Offeror Common Shares or Shares, or certain related securities, as permitted by applicable Law or regulations of the United States, Canada or its provinces or territories.

NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

The Offer is made only for Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs) or other rights (other than Rights) to acquire Shares. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures described under “Manner of Acceptance” in Section 3 of the Offer and under “Treatment of Convertible Securities” in Section 7 of the Circular.

CURRENCY

All references to “$” mean Canadian dollars. References to “US$” mean United States dollars.

INFORMATION CONTAINED IN THE OFFER AND CIRCULAR

Certain information contained in this document has been taken from or is based on documents that are expressly referred to in this document. All summaries of, and references to, documents that are specified in this document as having been filed, or that are contained in documents specified as having been filed, on SEDAR or with the SEC, are qualified in their entirety by reference to the complete text of those documents as filed, or as contained in documents filed, under the Offeror’s profile at www.sedar.com. Shareholders are urged to read carefully the

-iv-

full text of those documents, which may also be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3 or by telephone: 1-800-558-9071.

As of the date of this Offer, the Offeror has not had access to the non-public books and records of the Company and the Offeror is not in a position to independently assess or verify certain of the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. The Company has not reviewed the Offer and Circular and has not confirmed the accuracy and completeness of the information in respect of the Company contained herein. As a result, all historical information regarding the Company included herein, including all Company financial and reserves information, and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Offeror and the Company, has been derived, by necessity, from the Company’s public reports and securities filings as of October 2, 2015. While the Offeror has no reason to believe that such publicly filed information is inaccurate or incomplete, the Offeror does not assume any responsibility for the accuracy or completeness of any such information. See Section 24 of the Circular, “Risk Factors – Risk Factors Related to the Offer and the Offeror – The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular”. None of the Company’s public reports or securities filings are or have been incorporated by reference into this Offer and Circular.

Unless noted otherwise, reserves information presented herein is presented as working interest (operating and non-operating) before deduction of royalties, and without including any royalty interests, and is presented as at December 31, 2014. Reserves amounts presented herein have been rounded to the nearest hundred million boe. For more information on the reserves of the Offeror, including definitions of proved and probable reserves, the Offeror’s interests therein, location of the reserves and the product types reasonably expected therefrom, please see the Offeror’s most recent AIF (as defined herein) which is incorporated by reference herein. For more information on the reserves of the Company, please see the Company’s most recent annual information form which is available under the Company’s profile on SEDAR at www.sedar.com.

Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.

This document does not generally address the income tax consequences of the Offer to Shareholders in any jurisdiction outside Canada or the United States. Shareholders in a jurisdiction outside Canada or the United States should be aware that the disposition of the Shares may have tax consequences which may not be described herein. Accordingly, Shareholders outside Canada and the United States should consult their own tax advisors with respect to tax considerations applicable to them.

Certain figures herein may not add due to rounding.

Information contained in this document is given as of October 2, 2015, unless otherwise specifically stated.

AVAILABILITY OF DISCLOSURE DOCUMENTS

The Offeror is a reporting issuer or the equivalent in all of the provinces and territories of Canada and files its continuous disclosure documents with the applicable Securities Regulatory Authorities. Such documents are available under the Offeror’s profile at www.sedar.com. The Offeror is also subject to the reporting requirements of the Exchange Act and files certain documents with the SEC. Such documents may be obtained by visiting the SEC’s website at www.sec.gov.

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FORWARD-LOOKING STATEMENTS

Statements and information are forward-looking when they use what the Offeror knows and expects today to make a statement about the future. “Forward-looking statements” and “forward-looking information” as defined under applicable Securities Laws may be identified by the use of words such as “aim”, “anticipate”, “assumption”, “believe”, “could”, “expect”, “goal”, “guidance”, “intend”, “may”, “objective”, “outlook”, “plan”, “project”, “seek” and “will” and similar expressions relate to matters that are not historical facts.

The Offer and the Circular, including the documents incorporated by reference in the Offer and Circular, contain forward-looking statements and information including, but not limited to, those relating to the Offer, information concerning the Company and the Offeror (and their respective affiliates), the Offeror’s plans for the Company in the event the Offer is successful, the Offeror’s plans in respect of future dividend payments and returns to the Offeror Shareholders and Offeror Common Share repurchases, future capital expenditures by the Offeror, future oil prices, the Offeror’s future growth projects and prospects and other statements that are not historical facts. Furthermore, certain statements made herein, including, but not limited to, those relating to the tax treatment of Shareholders, the satisfaction of the conditions to consummate the Offer, the process for obtaining the Regulatory Approvals, the expected Expiry Time, the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, the availability of certain exemptions under applicable Securities Laws, the NYMEX CL Light Sweet Crude Oil futures contract settlement prices, and the anticipated effect of the Offer and expected benefits of tendering Shares to the Offer both to the Offeror and to Shareholders, including the anticipated synergies, cost savings, operational and cost efficiencies and commitments with respect to the combined entity and the Syncrude Project, anticipated future production growth of the Offeror, reserve life indices and other statements that are not historical facts, are also forward-looking statements and information. All such forward-looking statements and information are subject to important risks, uncertainties and assumptions. All such forward-looking statements are made, where applicable, pursuant to the “safe harbor” provisions of applicable Securities Laws. It is important to know that:

•

unless otherwise indicated, forward-looking statements and information in the Offer, the Circular and its appendices, including the documents incorporated by reference, and other sections of this document, describe the Offeror’s expectations as at the date on which such statements are made;

•

the Offeror’s actual results and events could differ materially from those expressed or implied in the forward-looking statements and information in the Offer and the Circular, including the documents incorporated by reference, if known or unknown risks affect its business or the Offer, or if its estimates or assumptions turn out to be inaccurate. As a result, the Offeror cannot guarantee that the results or events expressed or implied in any forward-looking statement and information will materialize, and accordingly, you are cautioned against relying on these forward-looking statements and information; and

•

the Offeror disclaims any intention and assumes no obligation to update or revise any forward-looking statement or information, herein or in any document incorporated by reference, even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Securities Laws.

The Offeror made a number of assumptions with respect to forward-looking statements and information in the Offer and the Circular, including the documents incorporated by reference. In particular, in providing such statements and information, the Offeror has assumed, among other things, that: the Offeror will receive the Regulatory Approvals on the timelines and in the manner currently anticipated; the other conditions to the Offer will be satisfied on a timely basis in accordance with their terms; the anticipated synergies, cost savings and operational and cost efficiencies and other anticipated benefits of the Offer will materialize; the advice received from professional advisors is accurate; the Company’s public disclosure is accurate and that the Company has not failed to publicly disclose any material information respecting the Company, its business, operations, assets, material agreements, or otherwise; there will be no material changes to government and environmental

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regulations adversely affecting the Offeror’s operations; and the impact of the current economic climate and financial, political and industry conditions on the Offeror’s operations, including its financial condition and asset value, will remain consistent with the Offeror’s current expectations. Future repurchases of Offeror Common Shares will, at all times, be subject to the receipt of all necessary regulatory and stock exchange approvals, the existence of favourable market and business conditions and the ability of the Offeror to meet all legal requirements related to such repurchases. All figures and descriptions provided in this Offer and Circular related to the proposed transaction, including those around consideration, key metrics, reasons for the Offer, the potential benefits to the Offeror Shareholders and Shareholders (including increased shareholder returns and improved performance and administration savings) and expected pro forma effects are based on and assume the following: (a) the Offeror’s and the Company’s dividends, liquidity, debt, credit ratings, debt costs and assets (including reserves), will not change from what was the case on October 2, 2015, in the case of the Offeror, and from what the Offeror has ascertained from the Company’s public filings on SEDAR up to and including October 2, 2015, in the case of the Company, and in the case of reserves, those reported by the Offeror and the Company in their most recent annual information forms as at December 31, 2014; (b) 484.6 million Shares issued and outstanding immediately prior to the date of the Offer; (c) that all of the Shares are tendered to the Offer pursuant to the terms thereof; and (d) no other Shares or Offeror Common Shares are issued before the successful completion of the Offer. The Offeror’s expectations respecting production growth assume that the Offeror will maintain its current production levels, that its growth projects ramp up on schedule (and as previously disclosed by the Offeror), and that the purchase by the Offeror of the additional 10% interest in the Fort Hills Project closes as currently expected. Assumptions have also been made with respect to future oil and gas prices, the timing of commissioning and start-up of the Offeror’s capital projects and future foreign exchange and interest rates. Although the Offeror believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements or information will prove to be accurate.

By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause the Offeror’s actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements and information. In particular, there are certain risks related to the consummation of the Offer and the business and operations of the Offeror (including the business and operations that are currently being conducted and undertaken by the Offeror and those that will be conducted and undertaken by the Offeror upon consummation of the Offer) including, but not limited to, the risk of failure to satisfy the conditions to the Offer (including obtaining the Regulatory Approvals) and the risk that the anticipated synergies, cost savings and other benefits of the Offer may not be realized and the risk that future production may not grow as anticipated. In addition, Shareholders are cautioned that the actual results of the Offeror following the successful completion of the Offer, may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties including as a result of: volatility of oil and gas prices; fluctuations in currency and interest rates; variations in product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids; risks relating to securing adequate product transportation; the ability to access external sources of debt and equity capital; the timing and the costs of capital project and pipeline construction; changes in royalty, tax, environmental and other Laws or regulations or the interpretations of such Laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; changes in OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions. For a further discussion regarding the risks related to the Offer and the Offeror, see Section 24 of the Circular, “Risk Factors”.

NON-GAAP MEASURES

Certain financial measures in this Offer and Circular – namely cash flow from operations, free cash flow, free cash flow per share and Oil Sands cash operating costs – are not prescribed by GAAP. The non-GAAP measures presented herein do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. As a result, these non-GAAP measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The non-GAAP

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measures included herein have been provided because management of the Offeror uses the information to analyze operating and financial performance and liquidity and therefore believes such information may be considered useful by Shareholders.

Oil Sands cash operating costs for the six month period ended June 30, 2015 is defined and reconciled in the Second Quarter MD&A, which is incorporated by reference herein. Cash flow from operations is defined as cash flow provided by (used in) operating activities adjusted for changes in non-cash working capital. Free cash flow is defined as cash flow provided by (used in) operating activities adjusted for changes in non-cash working capital and less capital and exploration expenditures. Per share figures are calculated by dividing the average number of shares outstanding in each period for each respective company. Reconciliations of cash flow from operations and free cash flow to the nearest GAAP measure are set out below.

Cash flow from operations

Offeror Twelve months ended June 30, 2015 ($ millions)	Total	Three months ended
		June 30, 2015	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014
Cash flow provided by operating activities	7 590	1 794	876	2 015	2 905
Increase (decrease) in non-cash working capital	(188)	361	599	(523)	(625)
Cash flow from operations	7 402	2 155	1 475	1 492	2 280

Free cash flow and free cash flow per share

	Year ended December 31,			Six months ended June 30,
Offeror ($ millions, except as otherwise noted)	2012	2013	2014	2015
Cash flow provided by operating activities	8 859	10 100	8 936	2 670
Increase (decrease) in non-cash working capital	874	(688)	122	960
Cash flow from operations	9 733	9 412	9 058	3 630
Capital and exploration expenditures	(6 957)	(6 777)	(6 961)	(2 901)
Free cash flow	2 776	2 635	2 097	729
Weighted average number of shares outstanding (millions)	1 545	1 501	1 462	1 445
Free cash flow per share ($)	1.80	1.76	1.43	0.50

Company ($ millions, except as otherwise noted)
Cash flow provided by (used in) operating activities	1 864	1 583	745	(74)
Increase (decrease) in non-cash working capital	(283)	(236)	361	220
Cash flow from operations	1 581	1 347	1 106	146
Capital and exploration expenditures	(1 086)	(1 342)	(930)	(228)
Free cash flow	495	5	176	(82)
Weighted average number of shares outstanding (millions)	485	485	485	485
Free cash flow per share ($)	1.02	0.01	0.36	(0.17)

-viii-

FREQUENTLY ASKED QUESTIONS

The questions and answers below are not meant to be a substitute for the more detailed description and information contained in this Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read each of these documents carefully prior to making any decision regarding whether or not to tender your Shares. For ease of reference, cross-references are provided in this section to other sections of this Offer and Circular where you will find more complete descriptions of the topics mentioned below. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary.

Who is offering to purchase my Shares?

Suncor, Canada’s leading integrated energy company, is offering to purchase, on the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares, including any Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time. See Section 1 of the Circular, “The Offeror”.

What would I receive in exchange for my Shares?

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, 0.25 of an Offeror Common Share per Share (referred to herein as the “Offer Consideration”).

What does the Company Board think of the Offer?

Under Canadian Securities Laws, a directors’ circular must be prepared and delivered to Shareholders no later than 15 days from the date of commencement of the Offer. The directors’ circular must include either a recommendation to accept or reject the Offer, and the reasons for the board of directors’ recommendation, or a statement that the board of directors is unable to make or is not making a recommendation, and if no recommendation is made, the reasons for not making a recommendation. The Offeror has not been advised by the Company of the recommendation of the Company Board, if any, in respect of the Offer.

See “Background to the Offer” in Section 3 of the Circular for a description of the Offeror’s interactions with the Company and the Company Board leading up to the Offer.

What premium does the Offer Consideration represent?

The Offer Consideration represents an implied acquisition price of $8.84 per Share and a premium of 43% based on the closing prices of the Shares and the Offeror Common Shares on the TSX on October 2, 2015, the last trading day before the Offer was announced, and a 35% premium to the volume weighted average trading price of the Shares on the TSX for the 30 trading days ended October 2, 2015.

Why should I accept the Offer?

The Offeror believes that the consideration being offered for your Shares represents full and fair consideration, and represents a premium valuation for your Shares. The Offer also provides the opportunity for Shareholders to acquire ownership in the Offeror, Canada’s leading integrated energy company, with a diverse mix of growth assets, a strong track record of returning value to its shareholders through stable and growing dividends and share repurchases and an investment-grade credit profile. See Section 4 of the Circular, “Reasons to Accept the Offer”.

Will I be able to trade the Offeror Common Shares I receive?

You will be able to trade the Offeror Common Shares that you will receive under the Offer. Statutory exemptions allow such trading in Canada and upon the Registration Statement becoming effective in the United States, non-“affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror will be able to trade their

Offeror Common Shares received under the Offer in the United States. The Offeror has submitted applications to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX and the NYSE. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX and NYSE. See Section 16 of the Circular, “Regulatory Matters – Securities Regulatory Matters” and “Regulatory Matters – Stock Exchange Listing Requirements”.

How long do I have to decide whether to tender to the Offer?

The Offer is open for acceptance until 5:00 p.m. (Calgary time) on December 4, 2015 or such later time or times and date or dates to which the Offer may be extended by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. The Offeror will not amend the Offer to cause the Expiry Time to occur earlier than 60 days following the date of the Offer. In the event that the Independent Shareholder Tender Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days after the date of such announcement. See Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”.

If your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary, you should contact your intermediary directly if you wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Can the Offer be otherwise extended and, if so, under what circumstances?

Yes. In addition to the Mandatory Extension Period, the Offeror may elect, in its sole discretion, to extend the Offer from time to time. Under certain circumstances, the Offeror may be required to extend the Offer under applicable Securities Laws. If the Offer is extended to provide for the Mandatory Extension Period, or if the Offeror otherwise elects or is required to extend the Offer, the Offeror will notify the Depositary and publicly announce such extension and, if required by applicable Law, mail you a notice of variation. See Section 5 of the Offer, “Extension and Variation of the Offer”.

How do I tender my Shares to the Offer?

If you are a registered Shareholder (meaning that you have either a physical certificate or a DRS Advice representing your Shares registered in your name), you may accept the Offer by delivering to the Depositary a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on yellow paper), or a manually signed facsimile thereof, and depositing it along with, if applicable, the certificate(s) representing your Shares and any other required documents, at or prior to 5:00 p.m. (Calgary time) on December 4, 2015, unless the Offer is extended or withdrawn by the Offeror, in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

If you are a registered Shareholder and wish to accept the Offer but the certificates representing your Shares are not immediately available or you cannot provide the certificates or other required documents to the Depositary by the Expiry Time, you may validly deposit your Shares under the Offer in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on blue paper), or a manually signed facsimile thereof. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

If you are a non-registered Shareholder (meaning your Shares are held on your behalf, or for your account, by a broker, investment dealer, bank, trust company or other intermediary), you should contact such intermediary directly if you wish to accept the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary. See Section 3 of the Offer, “Manner of Acceptance”.

Certain non-registered Shareholders whose Shares are held in CDS may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Any financial institution or other entity that is a participant in CDS can cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular. See Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

Will I have to pay any fees or commissions?

You will not have to pay any fee or commission if you tender your Shares to the Offer directly to the Depositary or if you make use of the facilities of a Soliciting Dealer to accept the Offer. However, a broker or nominee or other intermediary through which you own Shares may charge a fee to tender Shares on your behalf. You should consult your broker or nominee or other intermediary to determine whether any charges will apply. See Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

How will the Offer affect my Options, PSUs, RSUs or DSUs?

The Offer is made only for Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”. If any holder of Options, PSUs, RSUs or DSUs does not exercise, convert, exchange or settle his or her Options, PSUs, RSUs or DSUs, as the case may be, and deposit any resulting Shares under the Offer at or prior to the Expiry Time, such Options, PSUs, RSUs or DSUs, as the case may be, may be replaced with similar Convertible Securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions. See Section 7 of the Circular, “Treatment of Convertible Securities”.

What if I have lost my Share certificate(s) but wish to tender my Shares to the Offer?

You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary, Computershare Investor Services Inc. The Depositary will advise you of replacement requirements which must be completed and returned before the Expiry Time. See Section 3 of the Offer, “Manner of Acceptance”.

Will I be able to withdraw previously tendered Shares?

Any Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up and paid for by the Offeror. To be effective, a withdrawal must be completed in accordance with the procedures outlined in Section 9 of the Offer, “Right to Withdraw Deposited Shares”. Once tendered Shares have been taken up and paid for by the Offeror, such Shares may no longer be withdrawn by or on behalf of the depositing Shareholder.

Withdrawals completed in accordance with the procedures of Section 9 of the Offer will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

If I accept the Offer, when will I receive the Offer Consideration?

If all of the conditions of the Offer are satisfied or waived by the Offeror, the Offeror will take up Shares tendered to the Offer (and not withdrawn) within ten calendar days after the Expiry Time and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. Any Shares tendered to the Offer after the first date on which Shares have been taken up by the Offeror (including during the Mandatory Extension Period, if applicable) will be taken up and paid for not later than ten calendar days after such tender. See Section 7 of the Offer, “Take Up and Payment for Deposited Shares”. Notwithstanding the foregoing, in no case will the Offeror waive the Independent Shareholder Tender Condition.

If I decide not to tender, how will my Shares be affected?

In the event that the Independent Shareholder Tender Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days after the date of such announcement. See Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”.

Additionally, if the Offeror takes up and pays for Shares under the Offer, the Offeror currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or a Subsequent Acquisition Transaction, to acquire any Shares not tendered to the Offer. It is the Offeror’s current intention that the consideration to be offered for such Shares under a Compulsory Acquisition or Subsequent Acquisition Transaction will be the same consideration offered pursuant to the Offer. In connection with such a transaction, you may have dissent rights and the tax consequences may vary from those of tendering your Shares under the Offer. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

What are some of the significant conditions to the Offer?

The Offer is subject to certain conditions described herein, including, among other things, that: (a) more than 66 2⁄3% of the outstanding Shares (calculated on a fully-diluted basis) shall have been validly tendered under the Offer and not withdrawn (the Minimum Tender Condition); (b) more than 50% of the outstanding Shares held by Independent Shareholders shall have been validly tendered under the Offer and not withdrawn (the Independent Shareholder Tender Condition); (c) all Options, PSUs, RSUs and DSUs shall have been exercised, terminated or otherwise cancelled, will be assumed by the Offeror on terms satisfactory to the Offeror, in its sole discretion, or shall have been otherwise dealt with on terms satisfactory to the Offeror, in its sole discretion; (d) the Company shall not have taken certain actions that could reasonably be expected to make it inadvisable for the Offeror to proceed, including with respect to the sale, disposition or other dealing with any of the assets of the Company; and (e) the Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, as described herein. See Section 4 of the Offer, “Conditions of the Offer” and a detailed summary of the Regulatory Approvals can be found in Section 16 of the Circular, “Regulatory Matters”.

What will happen if the conditions to the Offer are not satisfied?

If the conditions to the Offer are not satisfied or waived by the Offeror, the Offeror will not be obligated to take up, accept for payment or pay for any Shares tendered to the Offer. Subject to applicable Law, the Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Independent Shareholder Tender Condition.

Do I have dissenters’ or appraisal rights in connection with the Offer?

No. Shareholders will not have dissenters’ or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Shares to the Offer may have rights of dissent in the event the Offeror acquires their Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

What are the Canadian federal income tax consequences of accepting the Offer?

Subject to the qualifications set forth in the Circular, if you are a resident of Canada and hold your Shares as capital property and you sell your Shares pursuant to the Offer, you generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act (and the corresponding provisions of any applicable provincial legislation).

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Shares pursuant to the Offer, unless your Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

What are the U.S. federal income tax consequences of accepting the Offer?

The Offeror intends for the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition, as applicable, to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder generally will not recognize gain or loss on the exchange of Shares for Offeror Common Shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

Who can I call with questions about the Offer or for more information?

Questions and requests for assistance concerning the Offer may be directed to:

(a)	the Information Agent (D.F. King Canada) at 1-866-521-4427 (Toll Free in North America), or at 1-201-806-7301 (Banks, Brokers and Collect Calls), or by e-mail at inquiries@dfking.com;

(b)

the Dealer Manager (J.P. Morgan Securities Canada Inc.) at 1-888-270-2178 (Toll Free in North America) or at 1-403-532-2134 (Outside of North America) or by using the contact information of any additional dealer managers which may be provided subsequent to the date of this Offer and Circular; or

(c)

the Depositary (Computershare Investor Services Inc.) at 1-800-564-6253 (Toll Free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com, or by using the additional information found on the back page of this document.

SUMMARY

The following is a summary only and is qualified in its entirety by the detailed provisions contained in the Offer and Circular. Shareholders should read the Offer and Circular in its entirety. Certain capitalized and other terms used in this Summary are defined in the Glossary.

The Offer

The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time).

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, 0.25 of an Offeror Common Share per Share. The Offeror has submitted applications to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX and the NYSE. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX and NYSE.

The closing price of the Shares on the TSX on October 2, 2015, the last trading day prior to the announcement of the Offer, was $6.19.

The closing prices of the Offeror Common Shares on the TSX and the NYSE on October 2, 2015, the last trading day prior to the announcement of the Offer, were $35.37 and US$26.86, respectively.

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

The Offer is made only for Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”.

The Offeror

The Offeror is Canada’s leading integrated energy company, strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands, including a 12.0% interest in the Syncrude Project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. In addition, the Offeror explores for, acquires, develops, produces and markets crude oil and natural gas in Canada and internationally; transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Periodically, the Offeror markets third party petroleum products. In addition, the Offeror conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. The Offeror reports the results of its operations in three segments: Oil Sands, Exploration and Production (E&P) and Refining and Marketing, and reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations (which includes investments in renewable energy projects). The Offeror exists under the CBCA and its registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

The Company

The Company has a non-diversified ownership interest in the Syncrude Project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. Syncrude is located near Fort McMurray, Alberta, Canada and operates oil sands mines, bitumen extraction plants, an upgrading complex and utilities plants that collectively produce a single high quality, light, sweet synthetic crude oil blend, referred to as “Syncrude Sweet Premium”. The Company holds a 36.74% interest in the Syncrude Project and its active business operations consist principally of its indirect ownership of Syncrude and the marketing and sales of SCO derived from such ownership, as well as other products related to such Syncrude interest. The Company exists under the ABCA and its registered and head office is located at 2000 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Reasons to Accept the Offer

Suncor believes that the consideration under the Offer represents a full and fair price for the Shares at a substantial premium to the pre-Offer market price and provides Shareholders with the opportunity to increase their dividend received, maintain oil price exposure and participate in Suncor’s future growth. Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Premium to Market Price

Suncor believes that the Offer is financially compelling to Shareholders. The Offer Consideration represents an implied acquisition price of $8.84 per Share and a premium of 43% based on the closing prices of the Shares and the Offeror Common Shares on the TSX on October 2, 2015, the last trading day before the Offer was announced, and a 35% premium to the volume weighted average trading price of the Shares on the TSX for the 30 trading days ended October 2, 2015.

Interest in Canada’s Leading Integrated Energy Company with Superior Liquidity and Market Access

As Shareholders will receive Offeror Common Shares as consideration under the Offer, they will become investors in Suncor, Canada’s leading integrated energy company, with a significantly larger market capitalization, strong investment grade financial profile, broader analyst coverage and share liquidity well above that currently enjoyed by the Company. In contrast to the Company, whose business is almost entirely composed of a non-operated interest in the Syncrude Project, Suncor has a well-diversified operated asset portfolio with complementary upstream and downstream operations.

Suncor’s integrated business model is designed to access world prices for crude oil and mitigate differential volatility thereby consistently generating free cash flow. This has enabled Suncor to fund its capital program and planned growth projects and deliver increasing dividends and substantial share buybacks to its shareholders over the past number of years, even in sustained periods of lower commodity prices. In particular, Suncor’s downstream refining and marketing (“R&M”) business, which is an industry leader in profitability and reliability, has enabled Suncor to capture margins across the value chain and maximize the value of its oil sands production.

Notes:

(1)

Net earnings per barrel of capacity. Peers consist of Alon USA Energy, Inc., CVR Refining, LP, the U.S. downstream divisions of Chevron Corporation and Exxon Mobil Corporation, HollyFrontier Corporation, the downstream divisions of Imperial Oil Limited and Husky Energy Inc., Marathon Petroleum Corporation, PBF Energy Inc., Phillips 66 Company, Tesoro Corporation, United Refining Company, Valero Energy Corporation and Western Refining, Inc. Suncor, CVR Refining, LP and Husky Energy Inc. report net earnings on a first-in-first-out inventory valuation basis, while other peers report on a last-in-first-out basis and therefore Suncor’s net earnings in a given period may not be comparable to those peers.

(2)	Source: U.S. Energy Information Administration.

Shareholders will essentially retain their oil price exposure following the successful completion of the Offer. Shareholders will also benefit from the diversification of Suncor’s upstream production asset base and its increased ability to realize global oil prices as a result of its integrated business model which in turn helps to mitigate cash flow volatility from changing oil price differentials.

Notes:

(1)	Current and pro forma production shares are based on boe production for the six months ended June 30, 2015.
(2)	North American Onshore and Libya.
(3)	Suncor’s gross revenues net of royalties less purchases of crude oil and products and less transportation, divided by upstream production. All figures rounded to the nearest dollar.

Enhanced Production and Reserves

Through their ownership of Offeror Common Shares following the successful completion of the Offer, Shareholders will continue to indirectly participate in any value increases associated with the Company’s current business and any value increases as a result of Suncor’s increased interest in the Syncrude Project to 48.74% following and taking into account the successful completion of the Offer.

Since 2012, Suncor has consistently provided meaningful production growth for its shareholders, particularly when compared to the production of the Company during the same period. Since the beginning of 2012, Suncor has realized a compound annual upstream production growth rate of approximately 10%. On a pro forma basis, assuming the successful completion of the Offer, Suncor would have recognized additional production of 16% during the first half of 2015. In comparison, since 2012, the Company has realized a negative compound annual production growth rate of approximately 5%.

Suncor anticipates that its production will continue to grow, including from two of its large scale growth projects, Fort Hills and Hebron (collectively representing close to 125 mboe/d of expected additional production, net to Suncor, once the projects are fully operational). The projects are expected to commence production in late 2017, with a ramp-up of production continuing into 2019 for Fort Hills and 2020 for Hebron. With this additional production, and assuming that Suncor maintains its current aggregate production levels, Suncor expects average annual production growth of approximately 5% over the next five years (from 2015 to 2019, inclusive). The foregoing assumes the successful completion of Suncor’s anticipated acquisition of an additional 10% interest in the Fort Hills Project.

Notes:

(1)	Compound annual growth rate.
(2)	Excludes Suncor’s Libyan and North American Onshore production.

Upon the successful completion of the Offer, Suncor will add to its long-life, low decline reserves base. As at December 31, 2014, Suncor had proved (1P) reserves of approximately 4.7 billion boe and proved plus probable (2P) reserves of approximately 7.5 billion boe, which are more than four times the Company’s reported proved (1P) reserves of approximately 0.7 billion boe and approximately 1.6 billion boe of proved plus probable (2P) reserves. Assuming the successful completion of the Offer, the combined entity will have approximately 9.1 billion boe of proved plus probable reserves and a reserves life index (RLI) of greater than 38 years.

Notes:

(1)	Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014.
(2)	As at December 31, 2014 and assumes that approximately 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014.
(3)	As at December 31, 2014 and assumes that approximately 1.6 billion boe of proved and probable reserves are produced at a rate of 94,557 boe/d, COS’ average daily production rate in 2014.

Free Cash Flow Generation

The Company, which has an undiversified portfolio, currently relies on its non-operated interest in a single oil sands project to fund its operations and provide returns to its shareholders, which has resulted in decreasing free cash flow and dividends over the last five years. The Company’s cash flow suffers greatly in low crude oil price environments, especially when compared to that of Suncor. For the 12 months ended June 30, 2015, Suncor generated approximately $7.4 billion of cash flow from operations and approximately $7.6 billion of cash flow provided by operating activities. From January 1, 2012 to June 30, 2015, Suncor generated $5.49 per share of free cash flow as compared to $1.22 per share free cash flow generated by the Company during the same period.

Notes:

(1)	Free cash flow, free cash flow per share and cash flow from operations are non-GAAP measures. See “Non-GAAP Measures”.
(2)	Figures are divided by the average number of shares outstanding in each period for each respective company.

Superior Returns to Shareholders

Suncor has a strong track record of returning value to its shareholders, as compared generally to its industry peers and specifically to the Company. For example, since October 3, 2010, Suncor’s shareholders have received a total return (including dividends) of 15%, compared to a total return of -69% for Shareholders of the Company during the same period.

Note:

(1)	Source: Bloomberg, from October 3, 2010 to October 2, 2015.

Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years, Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, which places it among the leaders of its peer group. In the third quarter of 2015, the Offeror announced a further increase in its quarterly dividend to $0.29 per Offeror Common Share. In contrast, in the past five years, the Company (formerly a trust) has reduced its quarterly dividend/distribution from a high of $0.50 per trust unit in 2010 to its current low of $0.05 per Share. On a quarterly, per Share basis, Shareholders whose Shares are taken up and paid for pursuant to the Offer are expected to realize a dividend increase of approximately 45% per Share, as compared to the dividend they currently receive from the Company.

Notes:

(1)

Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.

(2)	Includes distributions on the trust units of the Company’s predecessor prior to December 31, 2010.

In addition to its track record of steady dividend growth, Suncor has returned value to its shareholders by repurchasing and subsequently cancelling approximately $5.3 billion of Offeror Common Shares from 2011 to 2014, representing approximately 10% of the outstanding Offeror Common Shares as at the date hereof. During the same period, the Company conducted no share repurchases.

Note:

(1)

Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at June 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per share (subject to approval by the Offeror Board).

It is the intention of Suncor to continue to provide meaningful returns to its shareholders, including Shareholders who hold Offeror Common Shares following the completion of the Offer, by providing a competitive and sustainable dividend. In addition, following the completion of the Offer and subject to market conditions, Suncor is anticipating resumption of its previously announced $500 million normal course issuer bid program and expects to continue to target additional Offeror Common Share repurchases of up to $250 million through the end of the first quarter of 2016, subject to market conditions and timely completion of the Offer. As required by Securities Laws, purchases under Suncor’s normal course issuer bid have been temporarily suspended until the completion of the Offer.

Superior Financial Profile

Suncor is a financially sound company with a strong investment grade credit profile and lower cost of debt relative to the Company and many industry peers. Suncor’s balance sheet and cash flow from operations are resilient, even in a lower commodity price environment. Suncor remains committed to maintaining its strong financial position in support of its base business and its significant growth profile following the completion of the Offer. As at June 30, 2015, Suncor’s net debt to capitalization was 17%, and would have been 19% on a pro forma basis, assuming the successful completion of the Offer. In contrast, the Company’s reported net debt to capitalization ratio was a relatively high 36% as of June 30, 2015 and the Company has a marginal investment grade credit profile, which Suncor believes could continue to deteriorate in an ongoing lower crude oil price environment.

Note:

(1)	Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity.

Synergies and Cost Savings

Suncor is focused on a disciplined and rigorous approach to the management of operating and capital costs and anticipates that, following completion of the Offer, it will continue to maintain and seek to further reduce its already competitive Oil Sands cash operating costs of $28.20/bbl for the six months ended June 30, 2015.

As a result of the Offer, Suncor expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity as it relates to Syncrude. Suncor believes that, following the successful completion of the Offer, synergies can be realized with respect to both its own and the Company’s existing Syncrude interests through operational and integration efficiencies and that there will be significant opportunities to achieve reductions in, among others, administration and corporate expenses. Suncor currently expects to realize approximately $25 million in annual general and administration cost savings as a result of such efficiencies. Further, Suncor expects that the complementary nature of Suncor’s current operations and infrastructure will enable Suncor to achieve meaningful reductions in the Company’s stand-alone operational and marketing expenses.

With a significantly increased interest (48.74%) in Syncrude, Suncor will commit additional experienced operational personnel to work closely with the operator to improve reliability and long-term strategic decision-making.

Established and Experienced Management Team with Demonstrated Strong Operational Results

Suncor is led by its President and Chief Executive Officer, Steve Williams, and his well-established and highly experienced executive team. In addition, the Offeror Board is composed of highly capable, experienced, diverse and independent directors. With 50 years of oil sands operation and project development experience, Suncor is well positioned to take full advantage of the potential in the Company’s assets and to create additional value for shareholders. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, which has delivered results for shareholders.

In addition, this focus has improved Suncor’s upgrader utilization rates over the past several years, which have significantly exceeded those of Syncrude.

Note:

(1)	Nameplate capacity of both the Syncrude and Suncor upgrading complexes is 350,000 barrels per day.

Designed to Allow Canadian and U.S. Shareholders to Defer Recognition of Capital Gains and Losses

For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. For U.S. tax purposes, the Offer is also intended to provide U.S. Holders with an automatic rollover to defer recognition of capital gains or losses from disposal of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

See Section 4 of the Circular, “Reasons to Accept the Offer”.

Purpose of the Offer and Plans for the Company

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. See Section 9 of the Circular, “Purpose of the Offer and Plans for the Company”.

Following the successful completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause the Company to apply to the TSX to delist the Shares from trading.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under applicable Canadian Securities Laws.

See Section 13 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

Conditions of the Offer

The Offer is subject to certain conditions described herein, including, among other things, that: (a) more than 66 2⁄3% of the outstanding Shares (calculated on a fully-diluted basis) shall have been validly tendered under the Offer and not withdrawn (the Minimum Tender Condition); (b) more than 50% of the outstanding Shares held by Independent Shareholders shall have been validly tendered under the Offer and not withdrawn (the Independent Shareholder Tender Condition); (c) all Options, PSUs, RSUs and DSUs shall have been exercised, terminated or otherwise cancelled, will be assumed by the Offeror on terms satisfactory to the Offeror, in its sole discretion, or shall have been otherwise dealt with on terms satisfactory to the Offeror, in its sole discretion; (d) the Company shall not have taken certain actions that could reasonably be expected to make it inadvisable for the Offeror to proceed, including with respect to the sale, disposition or other dealing with any of the assets of the Company; and (e) the Regulatory Approvals shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated, as described herein. The Offeror reserves the right to withdraw or extend the Offer and to not take up and pay for any Deposited Shares unless each of the conditions of the Offer is satisfied or waived by the Offeror at or prior to the Expiry Time. Notwithstanding the foregoing, in no case will the Offeror waive the Independent Shareholder Tender Condition.

See Section 4 of the Offer, “Conditions of the Offer” for more information on the conditions of the Offer.

Permitted Bid Compliance

The Offeror has structured the Offer to meet the requirements of the definition of a “Permitted Bid” under the Shareholder Rights Plan. In order to comply with the provisions of the Shareholder Rights Plan relating to a “Permitted Bid”, and notwithstanding anything to the contrary contained herein, the Offer contains the following irrevocable and unqualified provisions: (a) the Offer will remain outstanding for a minimum of 60 days and Shares tendered pursuant to the Offer will not be taken up or paid for prior to the expiry of the 60 day period, and only if at such time more than 50% of the Shares held by Independent Shareholders have been tendered to the Offer and not withdrawn; (b) unless the Offer is withdrawn, Shares may be deposited pursuant to the Offer at any time during the period of time described in (a) above and any Shares deposited pursuant to the Offer may be withdrawn until taken up and paid for; and (c) if more than 50% of the Shares held by Independent Shareholders are tendered pursuant to the Offer within the 60 day period, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Shares for not less than ten Business Days from the date of such public announcement. See Section 6 of the Offer, “Permitted Bid Compliance”.

Time for Acceptance

The Offer is open for acceptance from the date hereof until 5:00 p.m. (Calgary time) on December 4, 2015 or such later time or times and date or dates to which the Offer may be extended by the Offeror from time to time, unless the Offer is withdrawn by the Offeror.

In the event that the Independent Shareholder Tender Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days after the date of such announcement. See Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”. In addition, the Expiry Time may be otherwise extended at the Offeror’s sole discretion. See Section 5 of the Offer, “Extension and Variation of the Offer”. However, in no case will the Offeror amend the Offer in such a manner as would cause the Expiry Time to occur earlier than 60 days following the date of the Offer.

Manner of Acceptance

Registered Shareholders (meaning Shareholders that have either a physical certificate or a DRS Advice representing Shares registered in his, her or its name) may accept the Offer by delivering to the Depositary a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on yellow paper), or a manually signed facsimile thereof, and depositing it along with, if applicable, the certificate(s) representing Shares for which the Offer is accepted and any other required documents at or prior to the Expiry Time in accordance with the instructions in the Letter of Transmittal. See Section 3 of the Offer, “Manner of Acceptance – Letter of Transmittal”.

Alternatively, in circumstances where the certificates representing Shares are not immediately available or the certificates or any other required documents cannot be provided to the Depositary by the Expiry Time, registered Shareholders may accept the Offer by following the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery (printed on blue paper), or a manually signed facsimile thereof. See Section 3 of the Offer, “Manner of Acceptance – Procedure for Guaranteed Delivery”.

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary. See Section 3 of the Offer, “Manner of Acceptance”.

Certain non-registered Shareholders whose Shares are held in CDS may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Any financial institution or other entity that is a participant in CDS can cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer. Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular. See Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”.

No fee or commission will be payable by a Shareholder who tenders his, her or its Shares to the Offer directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer. See Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

Take Up and Payment for Deposited Shares

Upon the terms and subject to the conditions of the Offer, the Offeror will take up Shares validly tendered to the Offer and not withdrawn pursuant to Section 9 of the Offer, “Right to Withdraw Deposited Shares”, not later than ten calendar days after the Expiry Time and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. Any Shares tendered to the Offer after the first date on which Shares have been taken up by the Offeror (including during the Mandatory Extension Period, if applicable) will be taken up and paid for not later than ten calendar days after such tender. See Section 7 of the Offer, “Take Up and Payment for Deposited Shares”.

Withdrawal of Deposited Shares

Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder pursuant to the procedures outlined in Section 9 of the Offer, “Right to Withdraw Deposited Shares”.

Acquisition of Shares Not Deposited Under the Offer

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Shares under the Offer (calculated on a fully-diluted basis), then the Offeror intends to acquire the remainder of the Shares by way of a Compulsory Acquisition, for consideration per Share not less than, and in the same form as, the Offer Consideration.

If the Offeror takes up and pays for an amount of Shares that is less than 90% of the outstanding Shares (calculated on a fully-diluted basis) or if a Compulsory Acquisition is not available to the Offeror or the Offeror elects not to pursue such Compulsory Acquisition, the Offeror intends to acquire the remainder of the Shares by way of a Subsequent Acquisition Transaction, for consideration per Share not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

Regulatory Matters

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon the Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated. These approvals include, but are not limited to, the Competition Act Clearance, the HSR Act Clearance and the Stock Exchange Approvals. See Section 16 of the Circular, “Regulatory Matters”.

Certain Canadian Federal Income Tax Considerations

Subject to the qualifications set forth in the Circular, if you are a resident of Canada and hold your Shares as capital property and you sell your Shares pursuant to the Offer, you generally will not realize a capital gain (or capital loss) as a result of an automatic tax-deferred “rollover” pursuant to Section 85.1 of the Tax Act (and the corresponding provisions of any applicable provincial legislation).

If you are not a resident of Canada, you generally will not be subject to tax under the Tax Act on any capital gain realized on a disposition of your Shares pursuant to the Offer, unless your Shares are “taxable Canadian property”.

The foregoing is a brief summary of Canadian federal income tax consequences only and is qualified by the description of Canadian federal income tax considerations in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of a sale of Shares pursuant to the Offer or a disposition of Shares pursuant to any Compulsory Acquisition or Subsequent Acquisition Transaction.

See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Certain United States Federal Income Tax Considerations

The Offeror intends for the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition, as applicable, to be treated as a reorganization for U.S. federal income tax purposes. If the Offer is so treated, a U.S. Holder generally will not recognize gain or loss on the exchange of Shares for Offeror Common Shares pursuant to the Offer. The determination of whether the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment depends on the resolution of complex issues and facts, and there is no assurance that the exchange pursuant to the Offer or any Subsequent Acquisition Transaction or Compulsory Acquisition will qualify for such treatment.

The foregoing is a brief summary of U.S. federal income tax consequences only and is qualified by the description of U.S. federal income tax considerations in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Tax matters are very complicated, and the tax consequences of the Offer to a particular Shareholder will depend in part on such Shareholder’s circumstances. Accordingly, Shareholders are urged to consult their own U.S. tax advisors for a full understanding of the tax consequences of the Offer to them, including the applicability of U.S. federal, state, local and non-U.S. income and other tax Laws.

Risk Factors

An investment in the Offeror Common Shares and the acceptance of the Offer are subject to certain risks. In assessing the Offer, Shareholders should carefully consider the risks described in the Circular and in the documents incorporated herein by reference. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror. See Section 24 of the Circular, “Risk Factors”.

Dealer Manager and Soliciting Dealer Group

The Offeror has retained J.P. Morgan Securities Canada Inc. to act as the dealer manager in connection with the Offer, and may retain one or more additional dealer managers in connection with the Offer. The Dealer Manager has undertaken to form a Soliciting Dealer Group to solicit acceptances of the Offer from Shareholders. No fee or commission will be payable by a Shareholder who tenders his, her or its Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

Questions and requests for assistance may be directed to the Dealer Manager using the contact information on the back page of the Circular.

See Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

Information Agent and Depositary

The Offeror has retained D.F. King Canada, a division of CST Investor Services Inc., to act as information agent in connection with the Offer. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has engaged Computershare Investor Services Inc. to act as the depositary for the Offer. The Depositary may contact Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Depositary will facilitate book-entry only transfers of Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance may be directed to the Information Agent or Depositary for the Offer using the contact information on the back page of the Circular.

See Section 26 of the Circular, “Information Agent and Depositary”.

Unaudited Pro Forma Consolidated Financial Statements

Shareholders should refer to Appendix A to the Circular for the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2015 and the unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the six month period ended June 30, 2015 and the year ended December 31, 2014, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

THE OFFER

The accompanying Circular is incorporated into and forms part of the Offer and contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

October 5, 2015

TO:	THE HOLDERS OF SHARES OF CANADIAN OIL SANDS LIMITED

1.	THE OFFER

The Offeror is offering to purchase, upon the terms and subject to the conditions of the Offer, all of the issued and outstanding Shares (including any Shares which may become issued and outstanding after the date of the Offer and prior to the Expiry Time).

Upon acceptance of the Offer, each Shareholder whose Shares are taken up and paid for by the Offeror will be entitled to receive, in respect of all of his, her or its Shares, 0.25 of an Offeror Common Share per Share. The Offeror has submitted applications to list the Offeror Common Shares offered to Shareholders pursuant to the Offer on the TSX and the NYSE. Listing of the Offeror Common Shares will be subject to the Offeror fulfilling all of the applicable listing requirements of the TSX and NYSE.

The closing price of the Shares on the TSX on October 2, 2015, the last trading day prior to the announcement of the Offer, was $6.19.

The closing prices of the Offeror Common Shares on the TSX and NYSE on October 2, 2015, the last trading day prior to the announcement of the Offer, were $35.37 and US$26.86, respectively.

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

The Offer is made only for Shares and is not made for any Convertible Securities. Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities to acquire Shares and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance” and Section 7 of the Circular, “Treatment of Convertible Securities”.

The accompanying Circular, Letter of Transmittal and Notice of Guaranteed Delivery, all of which are incorporated into and form part of the Offer, contain important information that should be read carefully before making a decision with respect to the Offer.

2.	TIME FOR ACCEPTANCE

The Offer is open for acceptance from the date hereof until 5:00 p.m. (Calgary time) on December 4, 2015 or such later time or times and date or dates to which the Offer may be extended by the Offeror from time to time, unless the Offer is withdrawn by the Offeror. In addition to any Mandatory Extension Period (as described further below), the Expiry Time may be extended at the Offeror’s sole discretion pursuant to Section 5 of the Offer, “Extension and Variation of the Offer”. The Offeror will not amend the Offer in such a manner as would cause the Expiry Time to occur earlier than 60 days following the date of the Offer.

In the event that the Independent Shareholder Tender Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days after the date of such announcement. See Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”.

3.	MANNER OF ACCEPTANCE

Letter of Transmittal

Registered Shareholders (meaning Shareholders that have either a physical certificate or a DRS Advice representing Shares registered in his, her or its name) may accept the Offer by depositing the following documents with the Depositary at any one of the offices specified in the Letter of Transmittal no later than the Expiry Time:

(a)	certificate(s) representing the Shares for which the Offer is accepted (if applicable);

(b)	a properly completed and executed Letter of Transmittal, in the form accompanying the Offer (printed on yellow paper), or a manually signed facsimile thereof; and

(c)	any other documents specified in the instructions set out in the Letter of Transmittal.

Registered Shareholders who cannot comply on a timely basis with these procedures for deposit of the requisite certificate(s) for Shares at or prior to the Expiry Time may deposit certificate(s) representing Shares pursuant to the procedure for guaranteed delivery described below.

The Offeror has structured the Offer to meet the requirements of a “Permitted Bid” under the Shareholder Rights Plan. As a result, a deposit of Shares by a Shareholder will also constitute a deposit of the associated Rights without any further action by the Shareholder. If, however, the Separation Time under the Shareholder Rights Plan occurs prior to the Expiry Time and Rights Certificates are distributed to Shareholders prior to the time that a Shareholder deposits his, her or its Shares pursuant to the Offer, then in order for the Shares to be validly deposited, Rights Certificates(s) representing Rights equal in number to the number of Shares deposited must be delivered to the Depositary. Further, if the Separation Time occurs prior to the Expiry Time and Rights Certificates are not distributed to Shareholders by the time that a Shareholder deposits his, her or its Shares pursuant to the Offer, then the Shareholder may deposit his, her or its Rights prior to receiving Rights Certificate(s) by using the procedures for guaranteed delivery described below. In any case, a deposit of Shares constitutes an agreement by the Shareholder to deliver Rights Certificate(s) representing the associated Rights, if applicable, to the Depositary at or prior to 5:00 p.m. (Calgary time) on the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders. The Offeror reserves the right to require, if a Separation Time occurs prior to the Expiry Time, that the Depositary receives Rights Certificate(s) from a Shareholder representing such Rights prior to the Offeror taking up the Shares for payment pursuant to the Offer. The obligation of the Offeror to take up and pay for any Rights is subject to all conditions to the Offer being satisfied or waived by the Offeror at or prior to the Expiry Time (subject to the provisions of Section 6 of the Offer, “Permitted Bid Compliance”).

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Certain non-registered Shareholders whose Shares are held in CDS may accept the Offer, through their respective CDS Participant, by following the procedures for book-entry transfer established by CDS, provided that a Book-

Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Any financial institution or other entity that is a participant in CDS can cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular. See “– Acceptance by Book-Entry Transfer”.

No fee or commission will be payable by a Shareholder who tenders his, her or its Shares to the Offer directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer. See Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”.

Signature Guarantees

No signature guarantee is required in respect of the signature on the Letter of Transmittal if:

(a)

the Letter of Transmittal is signed by the registered owner of the Shares exactly as the name of the registered Shareholder appears on the certificate(s) representing Deposited Shares or, if applicable, Rights Certificates representing deposited Rights, deposited therewith (or, where applicable, on the corresponding DRS Advice), and the consideration to be received by such registered Shareholder pursuant to the Offer is to be delivered directly to such registered Shareholder; or

(b)	Shares are tendered for the account of an Eligible Institution.

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Shares is registered in the name of a Person other than a signatory of a Letter of Transmittal or if the consideration to be received pursuant to the Offer is to be delivered to a Person other than the registered owner, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered owner appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

Method of Delivery

The method of delivery of the certificate(s) representing Shares (if applicable) (and, if applicable, the Rights Certificates), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the tendering Shareholder. The Offeror recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if certificate(s) for Shares and the other documents are to be sent by mail, registered mail with return receipt requested, properly insured, is recommended, and it is suggested that the mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to such time. Delivery will only be effective upon actual receipt of the required documents by the Depositary.

Procedure for Guaranteed Delivery

If a registered Shareholder wishes to accept the Offer and either: (a) the certificate(s) representing the Shareholder’s Deposited Shares and, if the Separation Time has occurred prior to the Expiry Time, the Rights Certificate(s) representing the associated Rights, are not immediately available; or (b) the Shareholder is unable to deliver the certificate(s) for Deposited Shares or, if the Separation Time has occurred prior to the Expiry Time, the Rights Certificate(s) representing the associated Rights, the Letter of Transmittal and all other required documents (if any) to the Depositary by the Expiry Time, those Shares may nevertheless be tendered to the Offer provided that all of the following conditions are met:

(a)	such tender is made only at the principal office of the Depositary in Calgary, Alberta or Toronto, Ontario, by or through an Eligible Institution;

(b)

a Notice of Guaranteed Delivery, in the form accompanying the Offer (printed on blue paper) (or a manually signed facsimile thereof), properly completed and executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario, at or before the Expiry Time;

(c)

the certificate(s) representing the Deposited Shares and, if the Separation Time has occurred prior to the Expiry Time and Rights Certificates have been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the associated Rights, in proper form for transfer, together with a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof) with signatures guaranteed if so required in accordance with the Letter of Transmittal and all other documents required by such Letter of Transmittal, are received at the Calgary, Alberta or Toronto, Ontario office of the Depositary by 5:00 p.m. (Calgary time) on or before the third trading day on the TSX after the Expiry Time; and

(d)

if the Separation Time has occurred prior to the Expiry Time but Rights Certificates have not been distributed to Shareholders prior to the Expiry Time, the Rights Certificate(s) representing the deposited Rights, together with a properly completed and executed Letter of Transmittal (or a manually signed facsimile thereof) with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Calgary, Alberta or Toronto, Ontario office of the Depositary by 5:00 p.m. (Calgary time) on or before the third trading day on the TSX after the date, if any, that Rights Certificates are distributed to Shareholders.

The Notice of Guaranteed Delivery may be delivered by hand or couriered or transmitted by facsimile or mailed to the Depositary only at its principal office in Calgary, Alberta or Toronto, Ontario, and must include a signature guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) (if applicable) and other required documents to any office other than the Calgary, Alberta or Toronto, Ontario offices of the Depositary does not constitute delivery for the purpose of satisfying the guaranteed delivery.

Non-registered Shareholders

Non-registered Shareholders whose Shares are held on their behalf, or for their account, by a broker, investment dealer, bank, trust company or other intermediary, should contact such intermediary directly in order to tender Shares to the Offer. Intermediaries may establish tendering cut-off times that are up to 48 hours prior to the Expiry Time. As a result, non-registered Shareholders wishing to tender their Shares should promptly and carefully follow the instructions provided to them by their broker, investment dealer, bank, trust company or other intermediary.

Acceptance by Book-Entry Transfer

Certain non-registered Shareholders whose Shares are held in CDS may accept the Offer, through their respective CDS Participants, by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary will establish an account at CDS for the purpose of the Offer. Any financial institution or other entity that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder’s Shares into the Depositary’s account in accordance with CDS procedures for such transfer. Delivery of Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS Participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary’s account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefor such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Shareholders who wish to accept the Offer by Book-Entry Confirmation should contact the Depositary for assistance. Contact details for the Depositary may be found on the last page of the Circular.

Determination of Validity

All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion, which determination will be final and binding on all parties. The Offeror reserves the absolute right to reject any and all deposits of Shares determined by it not to be in proper form, or the issue of Offeror Common Shares in respect of which may, in the opinion of the Offeror’s legal counsel, be unlawful. The Offeror also reserves the absolute right to, in its sole discretion, waive any defect or irregularity in any deposit of Shares. None of the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person will be under any duty to give notification of any defect or irregularity in deposits or incur any liability for failure to give any such notice. The Offeror’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the Notice of Guaranteed Delivery) will be final and binding on all parties. The Offeror reserves the right to permit the Offer to be accepted in a manner other than as set forth herein.

Under no circumstances will any amount be paid by the Offeror or the Depositary by reason of any delay in taking up and paying for any Shares or in providing the Offer Consideration to any Person on account of any Shares accepted for take up and payment pursuant to the Offer.

Dividends and Distributions; Liens

A Shareholder who accepts this Offer shall be entitled to receive any regular quarterly cash dividends of not more than $0.05 per Share declared by the Company with record dates and payment dates consistent with past practice and having a record date occurring prior to the date that the Shares are taken up and paid for by the Offeror. Except as provided in the foregoing sentence, subject to the terms and conditions of the Offer and subject, in particular, to Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set forth above, a Shareholder irrevocably assigns to the Offeror, and the Offeror shall thereby acquire, free and clear of all liens, restrictions, charges, encumbrances, claims, adverse interests, equities and rights of others, all of the rights and benefits of a Shareholder in and to the Shares identified in the Letter of Transmittal delivered (or deemed to be delivered) to the Depositary (the “Deposited Shares”) and in and to all rights and benefits arising from such Deposited Shares, including any and all dividends, distributions, payments, securities, property or other interests (including Rights), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them, whether or not separate from the Deposited Shares, on and after the date of this Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, “Distributions”).

If, notwithstanding such assignment, any Distributions are received by or made payable to or to the order of a Shareholder, then: (a) the Offeror will be entitled to all rights and privileges as the owner of any such Distribution and such Distribution shall be received and held by such Shareholder for the account of the Offeror and shall be promptly remitted and transferred by the Shareholder to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; or (b) in its sole discretion, the Offeror may, in lieu of such remittance or transfer, reduce the amount of the consideration payable to such Shareholder by deducting from the number of Offeror Common Shares otherwise payable by the Offeror pursuant to the Offer the number of Offeror Common Shares equal to the amount or value of such Distribution, as determined by the Offeror, in its sole discretion.

The declaration or payment of any such Distribution, or the distribution or issuance of any such securities, rights or other interests with respect to the Shares, may have tax consequences not discussed in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Shareholders should consult their own tax advisors in respect of any such Distribution.

Power of Attorney

The delivery of an executed Letter of Transmittal (including deemed delivery) to the Depositary irrevocably approves, constitutes and appoints, effective on and after the date that the Offeror takes up and pays for the Deposited Shares (which Shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the “Purchased Securities”), each officer of the Offeror and any other Person designated by the Offeror in writing as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution and re-substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities, in the name and on behalf of such Shareholder: (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of the Company; (b) for so long as any Purchased Securities are registered or recorded in the name of such Shareholder (whether or not they are now so registered or recorded), to exercise any and all rights of such Shareholder including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any Person or Persons as the proxy of such Shareholder in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment or postponement thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of the Company; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; and (d) to exercise any other rights of a holder of Shares.

A Shareholder accepting the Offer under the terms of the Letter of Transmittal revokes any and all other authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Purchased Securities. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Purchased Securities by or on behalf of the depositing Shareholder unless the Purchased Securities are not taken up and paid for under the Offer. A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities taken up and paid for under the Offer at any meeting (whether annual, special or otherwise or any adjournment or postponement thereof) of Shareholders and not to exercise any or all of the other rights or privileges attached to such Purchased Securities, or otherwise act with respect thereto. The Shareholder accepting the Offer agrees to execute and deliver to the Offeror, at any time and from time to time, as and when requested by, and at the expense of, the Offeror, any and all instruments of proxy, authorization or consent, in form and on terms satisfactory to the Offeror, in respect of any such Purchased Securities. Such Shareholder further agrees to designate in any such instruments of proxy, the Person or Persons specified by the Offeror as the proxyholder of the Shareholder in respect of all or any such Purchased Securities.

Further Assurances

A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to the Offeror. Each authority therein conferred or agreed to be conferred may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by Law, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such Shareholder.

Binding Agreement

The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and the Offeror, effective immediately following the Offeror taking up Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that: (a) the Person signing the Letter of Transmittal or otherwise agreeing to be bound by the Letter of Transmittal, owns the Deposited Shares and has full power and authority to deposit, sell, assign, transfer and deliver the Deposited Shares and any Distributions being tendered to the Offer; (b) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other Person; (c) the deposit of the Deposited Shares and Distributions complies with applicable Law; and (d) when the Deposited Shares and Distributions are taken up and paid for by the Offeror in accordance with the terms of the Offer, the Offeror will acquire good title thereto, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.	CONDITIONS OF THE OFFER

Subject to applicable Laws, the Offeror shall have the right to withdraw the Offer (or extend the Offer to postpone taking up and paying for any Shares tendered to the Offer) and shall not be required to take up, purchase or pay for, any Shares tendered to the Offer unless all of the following conditions are satisfied or waived by the Offeror at or prior to the Expiry Time:

(a)	more than 66 2⁄3% of the outstanding Shares (calculated on a fully-diluted basis) shall have been validly tendered under the Offer and shall not have been withdrawn (the “Minimum Tender Condition”);

(b)

more than 50% of the outstanding Shares held by Independent Shareholders shall have been validly tendered under the Offer and shall not have been withdrawn (the “Independent Shareholder Tender Condition”);

(c)

all Regulatory Approvals shall have been obtained or concluded in each case on terms satisfactory to the Offeror in its sole discretion or, in the case of waiting or suspensory periods, expired or been waived or terminated, and no objection or opposition shall have been filed, initiated or made by any Governmental Entity during any applicable statutory or regulatory period which shall not have been withdrawn, defeated or overcome;

(d)

all Options, PSUs, RSUs and DSUs shall have been exercised, terminated or otherwise cancelled, will be assumed by the Offeror on terms satisfactory to the Offeror, in its sole discretion, or shall have been otherwise dealt with on terms satisfactory to the Offeror, in its sole discretion;

(e)

there does not exist any prohibition at Law against the Offeror making the Offer or taking up and paying for the Shares under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction in respect of any Shares not acquired under the Offer;

(f)

the Offeror shall have determined, in its sole judgment, that neither the Company nor any other Person has taken or proposed to take any action, disclosed that it intends to take any action, or disclosed any previously undisclosed action taken by them, that could reasonably be expected to make it inadvisable for the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer or to complete a Compulsory Acquisition or any Subsequent Acquisition Transaction including, without limitation:

(i)

(A) any sale, disposition or other dealing with any of the assets of the Company, including, for greater certainty, by the granting of a royalty interest or sales of future production, other than sales of production in the ordinary course of business consistent with past practice, (B) any incurrence of debt, or of hedge or similar obligations other than in the ordinary course of business consistent with past practice, (C) any acquisition from a third party of assets or securities by the Company, (D) any capital expenditure by the Company other than in the ordinary course of business consistent with past practice, (E) any related party transaction to which the Company or one of its Subsidiaries is a party, or (F) any waiver, release, grant, transfer or amendment of any rights of material value under any existing joint ventures or properties, or any other licence, lease, permit, authorization, concession, contract, agreement, instrument or other document;

(ii)

any take-over bid (other than the Offer), merger, amalgamation, statutory arrangement, recapitalization, business combination, share exchange, joint venture or similar transaction involving the Company;

(iii)

any issuance of securities or options or rights to purchase any securities or derivatives tied to the price of any securities or altering any material term of any outstanding security of the Company or any agreement relating thereto, including by implementation of a new shareholder rights plan or similar agreement or by an amendment of the Shareholder Rights Plan (other than in connection with the exercise of Options or payments made in respect of PSUs, RSUs and DSUs existing and outstanding on the date of the Offer in accordance with their terms as publicly disclosed prior to such date and other than to the extent required to be made pursuant to any agreement with any of the Company’s employees, consultants or directors in effect prior to the date of the Offer and provided that such grants are subject to the same terms as Options, PSUs, RSUs or DSUs, as applicable, granted prior to the date of the Offer and are granted in accordance with past practice, including with respect to the timing and magnitude of previous grants of such Options, PSUs, RSUs or DSUs);

(iv)

the declaration or payment of any Distribution on the Shares or any other outstanding security of the Company (including any debt securities or Convertible Securities) other than a quarterly dividend in an amount not exceeding $0.05 per Share with record dates and payment dates consistent with past practice;

(v)

except as may be required by Law, the adoption, establishment or entering into of any new, or material amendment to any existing, employment, change in control, severance, compensation, benefit or similar agreement, arrangement or plan with or for one or more of the Company’s employees, consultants or directors (other than the entering into of employment agreements with new employees who are not directors, officers or family members of directors or officers, if made in the ordinary course of business consistent with past practice), the making of grants or awards pursuant to any agreements, arrangements or plans to provide for increased benefits to one or more employees, consultants or directors of the Company (other than the making of any grants or awards to the extent required to be made pursuant to any agreement in effect prior to the date of the Offer) or making any payment or otherwise altering the terms of any outstanding awards (including Options, PSUs, RSUs and DSUs) to provide for a payment or other entitlement that represents a material increase from that disclosed in the Company’s public filings or a material deviation from the past practice of the Company (including, without limitation, through the exercise of Company Board discretion with respect to the PSU payout multiplier);

(vi)	any change to the Company’s articles or by-laws; or

(vii)

any proposal, plan or intention to do any of the foregoing, either publicly announced or communicated by or to the Company, or entering into any agreement or agreement in principle to do any of the foregoing;

(g)

the Offeror shall have determined, in its sole judgment, that (i) no act, action, suit or proceeding shall have been taken, commenced or threatened before or by any Governmental Entity or by any elected or appointed public official or private Person (including any individual, corporation, firm, group or other entity) in Canada or elsewhere, whether or not having the force of Law; and (ii) no Law shall have been proposed, enacted, promulgated or applied, in either case:

(A)	challenging the validity of the Offer or the Offeror’s ability to maintain the Offer;

(B)

to cease trade, enjoin, prohibit or impose material and adverse limitations, damages or conditions on the purchase by or the sale to the Offeror of the Shares or the right of the Offeror to own or exercise full rights of ownership of the Shares;

(C)

which, if the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Shares) were consummated, could reasonably be expected to have a Material Adverse Effect or to materially and adversely affect the value of the Shares; or

(D)

seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of the Company or its Subsidiaries or to compel the Offeror or its Subsidiaries to dispose of or hold separate any material portion of the business or assets of the Company or any of its Subsidiaries as a result of the Offer (or any Compulsory Acquisition or Subsequent Acquisition Transaction with respect to the Shares);

(h)

the Offeror shall have determined, in its sole judgment, that there does not exist and there shall not have occurred or been publicly disclosed since the date of the Offer any change, circumstance, event or effect (or condition, circumstance, event or development involving a prospective change or effect) which has or could reasonably be expected to have a Material Adverse Effect;

(i)

the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings prior to the date of the Offer in relation to all matters covered in earlier filings), in any document filed by or on behalf of the Company with the Securities Regulatory Authorities or a similar securities regulatory authority in the United States or elsewhere, which the Offeror shall have determined, in its sole judgment, when considered either individually or in the aggregate, has or could reasonably be expected to have a Material Adverse Effect;

(j)

the Offeror shall have determined, in its sole judgment, that, except as expressly set forth in the Circular, no covenant, term or condition (individually or in the aggregate) exists in any material licence, right, permit, franchise, indenture, instrument or agreement to which the Company or any of its Subsidiaries is a party or to which the Company or any of its Subsidiaries or their respective assets are subject, which, if the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction were consummated, could: (i) be impaired or adversely affected, or cause any obligation to vest or accelerate or become due prior to its stated due date (in each case, either immediately, or after notice or passage of time or both) that could materially reduce the value to it of the Company or the Shares or could reasonably be expected to have a Material Adverse Effect; (ii) result in any material liability or obligation of the Offeror, the Company or any of their respective Subsidiaries; (iii) result in any default under or cause the suspension or termination of, or give rise to any right of any party to suspend or terminate, any such licence, right, permit, franchise, indenture, instrument or agreement or any material right or benefit thereunder of the Company; or (iv) limit any material right or benefit of the Company under, or reduce the value, in any material respect, of any such licence, right, permit, franchise, indenture, instrument or agreement;

(k)

the Offeror shall have determined, in its sole judgment, that there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX or NYSE; (ii) any extraordinary or material adverse change in the financial, banking or capital markets or in major stock exchange indices in Canada or the United States; (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; (iv) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other financial institutions; (v) any material change in currency exchange rates or a suspension or limitation on the markets therefor; (vi) a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

(l)	either:

(i)

neither the Company Board nor any applicable Governmental Entity shall have determined or issued a finding or an order, as applicable, that the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction does not constitute a Permitted Bid; or

(ii)

(A) the Company Board shall have redeemed all outstanding Rights or waived the application of the provisions of the Shareholder Rights Plan to the purchase of Company Common Shares by the Offeror under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction; (B) the Shareholder Rights Plan does not and will not provide rights to Shareholders to purchase any securities of the Company or any of its Subsidiaries as a result of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and does not and could not reasonably be expected to have a Material Adverse Effect; (C) a cease trade order or injunction from the applicable Governmental Entity shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Company Common Shares upon the exercise of the Rights in relation to the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, which cease trade order or injunction shall be in full force and effect; (D) a court of competent jurisdiction shall have made a final and binding order that the Rights are illegal, invalid, of no force or effect or may not be exercised; or (E) the Rights and the Shareholder Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction,

and the Offeror shall have determined in its sole judgment that the Shareholder Rights Plan does not and will not adversely affect the Offer or the Offeror, either before or upon consummation of the Offer or the Purchase of Shares under the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction; and

(m)

neither the Offeror nor any of its affiliates shall have entered into a definitive agreement or an agreement in principle with the Company providing for a plan of arrangement, amalgamation, merger, acquisition of assets or other business combination with the Company or for the acquisition of securities of the Company or for the commencement of a new offer for the Shares, pursuant to which the Offeror has determined that this Offer will be terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, regardless of the circumstances giving rise to any such assertion. In all cases, when exercising its sole judgment or discretion, the Offeror intends to act reasonably. Except as otherwise provided below, the Offeror may, in the Offeror’s sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. Notwithstanding the foregoing, in no case will the Offeror waive any condition that is required for the Offer to constitute a “Permitted Bid” under the Shareholder Rights Plan, including the Independent Shareholder Tender Condition. See Section 6 of the Offer, “Permitted Bid Compliance”.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice, or other communication confirmed in writing by the Offeror to that effect, to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror, forthwith after giving any such notice, will make a public announcement of such waiver or withdrawal and provide a copy of such notice to the TSX and the Securities Regulatory Authorities, as applicable, and to the extent required by applicable Law, cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth in Section 10 of the Offer, “Notice and Delivery”. If the Offer is withdrawn, the Offeror will not be obligated to take up, accept for payment or pay for any Shares tendered to the Offer.

Any determination by the Offeror concerning any event or other matter described in the foregoing conditions of this Section 4 will be final and binding upon all parties.

5.	EXTENSION AND VARIATION OF THE OFFER

The Offer is open for acceptance until the Expiry Time, unless the Offer is withdrawn or is extended by the Offeror.

Subject to the limitations described below, the Offeror expressly reserves the right, in its sole discretion, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Law), to vary the terms of the Offer or extend the Expiry Time, in accordance with applicable Law, by giving notice in writing to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. However, notwithstanding the foregoing, in no case will the Offeror vary the terms of the Offer or the Expiry Time in any manner that would cause the Offer to cease to be a “Permitted Bid” under the Shareholder Rights Plan, including with respect to the Mandatory Extension Period. See Section 6 of the Offer, “Permitted Bid Compliance”. Also, if at any time before the Expiry Time, or at any time after the Expiry Time, but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror, unless it is a change in a material fact relating to the Offeror Common Shares), the Offeror will give written notice of such change to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, will be deemed to be extended to the date specified in such notice or as required by applicable Law, or in the case of a variation, the Offer will be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and, if required by applicable Law, cause the Depositary to mail a copy of any such notice to Shareholders (and holders of Convertible Securities, as applicable) as required by applicable Securities Laws at their respective addresses appearing in the share register of the Company. In addition, the Offeror will provide a copy of such notice to the TSX and the Securities Regulatory Authorities, as applicable. Any notice of extension, variation or change will be deemed to have been given and be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario.

During any extension of the Offer, all Shares previously tendered and not withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer, subject to Section 9 of the Offer, “Right to Withdraw Deposited Shares”. An extension of the Expiry Time will not, in and of itself, constitute a waiver by the Offeror of any of its rights under Section 4 of the Offer, “Conditions of the Offer”.

Under applicable Securities Laws, if there is a variation in the terms of the Offer, the period during which Shares may be tendered to the Offer will not expire before ten days after the date that the notice of variation has been delivered.

Mandatory Extension Period

In the event that the Independent Shareholder Tender Condition is satisfied and the other conditions to the Offer are satisfied or waived such that the Offeror takes up the Shares deposited under the Offer, the Offeror will make a public announcement of the foregoing matters and extend the period during which Shares may be deposited and tendered to the Offer for a period of not less than ten Business Days after the date of such announcement (the “Mandatory Extension Period”). The Offeror will not amend the Offer to shorten or eliminate the Mandatory Extension Period.

A Mandatory Extension Period will constitute an extension of the Offer under Canadian Securities Laws. As such, the Offeror will provide a written notice of extension of the Offer with respect to the implementation of the Mandatory Extension Period, including the period during which the Offer will be open for acceptance, to the Depositary and will cause the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in Section 10 of the Offer, “Notice and Delivery” to all Shareholders that have not had their Shares taken up pursuant to the Offer at the date of the extension. The same form and amount of consideration will be paid to Shareholders depositing Shares during the Mandatory Extension Period as would have been paid prior to the commencement of such period. The Offeror will permit the withdrawal of Shares deposited during the Mandatory Extension Period, at any time prior to the expiration of such Mandatory Extension Period; provided, however, that this right of withdrawal will not apply in respect of Shares which have been taken up and paid for by the Offeror. Subject to the foregoing sentence, the expiration time with respect to a subsequent Offer shall be 5:00 p.m. (Calgary time) on the last day of the Mandatory Extension Period.

6.	PERMITTED BID COMPLIANCE

In order to comply with the provisions of the Shareholder Rights Plan relating to a “Permitted Bid”, and notwithstanding anything to the contrary contained herein, the Offer contains the following irrevocable and unqualified provisions: (a) the Offer will remain outstanding for a minimum of 60 days and Shares tendered pursuant to the Offer will not be taken up or paid for prior to the expiry of the 60 day period, and only if at such time more than 50% of the Shares held by Independent Shareholders have been tendered to the Offer and not withdrawn; (b) unless the Offer is withdrawn, Shares may be deposited pursuant to the Offer at any time during the period of time described in (a) above and any Shares deposited pursuant to the Offer may be withdrawn until taken up and paid for; and (c) if more than 50% of the Shares held by Independent Shareholders are tendered pursuant to the Offer within the 60 day period, the Offeror will make a public announcement of that fact and the Offer will remain open for deposits and tenders of Shares for not less than ten Business Days from the date of such public announcement.

The Offeror has structured the Offer to meet the requirements of the definition of a “Permitted Bid” under the Shareholder Rights Plan.

7.	TAKE UP AND PAYMENT FOR DEPOSITED SHARES

Upon the terms and subject to the conditions of the Offer (including but not limited to the conditions specified in Section 4 of the Offer, “Conditions of the Offer”), the Offeror will take up Shares validly tendered to the Offer and not withdrawn pursuant to Section 9 of the Offer, “Right to Withdraw Deposited Shares”, not later than ten calendar days after the Expiry Time and will pay for the Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. Any Shares tendered to the Offer after the first date on which Shares have been taken up by the Offeror will be taken up and paid for not later than ten calendar days after such tender. See also Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period” above. No Shares shall be taken up or paid for pursuant to the Offer in any manner that would cause the Offer to cease to be a “Permitted Bid” under the Shareholder Rights Plan. See Section 6 of the Offer, “Permitted Bid Compliance”.

Subject to applicable Law, the Offeror expressly reserves the right, in its sole discretion, to delay taking up and paying for any Shares or to terminate the Offer and not take up or pay for any Shares pursuant to the Offer if any condition specified in Section 4 of the Offer, “Conditions of the Offer” is not satisfied or waived, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Calgary, Alberta or Toronto, Ontario. The Offeror also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Shares in order to comply, in whole or in part, with any Law.

For the purposes of the Offer, the Offeror will be deemed to have taken up and accepted for payment Shares validly tendered and not validly withdrawn pursuant to the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary of its take up and acceptance for payment of such Deposited Shares pursuant to the Offer at its principal office in Calgary, Alberta or Toronto, Ontario.

The Offeror will pay for Shares validly tendered to the Offer and not withdrawn by electronically delivering the requisite number of Offeror Common Shares to the Depositary for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by the Offeror or the Depositary to Persons depositing Shares, regardless of any delay in making payment for those Shares. No physical certificate(s) for Offeror Common Shares will be issued to Shareholders; rather, a Direct Registration System statement (a “DRS Advice”) will be delivered by the Depositary evidencing the electronic registration of the Offeror Common Shares that will be held in the name of the applicable Shareholders.

The Depositary will act as the agent of the Persons who have tendered Shares in acceptance of the Offer for the purposes of receiving payment under the Offer and transmitting that payment to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Persons who have properly deposited Shares pursuant to the Offer.

Settlement with each Shareholder who has validly tendered and not validly withdrawn Shares under the Offer will be made upon the Depositary forwarding the DRS Advice(s) for the Offeror Common Shares to which such Shareholder is entitled.

Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the DRS Advice(s) will be issued in the name of the registered Shareholder of the Shares so tendered. Unless the Person depositing the Shares instructs the Depositary to hold the DRS Advice(s) representing the Offeror Common Shares for pick-up by checking the appropriate box in the Letter of Transmittal, the DRS Advice(s) will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the DRS Advice(s) will be sent to the address of the Shareholder as shown on the securities register maintained by or on behalf of the Company. DRS Advices mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing. Pursuant to applicable Law, the Offeror may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

No Offeror Common Shares will be delivered to any Person who is, or appears to the Offeror or the Depositary to be, a resident of any other foreign country unless such Offeror Common Shares may be lawfully delivered to such foreign country without further action by the Offeror. If the Offeror Common Shares cannot be lawfully delivered to such foreign country without further action, such Offeror Common Shares will be delivered by the Depositary to a broker retained for the purpose of effecting a sale on behalf of residents of such other foreign countries.

Shareholders tendering Shares will not be required to pay any fee or commission if they accept the Offer by tendering their Shares directly with the Depositary.

8.	RETURN OF DEPOSITED SHARES

If any Deposited Shares are not taken up and paid for pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Shares than are tendered, certificate(s) evidencing any unpurchased Shares will be returned (or, where applicable, a new DRS Advice will be issued), at the Offeror’s expense, to the depositing Shareholder as soon as is practicable following the Expiry Time or the termination or withdrawal of the Offer. Unless otherwise directed in the Letter of Transmittal, certificate(s) representing unpurchased Shares will be forwarded to the address of the registered Shareholder as shown on the securities register maintained by or on behalf of the Company or in the case of Shares deposited by book-entry transfer of such Shares pursuant to the procedures set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, by crediting the securities ledger position of the ledger account maintained by the applicable CDS Participant in the amount of the unpurchased Shares.

9.	RIGHT TO WITHDRAW DEPOSITED SHARES

Shares tendered in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Shares have been taken up and paid for by the Offeror. Once tendered Shares have been taken up and paid for by the Offeror, such Shares may no longer be withdrawn by or on behalf of the depositing Shareholder.

In order to comply with the provisions of the Shareholder Rights Plan relating to a “Permitted Bid”, the rights of withdrawal set forth above shall, unless the Offer is withdrawn, be an irrevocable provision of the Offer.

For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be received in a timely manner by the Depositary at the place of deposit of the relevant Shares. Any such notice of withdrawal must: (a) be made by a method, including a manually signed facsimile transmission, that provides the Depositary with a written or printed copy of such notice; (b) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Shares to be withdrawn; (c) specify the number of Shares to be withdrawn, the name of the registered Shareholder and the certificate number shown on the share certificate(s) representing each Share to be withdrawn; and (d) must be actually received by the Depositary at the place of deposit for the applicable Shares (or Notice of Guaranteed Delivery in respect thereof). No signature guarantee is required on a notice of withdrawal if the notice of withdrawal is signed by the registered Shareholder exactly as the name of the registered Shareholder appears on the certificate(s) representing Shares deposited with the Letter of Transmittal or if the Shares were deposited for the account of an Eligible Institution. In all other cases, the signature on a notice of withdrawal must be guaranteed by an Eligible Institution. The withdrawal will take effect upon actual receipt by the Depositary of the properly completed notice of withdrawal. A withdrawal of Shares tendered to the Offer can only be accomplished in accordance with the foregoing procedure. The withdrawal will take effect only upon actual receipt by the Depositary of the properly completed and executed written or facsimile notice of withdrawal.

Alternatively, if Shares have been deposited pursuant to the procedures for book-entry transfer, as set forth in Section 3 of the Offer, “Manner of Acceptance – Acceptance by Book-Entry Transfer”, any notice of withdrawal must specify the name and number of the account at CDS to be credited with the withdrawn Shares and otherwise comply with the procedures of CDS.

All questions as to form and validity (including time of receipt) of notices of withdrawal will be determined by the Offeror in its sole discretion and such determination will be final and binding. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other Person to give notice of any defect or irregularity in any notice of withdrawal, and no liability will be incurred by any of them for failure to give such notice.

Withdrawals may not be rescinded and any Shares properly withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer. However, withdrawn Shares may be re-deposited at any subsequent time prior to the Expiry Time by again following any of the procedures described in Section 3 of the Offer, “Manner of Acceptance”.

If the Offeror extends the period of time during which the Offer is open, is delayed in taking up or paying for the Shares or is unable to take up or pay for Shares for any reason, then, without prejudice to the Offeror’s other rights under the Offer, the Depositary may, subject to applicable Law, retain on behalf of the Offeror all Deposited Shares and Distributions, and such Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 9 or pursuant to applicable Law.

10.	NOTICE AND DELIVERY

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to Shareholders if it is mailed by prepaid first class mail to the registered Shareholders at their respective addresses appearing in the appropriate registers maintained by the Company in respect of the Shares and will be deemed, unless otherwise specified by applicable Law, to have been received on the first Business Day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada following mailing. Except as otherwise required or permitted by Law, in the event of any interruption of mail service in Canada, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. Except as otherwise required or permitted by Law, if post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX for dissemination through its facilities; (b) if it is published once in the National Edition of The Globe and Mail or the National Post; or (c) it is given to Marketwired News Wire Service for dissemination through its facilities.

Unless post offices are not open for the deposit of mail, the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders by first class mail, postage prepaid or made available in such other manner as is permitted by applicable regulatory authorities and the Offeror will use its reasonable efforts to furnish such documents to brokers, banks and similar Persons whose names, or the names of whose nominees, appear on the security holder list of the Company, or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmission to beneficial owners of Shares when such list or listing is received.

Wherever the Offer calls for documents to be delivered to the Depositary, those documents will not be considered delivered unless and until they have been physically received at one of the addresses listed for the Depositary in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Wherever the Offer calls for documents to be delivered to a particular office of the Depositary, those documents will not be considered delivered unless and until they have been physically received at the particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

11.	MAIL SERVICE INTERRUPTION

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, any relevant documents will not be mailed if the Offeror determines that delivery thereof by mail may be delayed. Persons entitled to such relevant documents that are not mailed for the foregoing reason may take delivery thereof at the offices of the Depositary in Calgary, Alberta or Toronto, Ontario until such time as the Offeror has determined that delivery by mail will no longer be delayed. Notwithstanding the provisions set out under Section 7 of the Offer, “Take Up and Payment for Deposited Shares”, any relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered upon being made available for delivery to the depositing Shareholder at the office of the Depositary in Calgary, Alberta or Toronto, Ontario. Notice of any determination regarding mail service delay or interruption made by the Offeror will be given in accordance with the provisions set out under Section 10 of the Offer, “Notice and Delivery”.

12.	CHANGES IN CAPITALIZATION

If, on or after the date of the Offer, the Company should divide, combine, reclassify, consolidate, convert or otherwise change any of the Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer, “Conditions of the Offer”, make such adjustments to the consideration to be received by Shareholders pursuant to the Offer or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor) as it deems appropriate to reflect such division, combination, reclassification, consolidation or other change including, without limitation, the type of securities offered to be purchased and the consideration payable therefor. See also Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”.

13.	SHARES NOT DEPOSITED UNDER THE OFFER

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. See Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

14.	MARKET PURCHASES

As of the date hereof, the Offeror does not intend to acquire, or make or enter into any agreement, commitment or understanding to acquire beneficial ownership of any Shares other than under the terms of the Offer. However, under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, the Offeror may purchase Shares other than under the terms of the Offer provided:

(a)	such intention is stated in a news release issued and filed at least one Business Day prior to making such purchases;

(b)	the aggregate number of Shares beneficially acquired does not exceed 5% of the outstanding Shares as of the date of the Offer;

(c)	the purchases are made in the normal course through the facilities of the TSX;

(d)

the Offeror issues and files a news release containing the information required under Section 2.2(3) of MI 62-104 and Section 2.1 of OSC Rule 62-504, as applicable, immediately after the close of business of the TSX on each day on which Shares have been purchased; and

(e)

the broker involved in such trades provides only customary broker services and receives only customary fees or commissions, and no solicitation is made by the Offeror, the seller or their respective agents.

The Offeror reserves the right to acquire Shares in accordance with the foregoing. In no event, however, will the Offeror make any such purchases of Shares through the facilities of the TSX until the third Business Day following the date of the Offer.

Purchases pursuant to Section 2.2(3) of MI 62-104 or Section 2.1 of OSC Rule 62-504 shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled but shall not be counted in any determination as to whether the Independent Shareholder Condition has been fulfilled.

For the purposes of this Section 14, the “Offeror” includes the Offeror and any Person acting jointly or in concert with the Offeror.

15.	OTHER TERMS OF THE OFFER

No broker, investment dealer or other Person (including the Depositary, the Information Agent, the Dealer Manager or any Soliciting Dealer) has been authorized to make any representation or warranty on behalf of the Offeror or any of its affiliates in connection with the Offer other than as contained in the Offer, Circular and Letter of Transmittal and, if any such representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, investment dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, the Depositary, the Information Agent or the Dealer Manager for the purposes of the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the Laws of the Province of Alberta and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns in respect thereof to the non-exclusive jurisdiction of the courts of the Province of Alberta.

This document does not constitute an offer or a solicitation to any Person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to (nor will deposits of Shares be accepted from or on behalf of) Shareholders residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the Laws of such jurisdiction. The Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

The Offeror, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including of receipt) of any acceptance of the Offer and any withdrawal of Shares, including the satisfaction or non-satisfaction of any condition, and reserves the right to reject any and all deposits which the Offeror determines not to be in proper form or that may be unlawful to accept under the Laws of any applicable jurisdiction. The Offeror reserves the right to waive any defect in or irregularity in any deposit or notice of withdrawal with respect to any Share and the accompanying documents or any particular Shareholder or to permit the Offer to be accepted in any manner other than as set out in the Offer. There will be no duty or obligation on the Offeror, the Depositary, the Information Agent, the Dealer Manager or any other Person to give notice of any defect or irregularity in any deposit or notice of withdrawal, and no liability will be incurred by any of them for failure to give any such notice.

The provisions of the Glossary, the Summary, the Circular (including the documents incorporated by reference), the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, are incorporated into and form part of the terms and conditions of the Offer.

Where the Offer provides that the time for the taking of any action, the doing of any thing or the end of any period, expires or falls upon a day that is not a Business Day, the time shall be extended and action may be taken, the thing may be done or the period shall end as the case may be, on the next Business Day.

The Offer, together with the documents forming part of the Offer, constitute the take-over bid circular required under applicable Securities Laws with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: October 5, 2015

SUNCOR ENERGY INC.

(signed) “Steven W. Williams”

President and Chief Executive Officer

CIRCULAR

The Circular is furnished in connection with the accompanying Offer dated October 5, 2015 by the Offeror to purchase, upon the terms and subject to the conditions described therein, all of the issued and outstanding Shares, including those Shares that may become outstanding upon the exercise, conversion or exchange of Convertible Securities. The terms and provisions of the Offer, Letter of Transmittal and Notice of Guaranteed Delivery are incorporated into and form part of the Circular. Capitalized terms used in the Circular and not otherwise defined herein, shall have the respective meanings given thereto in the Glossary unless the context otherwise requires.

1.	THE OFFEROR

The Offeror is Canada’s leading integrated energy company, strategically focused on developing one of the world’s largest petroleum resource basins – Canada’s Athabasca oil sands, including a 12.0% interest in the Syncrude Project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. In addition, the Offeror explores for, acquires, develops, produces and markets crude oil and natural gas in Canada and internationally; transports and refines crude oil, and markets petroleum and petrochemical products primarily in Canada. Periodically, the Offeror markets third party petroleum products. In addition, the Offeror conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas and byproducts. The Offeror reports the results of its operations in three segments: Oil Sands, Exploration and Production (E&P) and Refining and Marketing, and reports activities not directly attributable to an operating segment under Corporate, Energy Trading and Eliminations (which includes investments in renewable energy projects). The Offeror exists under the CBCA and its registered and head office is located at 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3.

Upon successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Shareholders who receive Offeror Common Shares under the Offer or any Compulsory Acquisition or any Subsequent Acquisition Transaction will become shareholders of the Offeror. Additional information with respect to the Offeror Common Shares is set forth in Section 10 of the Circular, “Certain Information Concerning the Offeror”.

For further information regarding the Offeror, refer to the Offeror’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com, including the documents incorporated herein by reference in Section 23 of the Circular, “Documents Incorporated by Reference”. Further information regarding the Offeror may also be obtained from the Offeror’s filings with the SEC by visiting the SEC’s website at www.sec.gov.

2.	THE COMPANY

The Company has a non-diversified ownership interest in the Syncrude Project, the largest producer of light, sweet synthetic oil from Canada’s oil sands. Syncrude is located near Fort McMurray, Alberta, Canada and operates oil sands mines, bitumen extraction plants, an upgrading complex and utilities plants that collectively produce a single high quality, light, sweet synthetic crude oil blend, referred to as “Syncrude Sweet Premium”. The Company holds a 36.74% interest in the Syncrude Project and its active business operations consist principally of its indirect ownership of Syncrude and the marketing and sales of SCO derived from such ownership, as well as other products related to such Syncrude interest. The Company exists under the ABCA and its registered and head office is located at 2000 First Canadian Centre, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

For further information regarding the Company, refer to the Company’s filings with the applicable Securities Regulatory Authorities in Canada which may be obtained through SEDAR at www.sedar.com.

3.	BACKGROUND TO THE OFFER

The following is a summary of the material events, discussions and actions leading up to the execution and public announcement of the Offer.

As a Syncrude Participant, the Offeror continuously monitors its investment in the Syncrude Project. As part of its normal course evaluation of various business opportunities, including as it relates to its existing investments, the Offeror identified a number of potential strategic benefits and synergies between the Offeror and the Company as well as the potential for an increased level of input in the ongoing operations of the Syncrude Project.

On March 6, 2015, Mr. Steve Reynish, the Offeror’s Executive Vice President, Strategy and Corporate Development, met with the Company’s President and Chief Executive Officer, Mr. Ryan Kubik, to discuss, at a high level, the overall performance of Syncrude during which the potential for a negotiated transaction between the two companies was raised. At this meeting, Mr. Kubik stated that the Company was not interested in discussing or exploring any potential transaction with the Offeror.

Mr. Reynish followed up on the meeting on March 9, 2015 with a letter to Mr. Kubik confirming the Offeror’s interest in discussing a possible negotiated transaction.

On March 13, 2015, Mr. Kubik advised Mr. Reynish by letter that the Company Board had convened and considered the Offeror’s proposal but had concluded that they would not proceed any further.

In early April, Mr. Steve Williams, the Offeror’s President and Chief Executive Officer, contacted the Company to set up a follow-up meeting to better understand the Company’s position. On April 9, 2015, Mr. Williams and Mr. Reynish met with the Company’s Board Chairman, Mr. Donald Lowry, and Mr. Kubik. The executive officers of the Offeror again highlighted the Offeror’s interest in the Company and the potential benefits that would arise from the Offeror’s regional perspective and the additional operational and strategic input that the Offeror could provide. During the meeting, Mr. Williams outlined the principles and strategic rationale for a transaction between the Offeror and the Company and Mr. Reynish outlined some specific terms which could form the basis for a proposed transaction, including a potential purchase price of 0.32 of an Offeror Common Share per Share and indicated that it would be the Offeror’s preference to enter into a mutually negotiated transaction with the Company.

On April 9, 2015, Mr. Williams sent Mr. Kubik a letter which referenced and summarized the proposal made by the Offeror at the April 9, 2015 meeting. The letter reiterated the key business points raised by Mr. Williams and Mr. Reynish at the meeting and expressed the Offeror’s wish that the Company Board consider the proposal. The letter requested that the Company respond to the Offeror by April 17, 2015.

On April 16, 2015, Mr. Kubik advised Mr. Williams by letter that the Company Board had considered the Offeror’s proposal but had concluded that there was no basis to pursue any further discussion. Following receipt of this letter, the Offeror decided not to pursue the matter with the Company any further at that time.

Subsequent to the April 2015 discussions, the broader oil and gas market has experienced significant deterioration. As of October 2, 2015, NYMEX crude oil futures had decreased 17% since April 9, 2015. More broadly, market expectations regarding a potential crude price recovery have become more tepid, with many analysts expecting a longer price recovery period and lower long-term oil price outlook than was expected earlier in the year. In addition, many exploration and production companies in North America and globally have cut capital and operating expenditures, general and administrative expenses and production forecasts in response to the realities of this lower crude price environment.

During this period of uncertainty, the Offeror continued to evaluate market conditions and evaluate the Company, including its future prospects and estimated value in light of the persistence of the lower crude oil price environment. Upon conclusion of its review, the Offeror re-validated its belief that a transaction between the Offeror and the Company would be beneficial to the Offeror and the Shareholders. In light of the Company’s prior refusals to engage in any further discussions with the Offeror with regard to a possible negotiated business transaction, in late September, the Offeror considered an approach to the Company’s Shareholders directly. However, as a result of the deterioration in market conditions and a change in the prevailing view as to the duration of the lower crude oil price environment since the Offeror approached the Company in April 2015, a determination was made to revise the previous offer presented to the Company’s Board Chairman and President and Chief Executive Officer.

Notes:

(1)	Price determined by the ratio of 0.32 Suncor/COS shares, based upon the March 31, 2015 Suncor closing price.
(2)	Price determined by the ratio of 0.25 Suncor/COS shares, based upon the October 2, 2015 Suncor closing price.

The Offeror believes that the Offer represents full and fair value for the Company when considering the relative strength and viability of the Company’s non-integrated business model, the estimated effect of recent operational upsets at Syncrude, the Company’s declining dividend and overall market confidence in the Company as evidenced by its share price performance over an extended period and a forecasted longer low crude oil price environment.

After considering these and other factors, the Offeror Board approved approaching the Shareholders directly, the making of the Offer and the contents of this Offer and Circular. On October 5, 2015, the Offer was commenced.

4.	REASONS TO ACCEPT THE OFFER

Suncor believes that the consideration under the Offer represents a full and fair price for the Shares at a substantial premium to the pre-Offer market price and provides Shareholders with the opportunity to increase their dividend received, maintain oil price exposure and participate in Suncor’s future growth. Shareholders should consider the following factors, among others, in making a decision whether to accept the Offer.

Premium to Market Price

Suncor believes that the Offer is financially compelling to Shareholders. The Offer Consideration represents an implied acquisition price of $8.84 per Share and a premium of 43% based on the closing prices of the Shares and the Offeror Common Shares on the TSX on October 2, 2015, the last trading day before the Offer was announced, and a 35% premium to the volume weighted average trading price of the Shares on the TSX for the 30 trading days ended October 2, 2015.

Interest in Canada’s Leading Integrated Energy Company with Superior Liquidity and Market Access

As Shareholders will receive Offeror Common Shares as consideration under the Offer, they will become investors in Suncor, Canada’s leading integrated energy company, with a significantly larger market capitalization, strong investment grade financial profile, broader analyst coverage and share liquidity well above that currently enjoyed by the Company. In contrast to the Company, whose business is almost entirely composed of a non-operated interest in the Syncrude Project, Suncor has a well-diversified operated asset portfolio with complementary upstream and downstream operations.

Suncor’s integrated business model is designed to access world prices for crude oil and mitigate differential volatility thereby consistently generating free cash flow. This has enabled Suncor to fund its capital program and planned growth projects and deliver increasing dividends and substantial share buybacks to its shareholders over the past number of years, even in sustained periods of lower commodity prices. In particular, Suncor’s downstream refining and marketing (“R&M”) business, which is an industry leader in profitability and reliability, has enabled Suncor to capture margins across the value chain and maximize the value of its oil sands production.

Notes:

(1)

Net earnings per barrel of capacity. Peers consist of Alon USA Energy, Inc., CVR Refining, LP, the U.S. downstream divisions of Chevron Corporation and Exxon Mobil Corporation, HollyFrontier Corporation, the downstream divisions of Imperial Oil Limited and Husky Energy Inc., Marathon Petroleum Corporation, PBF Energy Inc., Phillips 66 Company, Tesoro Corporation, United Refining Company, Valero Energy Corporation and Western Refining, Inc. Suncor, CVR Refining, LP and Husky Energy Inc. report net earnings on a first-in-first-out inventory valuation basis, while other peers report on a last-in-first-out basis and therefore Suncor’s net earnings in a given period may not be comparable to those peers.

(2)	Source: U.S. Energy Information Administration.

Shareholders will essentially retain their oil price exposure following the successful completion of the Offer. Shareholders will also benefit from the diversification of Suncor’s upstream production asset base and its increased ability to realize global oil prices as a result of its integrated business model which in turn helps to mitigate cash flow volatility from changing oil price differentials.

Notes:

(1)	Current and pro forma production shares are based on boe production for the six months ended June 30, 2015.
(2)	North American Onshore and Libya.
(3)	Suncor’s gross revenues net of royalties less purchases of crude oil and products and less transportation, divided by upstream production. All figures rounded to the nearest dollar.

Enhanced Production and Reserves

Through their ownership of Offeror Common Shares following the successful completion of the Offer, Shareholders will continue to indirectly participate in any value increases associated with the Company’s current business and any value increases as a result of Suncor’s increased interest in the Syncrude Project to 48.74% following and taking into account the successful completion of the Offer.

Since 2012, Suncor has consistently provided meaningful production growth for its shareholders, particularly when compared to the production of the Company during the same period. Since the beginning of 2012, Suncor has realized a compound annual upstream production growth rate of approximately 10%. On a pro forma basis, assuming the successful completion of the Offer, Suncor would have recognized additional production of 16% during the first half of 2015. In comparison, since 2012, the Company has realized a negative compound annual production growth rate of approximately 5%.

Suncor anticipates that its production will continue to grow, including from two of its large scale growth projects, Fort Hills and Hebron (collectively representing close to 125 mboe/d of expected additional production, net to Suncor, once the projects are fully operational). The projects are expected to commence production in late 2017, with a ramp-up of production continuing into 2019 for Fort Hills and 2020 for Hebron. With this additional production, and assuming that Suncor maintains its current aggregate production levels, Suncor expects average annual production growth of approximately 5% over the next five years (from 2015 to 2019, inclusive). The foregoing assumes the successful completion of Suncor’s anticipated acquisition of an additional 10% interest in the Fort Hills Project.

Notes:

(1)	Compound annual growth rate.
(2)	Excludes Suncor’s Libyan and North American Onshore production.

Upon the successful completion of the Offer, Suncor will add to its long-life, low decline reserves base. As at December 31, 2014, Suncor had proved (1P) reserves of approximately 4.7 billion boe and proved plus probable (2P) reserves of approximately 7.5 billion boe, which are more than four times the Company’s reported proved (1P) reserves of approximately 0.7 billion boe and approximately 1.6 billion boe of proved plus probable (2P) reserves.

Assuming the successful completion of the Offer, the combined entity will have approximately 9.1 billion boe of proved plus probable reserves and a reserves life index (RLI) of greater than 38 years.

Notes:

(1)	Reserves are presented as working interest (operated and non-operated) share before deduction of royalties and without including any royalty interests, and as of December 31, 2014.
(2)	As at December 31, 2014 and assumes that approximately 7.5 billion boe of proved and probable reserves are produced at a rate of 534,900 boe/d, Suncor’s average daily production rate in 2014.
(3)	As at December 31, 2014 and assumes that approximately 1.6 billion boe of proved and probable reserves are produced at a rate of 94,557 boe/d, COS’ average daily production rate in 2014.

Free Cash Flow Generation

The Company, which has an undiversified portfolio, currently relies on its non-operated interest in a single oil sands project to fund its operations and provide returns to its shareholders, which has resulted in decreasing free cash flow and dividends over the last five years. The Company’s cash flow suffers greatly in low crude oil price environments, especially when compared to that of Suncor. For the 12 months ended June 30, 2015, Suncor generated approximately $7.4 billion of cash flow from operations and approximately $7.6 billion of cash flow provided by operating activities. From January 1, 2012 to June 30, 2015, Suncor generated $5.49 per share of free cash flow as compared to $1.22 per share free cash flow generated by the Company during the same period.

Notes:

(1)	Free cash flow, free cash flow per share and cash flow from operations are non-GAAP measures. See “Non-GAAP Measures”.
(2)	Figures are divided by the average number of shares outstanding in each period for each respective company.

Superior Returns to Shareholders

Suncor has a strong track record of returning value to its shareholders, as compared generally to its industry peers and specifically to the Company. For example, since October 3, 2010, Suncor’s shareholders have received a total return (including dividends) of 15%, compared to a total return of -69% for Shareholders of the Company during the same period.

Note:

(1)	Source: Bloomberg, from October 3, 2010 to October 2, 2015.

Suncor’s annual dividend has increased for 13 consecutive years, and in the past five years, Suncor has provided its shareholders with a compound annual dividend growth rate in excess of 20%, which places it among the leaders of its peer group. In the third quarter of 2015, the Offeror announced a further increase in its quarterly dividend to $0.29 per Offeror Common Share. In contrast, in the past five years, the Company (formerly a trust) has reduced its quarterly dividend/distribution from a high of $0.50 per trust unit in 2010 to its current low of $0.05 per Share. On a quarterly, per Share basis, Shareholders whose Shares are taken up and paid for pursuant to the Offer are expected to realize a dividend increase of approximately 45% per Share, as compared to the dividend they currently receive from the Company.

Notes:

(1)

Global peers in alphabetical order, not necessarily as they appear in the chart: Anadarko Petroleum Corporation, Apache Corporation, COS, Cenovus Energy Inc., Chesapeake Energy Corporation, Chevron Corporation, Canadian Natural Resources Limited, ConocoPhillips Co., Devon Energy Corporation, Encana Corporation, Enersis S.A., EOG Resources Inc., Exxon Mobil Corporation, Hess Corporation, Husky Energy Inc., Imperial Oil Limited, Marathon Oil Corporation, Murphy Oil Corporation, Occidental Petroleum Corporation, Royal Dutch Shell P.L.C. and Total S.A.

(2)	Includes distributions on the trust units of the Company’s predecessor prior to December 31, 2010.

In addition to its track record of steady dividend growth, Suncor has returned value to its shareholders by repurchasing and subsequently cancelling approximately $5.3 billion of Offeror Common Shares from 2011 to 2014, representing approximately 10% of the outstanding Offeror Common Shares as at the date hereof. During the same period, the Company conducted no share repurchases.

Note:

(1)

Based on the weighted average number of shares outstanding in each year for 2011 to 2014 and as at June 30, 2015 in the case of 2015, and assumes a quarterly dividend going forward of $0.29 per share (subject to approval by the Offeror Board).

It is the intention of Suncor to continue to provide meaningful returns to its shareholders, including Shareholders who hold Offeror Common Shares following the completion of the Offer, by providing a competitive and sustainable dividend. In addition, following the completion of the Offer and subject to market conditions, Suncor is anticipating resumption of its previously announced $500 million normal course issuer bid program and expects to continue to target additional Offeror Common Share repurchases of up to $250 million through the end of the first quarter of 2016, subject to market conditions and timely completion of the Offer. As required by Securities Laws, purchases under Suncor’s normal course issuer bid have been temporarily suspended until the completion of the Offer.

Superior Financial Profile

Suncor is a financially sound company with a strong investment grade credit profile and lower cost of debt relative to the Company and many industry peers. Suncor’s balance sheet and cash flow from operations are resilient, even in a lower commodity price environment. Suncor remains committed to maintaining its strong financial position in support of its base business and its significant growth profile following the completion of the Offer. As at June 30, 2015, Suncor’s net debt to capitalization was 17%, and would have been 19% on a pro forma basis, assuming the successful completion of the Offer. In contrast, the Company’s reported net debt to capitalization ratio was a relatively high 36% as of June 30, 2015 and the Company has a marginal investment grade credit profile, which Suncor believes could continue to deteriorate in an ongoing lower crude oil price environment.

Note:

(1)	Net debt is defined as total debt less cash and cash equivalents. Capitalization is defined as total debt plus the book value of shareholders’ equity.

Synergies and Cost Savings

Suncor is focused on a disciplined and rigorous approach to the management of operating and capital costs and anticipates that, following completion of the Offer, it will continue to maintain and seek to further reduce its already competitive Oil Sands cash operating costs of $28.20/bbl for the six months ended June 30, 2015.

As a result of the Offer, Suncor expects to realize a number of opportunities to improve efficiencies and reduce operating costs of the combined entity as it relates to Syncrude. Suncor believes that, following the successful completion of the Offer, synergies can be realized with respect to both its own and the Company’s existing Syncrude interests through operational and integration efficiencies and that there will be significant opportunities to achieve reductions in, among others, administration and corporate expenses. Suncor currently expects to realize approximately $25 million in annual general and administration cost savings as a result of such efficiencies. Further, Suncor expects that the complementary nature of Suncor’s current operations and infrastructure will enable Suncor to achieve meaningful reductions in the Company’s stand-alone operational and marketing expenses.

With a significantly increased interest (48.74%) in Syncrude, Suncor will commit additional experienced operational personnel to work closely with the operator to improve reliability and long-term strategic decision-making.

Established and Experienced Management Team with Demonstrated Strong Operational Results

Suncor is led by its President and Chief Executive Officer, Steve Williams, and his well-established and highly experienced executive team. In addition, the Offeror Board is composed of highly capable, experienced, diverse and independent directors. With 50 years of oil sands operation and project development experience, Suncor is well positioned to take full advantage of the potential in the Company’s assets and to create additional value for shareholders. Suncor maintains an intense focus on operational excellence, continuous improvement and capital discipline, which has delivered results for shareholders.

In addition, this focus has improved Suncor’s upgrader utilization rates over the past several years, which have significantly exceeded those of Syncrude.

Note:

(1)	Nameplate capacity of both the Syncrude and Suncor upgrading complexes is 350,000 barrels per day.

Designed to Allow Canadian and U.S. Shareholders to Defer Recognition of Capital Gains and Losses

For Canadian tax purposes, Canadian resident Shareholders who hold their Shares as capital property will generally be entitled to an automatic rollover to defer recognition of capital gains or losses from the disposition of their Shares. For U.S. tax purposes, the Offer is also intended to provide U.S. Holders with an automatic rollover to defer recognition of capital gains or losses from disposal of their Shares. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” and Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”.

5.	SHAREHOLDER RIGHTS PLAN

The following is only a summary of certain material provisions of the Shareholder Rights Plan. The following summary is qualified in its entirety by the provisions of the Shareholder Rights Plan, which was filed on April 30, 2013 under the Company’s profile on SEDAR at www.sedar.com. In addition, a copy of the Shareholder Rights Plan is available on the Company’s website at www.cdnoilsands.com.

Effective Date and Term

The Shareholder Rights Plan was adopted by the Company Board on February 23, 2010 and approved by Shareholders on April 29, 2010, such that it came into effect on December 31, 2010 (the “Plan Effective Date”). The continuation of the Shareholder Rights Plan, with certain amendments thereto, was last approved by Shareholders on April 30, 2013.

Issue of Rights

The Shareholder Rights Plan provides that on the Plan Effective Date, one Right was issued and attached to each Company Common Share then outstanding and that one Right will also be issued and attach to each Company Common Share issued after the Plan Effective Date.

Rights Exercise Privilege

The Shareholder Rights Plan provides that the Rights will separate from the Company Common Shares and will be exercisable eight trading days (the “Separation Time”) after a person (for the purpose of this Section 5, as such term is defined in the Shareholder Rights Plan) (an “Acquiring Person”) acquires 20% or more of, or commences or announces a take-over bid for, the outstanding Voting Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (in each case, as described below) or as otherwise provided by the Shareholder Rights Plan. The acquisition by an Acquiring Person of 20% or more of the Voting Shares is referred to as a “Flip-in Event”. When a Flip-in Event occurs, the Shareholder Rights Plan provides that each Right (except for Rights beneficially owned by an Acquiring Person or certain transferees of an Acquiring Person, which Rights will become null and void) becomes a right to purchase from the Company, upon exercise thereof in accordance with the terms of the Shareholder Rights Plan, that number of Company Common Shares having an aggregate market price on the date of consummation or occurrence of such Flip-in Event equal to twice the exercise price (the “Exercise Price”) for an amount in cash equal to the Exercise Price (such right to be subject to adjustment in accordance with the Shareholder Rights Plan).

The Shareholder Rights Plan provides that any Rights held by an Acquiring Person will become null and void upon the occurrence of a Flip-in Event. Accordingly, any take-over bid other than a Permitted Bid or a competing Permitted Bid (a “Competing Permitted Bid”) would likely be prohibitively expensive for the Acquiring Person. The Shareholder Rights Plan is therefore designed to require any person interested in acquiring 20% or more of the Voting Shares of the Company to do so by way of a Permitted Bid or a Competing Permitted Bid or to make an offer that the Company Board considers to represent the full value of the Voting Shares.

The issue of the Rights is not initially dilutive. However, upon a Flip-in Event occurring and the Rights separating from the Company Common Shares and being exercised, holders of Rights not exercising their Rights may suffer substantial dilution.

Certificates and Transferability

Prior to the separation of the Rights from the Company Common Shares, the Rights are evidenced by a legend imprinted on certificates for Company Common Shares issued from and after the Plan Effective Date and are not to be transferable separately from the Company Common Shares. From and after the separation of the Rights from the Company Common Shares, the Rights may be evidenced by Rights certificates which will be transferable separately from the Company Common Shares (“Rights Certificates”).

Permitted Bid Requirements

A take-over bid for the Company will be a “Permitted Bid” for the purposes of the Shareholder Rights Plan, where the following requirements are met:

(a)	the take-over bid must be made by way of a take-over bid circular;

(b)	the take-over bid must be made to all holders of Voting Shares other than the Offeror;

(c)

the take-over bid must be outstanding for a minimum period of 60 days and Voting Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the 60 day period and only if at such time more than 50% of the Voting Shares held by the Independent Shareholders, have been tendered to the take-over bid and not withdrawn;

(d)

the Voting Shares may be deposited pursuant to the take-over bid at any time during the period described in (c) above and any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for; and

(e)

if more than 50% of the Voting Shares held by Independent Shareholders are tendered pursuant to the take-over bid within the 60 day period, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Voting Shares for an additional ten Business Days from the date of such public announcement.

The Shareholder Rights Plan allows for a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same day as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days.

The Offeror has structured the Offer to meet the requirements of the definition of a “Permitted Bid” under the Shareholder Rights Plan.

Waiver

The Company Board, acting in good faith, may, prior to the occurrence of a Flip-in Event, waive the application of the Shareholder Rights Plan to a particular Flip-in Event where the take-over bid is made by way of a take-over bid circular to all Shareholders. Where the Company Board exercises the waiver power for one take-over bid, the Shareholder Rights Plan provides that the waiver will also apply to any other take-over bid for the Company made by way of a take-over bid circular to all Shareholders prior to the expiry of any other bid for which the Shareholder Rights Plan has been waived. The Company Board may also waive the application of the Shareholder Rights Plan if a person becomes an Acquiring Person by inadvertence and reduces its beneficial ownership such that it is no longer an Acquiring Person.

Redemption

The Company Board, with the approval of the majority of votes cast by Shareholders (or the holders of the Rights if the Rights have separated from the Company Common Shares) voting in person and by proxy, at a meeting duly called for that purpose, may elect to redeem all of the then outstanding Rights at $0.00001 per Right as adjusted by the terms of the Shareholder Rights Plan. Rights may also be redeemed by the Company Board without such approval following completion of a Permitted Bid, Competing Permitted Bid or Exempt Acquisition (as such term is defined in the Shareholder Rights Plan).

Amendment

The Company Board may amend the Shareholder Rights Plan with the approval of a majority of votes cast by Shareholders (or the holders of the Rights if the Rights have separated from the Company Common Shares) voting in person and by proxy at a meeting duly called for that purpose. The Company Board, without such approval, may correct clerical or typographical errors and, subject to the subsequent approval as noted above at the next meeting of Shareholders (or holders of Rights, as the case may be), may make amendments to the Shareholder Rights Plan to maintain its validity due to changes in applicable legislation.

Exemptions for Investment Advisors

Investment managers (for fully managed accounts), mutual funds and their managers, trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds, administrators of registered pension plans and crown agents acquiring 20% or more of the Voting Shares are exempted from triggering a Flip-in Event, provided that they are not making, or are not part of a group making, a take-over bid.

6.	ACCEPTANCE OF THE OFFER

The Offeror has no knowledge regarding whether any Shareholders will accept the Offer.

7.	TREATMENT OF CONVERTIBLE SECURITIES

The Offer is made only for Shares and is not made for any Convertible Securities (including Options, PSUs, RSUs or DSUs). Holders of Convertible Securities who wish to accept the Offer with respect to the underlying Shares should, to the extent permitted by the terms of the Convertible Securities and applicable Law, exercise the rights under such Convertible Securities and tender the underlying Shares in accordance with the terms of the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure that Shares will be available for tender at or prior to the Expiry Time or in sufficient time to comply with the procedures referred to in Section 3 of the Offer, “Manner of Acceptance”. Other than the Options, PSUs, RSUs and DSUs, it is the Offeror’s understanding that there are no outstanding Convertible Securities. If any holder of Options, PSUs, RSUs or DSUs does not exercise, convert, exchange or settle his or her Options, PSUs, RSUs or DSUs, as the case may be, and deposit any resulting Shares under the Offer prior to the Expiry Time, such Options, PSUs, RSUs or DSUs, as the case may be, may be replaced with similar convertible securities of the Offeror or may expire or be terminated, as the case may be, following the Expiry Time in accordance with their respective terms and conditions.

The tax consequences to holders of Convertible Securities of exercising such Convertible Securities are not described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations” or Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”. Holders of Convertible Securities are urged to consult their tax advisors regarding the potential tax consequences to them in connection with the decision whether to exercise such Convertible Securities.

8.	FRACTIONAL SHARES

In no event will a Shareholder be entitled to a fractional Offeror Common Share. Where the aggregate number of Offeror Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Offeror Common Share being issuable, the number of Offeror Common Shares to be received by such Shareholder will be either rounded up (if the fractional interest is 0.5 or more) or down (if the fractional interest is less than 0.5) to the nearest whole number.

9.	PURPOSE OF THE OFFER AND PLANS FOR THE COMPANY

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition, as described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”.

If for some reason the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction as outlined above, the Offeror will evaluate other available alternatives. These alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Any additional purchases of Shares could, subject to applicable Laws, be at a price greater than, equal to or less than the price to be paid for Shares under the Offer and could be for cash or securities or other consideration. Alternatively, the Offeror may decide not to pursue completion of the privatization of the Company and sell or otherwise dispose of any or all Shares acquired pursuant to the Offer. These transactions may be completed on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Shares under the Offer.

Plans for the Company Following the Successful Completion of the Offer

Following the successful completion of the Offer and a Compulsory Acquisition or Subsequent Acquisition Transaction relating thereto, the Offeror intends to cause the Company to apply to the TSX to delist the Shares from trading.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under applicable Canadian Securities Laws.

Upon the successful completion of the Offer, the Offeror intends to conduct a detailed review of the Company and its Subsidiaries, including an evaluation of their respective properties, assets, operations and organizational and capital structure. The Offeror expects to then take steps to optimize the Company and its assets and operations within the Offeror’s organization.

See Section 13 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”.

10.	CERTAIN INFORMATION CONCERNING THE OFFEROR

Recent Developments

On September 21, 2015, the Offeror announced that it has agreed to purchase an additional 10% working interest in the Fort Hills Project from Total E&P Canada Ltd., for total aggregate consideration of $310 million at the time of announcement of the Fort Hills transaction. As a result of the transaction, the Offeror’s incremental capital increase to Fort Hills is estimated at just over $1 billion of which approximately $700 million is remaining project spend. Upon closing, the Offeror’s partnership share in the $15 billion project is expected to increase to 50.8%.

The acquisition of the additional working interest presents an opportunity for the Offeror to lower its capital cost per barrel and enhance its projected return on the Fort Hills Project. The transaction is subject to closing conditions, including regulatory approval under the Competition Act.

On September 30, 2015, the NEB announced that there are no further NEB pre-operation requirements relating to the reversal of Enbridge’s Line 9. Upon its return to service, Line 9 is expected to have the ability to deliver inland crude oil to Suncor’s Montreal refinery.

Authorized and Outstanding Share Capital

The Offeror’s authorized share capital is comprised of an unlimited number of Offeror Common Shares, an unlimited number of preferred shares issuable in series designated as senior preferred shares, and an unlimited number of preferred shares issuable in series designated as junior preferred shares.

As at October 2, 2015, there were 1,445,494,067 Offeror Common Shares and no preferred shares issued and outstanding. To the knowledge of the Offeror Board and executive officers of the Offeror, no Person beneficially owns, or exercises control or direction over, securities carrying 10% or more of the voting rights attached to any class of voting securities of the Offeror. The holders of Offeror Common Shares are entitled to attend all meetings of Offeror Shareholders and vote at any such meeting on the basis of one vote for each Offeror Common Share held. Offeror Shareholders are entitled to receive any dividend declared by the Offeror Board on the Offeror Common Shares and to participate in a distribution of the Offeror’s assets among the Offeror Shareholders for the purpose of winding up its affairs. The holders of the Offeror Common Shares shall be entitled to share equally, share for share, in all distributions of such assets.

Petro-Canada Public Participation Act

The Petro-Canada Public Participation Act requires that the Articles include certain restrictions on the ownership and voting of voting shares of the Offeror. The Offeror Common Shares are voting shares. No Person, together with associates of that Person, may subscribe for, have transferred to that Person, hold, beneficially own or control otherwise than by way of security only, or vote in the aggregate, voting shares of the Offeror to which are attached more than 20% of the votes attached to all outstanding voting shares of the Offeror. Additional restrictions include provisions for suspension of voting rights, forfeiture of dividends, prohibitions against share transfer, compulsory sale of shares, and redemption and suspension of other shareholder rights. The Offeror Board may at any time require holders of, or subscribers for, voting shares, and certain other Persons, to furnish statutory declarations as to ownership of voting shares and certain other matters relevant to the enforcement of the restrictions. The Offeror is prohibited from accepting any subscription for, and issuing or registering a transfer of, any voting shares if a contravention of the individual ownership restrictions results.

The Articles, as required by the Petro-Canada Public Participation Act, also include provisions requiring the Offeror to maintain its head office in Calgary, Alberta; prohibiting the Offeror from selling, transferring or otherwise disposing of all or substantially all of its assets in one transaction, or several related transactions, to any one Person or group of associated Persons, or to non-residents, other than by way of security only in connection with the financing of the Offeror; and requiring the Offeror to ensure (and to adopt, from time-to-time, policies describing the manner in which the Offeror will fulfill the requirement to ensure) that any member of the public can, in either official language of Canada (English or French), communicate with and obtain available services from the Offeror’s head office and any other facilities where the Offeror determines there is significant demand for communication with, and services from, that facility in that language.

Consolidated Capitalization

The following table sets forth the consolidated capitalization of the Offeror based on its unaudited consolidated financial statements as at June 30, 2015 (a) on an actual basis, and (b) as adjusted to take into account the acquisition by the Offeror of all outstanding Shares under the Offer. The financial information set out below should be read in conjunction with the Offeror’s unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 which are incorporated by reference herein as well as the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2015 and the unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the six month period ended June 30, 2015, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein, set forth at Appendix A hereto. Other than as set forth below, there have been no material changes to the Offeror’s share and loan capital since June 30, 2015.

	June 30, 2015
	Actual	As adjusted
	(unaudited) (in $ millions)
Short-term debt	933	933
Current portion of long-term debt	31	31
Long-term debt	13,162	16,054

Total debt	14,126	17,018

Share capital	19,393	23,678
Contributed surplus	630	630
Accumulated other comprehensive income	799	799
Retained earnings	20,793	21,127

Total shareholders’ equity	41,615	46,234

Capitalization	55,741	63,252

Price Range and Trading Volume

The Offeror Common Shares are listed and traded under the symbol “SU” on the TSX and the NYSE.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and trading volumes of the Offeror Common Shares on the TSX, as reported by the TSX.

Period	Price Range		Volume (in 000’s)
	High ($)	Low ($)
September 2014	44.61	39.96	66,233
October 2014	41.30	35.17	91,914
November 2014	40.81	35.66	79,813
December 2014	38.17	30.89	106,578
January 2015	38.12	33.85	77,730
February 2015	40.60	37.25	65,923
March 2015	37.83	34.44	68,006
April 2015	40.93	37.10	65,413
May 2015	39.74	35.87	51,291
June 2015	36.81	33.43	64,887
July 2015	37.23	32.43	61,938
August 2015	38.19	32.13	63,719
September 2015	36.37	33.16	76,547
October 1 to 2, 2015	36.59	34.80	8,645

The following table sets forth, for the periods indicated, the high and low trading prices in U.S. dollars and trading volumes of the Offeror Common Shares on the NYSE, as reported by Bloomberg.

Period	Price Range		Volume (in 000’s)
	High (US$)	Low (US$)
September 2014	41.14	35.77	70,778
October 2014	36.97	31.07	124,867
November 2014	36.35	31.24	85,568
December 2014	33.43	26.56	133,394
January 2015	32.08	28.13	114,110
February 2015	32.43	29.60	83,890
March 2015	30.31	27.00	74,937
April 2015	33.49	29.33	80,469
May 2015	32.87	28.67	69,332
June 2015	29.76	27.24	88,211
July 2015	28.57	24.91	93,032
August 2015	29.17	24.20	107,148
September 2015	27.65	25.04	101,987
October 1 to 2, 2015	27.65	26.34	9,414

The closing prices of the Offeror Common Shares on the TSX and the NYSE on October 2, 2015, the last trading day prior to the date of the Offer, were $35.37 and US$26.86, respectively.

Prior Sales

The following table summarizes the issuances of Offeror Common Shares and securities convertible into Offeror Common Shares in the 12 month period prior to the date hereof. Other than as summarized in the below table, the Offeror has not issued any Offeror Common Shares or securities convertible into Offeror Common Shares in the above-mentioned period of time:

Date	Type of Security Issued	Number of Securities Issued	Issuance / Exercise Price per Security ($)(3)
Between October 3, 2014 and October 2, 2015	Offeror Common Shares(1)	2,802,412	30.10
Between October 3, 2014 and October 2, 2015	Offeror Options(2)	7,074,700	38.37

Notes:
(1)	Offeror Common Shares issued on the exercise of Offeror Options.
(2)	Offeror Options granted pursuant to the Offeror Option Plans.
(3)	Represents the weighted average exercise price per Offeror Option.

11.	TRADING IN SHARES TO BE ACQUIRED

The Shares are listed and posted for trading on the TSX under the symbol “COS”.

The following table sets forth, for the periods indicated, the high and low trading prices in Canadian dollars and the trading volume of the Shares on the TSX, as reported by the TSX.

	Price Range
Period	High	Low	Volume (in 000’s)

April 2015	13.38	9.88	72,343
May 2015	13.87	10.36	53,669
June 2015	11.36	9.28	53,272
July 2015	10.20	6.72	56,749
August 2015	7.90	5.61	61,011
September 2015	7.33	5.94	57,174
October 1 to 2, 2015	6.66	6.03	7,209

The closing price of the Shares on the TSX on October 2, 2015, the last trading day prior to the date of the Offer, was $6.19.

12.	BENEFICIAL OWNERSHIP OF AND TRADING IN SECURITIES

Beneficial Ownership

Other than as set forth below, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror), or (c) any Person or company acting jointly or in concert with the Offeror, beneficially owns or exercises control or direction over any of the securities of the Company. Ms. Janice Odegaard, Q.C., Senior Vice President, General Counsel and Corporate Secretary of the Offeror, holds 1,426 Shares indirectly through a fully-managed account over which she exercises no control or discretion with respect to trades of securities. An associate of Mr. Steve Douglas, Vice President, Investor Relations of the Offeror, holds 200 Shares.

Trading in the Company Securities

Other than as set forth below, after reasonable enquiry, during the six month period preceding October 5, 2015, no securities of the Company have been purchased or sold by the Offeror or any director or officer of the Offeror, or, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror), or (c) any Person or company acting jointly or in concert with the Offeror. Indirectly, through a fully managed account over which she exercises no control or discretion over trades of securities, Ms. Odegaard acquired the following Shares: (a) March 9, 2015, 249 Shares at a price of $10.93 per Share; (b) August 7, 2015, 130 Shares at a price of $7.19 per Share; and (c) August 10, 2015, 61 Shares at a price of $7.24 per Share.

13.	EFFECT OF THE OFFER ON THE MARKET FOR SHARES, LISTING AND PUBLIC DISCLOSURE BY THE COMPANY

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction or, if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition. In such event, if permitted by applicable Law, the Offeror intends to cause the Company to apply to delist the Shares from the TSX and there will no longer be a trading market for the Shares.

Even if the Compulsory Acquisition or Subsequent Acquisition Transaction cannot be completed as quickly as intended, the purchase of Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders and would likely adversely affect the liquidity and market value of the remaining Shares held by the public.

If permitted by applicable Law, subsequent to the successful completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, the Offeror intends to cause the Company to cease to be a reporting issuer under applicable Canadian Securities Laws.

14.	COMMITMENTS TO ACQUIRE SECURITIES OF THE COMPANY

Except pursuant to the Offer, neither the Offeror, nor any director or officer of the Offeror, nor, to the knowledge of the directors and officers of the Offeror after reasonable enquiry, (a) any associate or affiliate of an insider of the Offeror, (b) any insider of the Offeror (other than a director or officer of the Offeror), or (c) any Person or company acting jointly or in concert with the Offeror, has made any agreement, commitment or understanding to acquire securities of the Company.

15.	ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any of the directors or officers of the Company and no payments or other benefits are proposed to be made or given by the Offeror by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no agreements, commitments or understandings made or proposed to be made between the Offeror and any security holder of the Company with respect to the Offer.

16.	REGULATORY MATTERS

The Offeror’s obligation to take up and pay for Shares tendered under the Offer is conditional upon, among other things, all Regulatory Approvals having been obtained or concluded or, in the case of waiting or suspensory periods, expired or been waived or terminated.

Competition Act Clearance

Part IX of the Competition Act requires that the parties to certain classes of transactions provide prescribed information to the Commissioner where the applicable thresholds set out in Sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”).

Subject to certain limited exceptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act (a “Notification”) to the Commissioner and the applicable waiting period has expired or been terminated early by the Commissioner. If a proposed transaction is an unsolicited offer to acquire the shares of a corporation and the Commissioner receives the offeror’s Notification, the Commissioner is required under subsection 114(3) of the Competition Act to immediately notify the corporation whose shares the offeror proposes to acquire that the Commissioner has received the offeror’s Notification, and such corporation must supply its Notification within ten days thereafter.

The waiting period is 30 days after the day on which the parties to the transaction submit their respective Notifications, except in the case of an unsolicited offer where, pursuant to subsection 123(3) of the Competition Act, the period begins on the date on which the offeror submits its Notification. The parties are, or the offeror in an unsolicited offer is, entitled to complete the Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties (or the offeror in an unsolicited offer), pursuant to subsection 114(2) of the Competition Act, that he requires additional information that is relevant to the Commissioner’s assessment of the transaction (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. In the case of an unsolicited offer, the 30-day period following compliance with the Supplementary Information Request begins on the day after the offeror’s compliance with the Supplementary Information Request.

A transaction may be completed before the end of the applicable waiting period if the Commissioner notifies the parties that he does not, at that time, intend to challenge the transaction by making an application to the Competition Tribunal under Section 92 of the Competition Act (a “No-Action Letter”). In such case, the Commissioner will reserve the right to challenge the transaction before the Competition Tribunal at any time within one year of the transaction being completed.

Alternatively, or in addition to filing a Notification, a party to a Notifiable Transaction may apply to the Commissioner for an advance ruling certificate pursuant to Section 102 of the Competition Act (an “ARC”) or, in the alternative, for a No-Action Letter. Upon the issuance of an ARC or a No-Action Letter (provided the Commissioner waives the requirement for a Notification if one has not been submitted), the parties to a transaction are legally entitled to complete their transaction.

At any time before a “merger” (as such term is defined under the Competition Act) is completed, even where the Commissioner has been notified under subsection 114(1) of the Competition Act and the applicable waiting period has expired, the Commissioner may apply to the Competition Tribunal for an interim order under subsection 100(1) of the Competition Act forbidding any person named in the application from doing any act or thing where it appears to the Competition Tribunal that such act or thing may constitute or be directed toward the completion or implementation of a proposed merger. The Competition Tribunal may issue such order for up to 30 days where (a) the Commissioner has certified that an inquiry is being made under paragraph 10(1)(b) of the Competition Act and that, in his opinion, more time is required to complete the inquiry, and (b) the Competition Tribunal finds that, in the absence of an interim order, a party to the proposed merger or any other person is likely to take an action that would substantially impair the ability of the Competition Tribunal to remedy the effect of the proposed merger on competition under Section 92 of the Competition Act because that action would be difficult to reverse. The duration of such interim order may be extended for a period of up to an additional 30 days where the Competition Tribunal finds, on application made by the Commissioner that the Commissioner is unable to complete the inquiry within the period specified in the order because of circumstances beyond the control of the Commissioner.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before the merger has been completed or, if completed, within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the merger, or, if the Commissioner did issue an ARC in respect of the merger, provided that (a) the merger was completed within one year from when the ARC was issued and (b) the grounds upon which the Commissioner intends to apply to the Competition Tribunal for a remedial order are not the same or substantially the same as the information on the basis of which the ARC was issued. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of assets or shares involved in such merger; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. The Competition Tribunal is prohibited from issuing a remedial order where it finds that the merger or proposed merger has brought or is likely to bring about gains in efficiency that will be greater than, and will offset, the effects of any prevention or lessening of competition that will result or is likely to result from the merger and that the gains in efficiency would not likely be attained if the order were made.

The completion of the Offer is a Notifiable Transaction and also constitutes a “merger” for the purposes of the Competition Act.

The Offeror will file a Notification pursuant to subsection 114(1) of the Competition Act with the Commissioner. The Offeror also will submit a request for an ARC or, in the alternative, a No-Action Letter to the Commissioner at the same time. The Offeror does not intend to take up or pay for Shares deposited pursuant to the Offer unless either (a) it has received an ARC or (b) the statutory waiting period has expired or been terminated early, or the obligation to submit a Notification has been waived, and in any case the Commissioner shall have provided a written No-Action Letter to the Offeror without any condition or on conditions that are acceptable to the Offeror, in its sole discretion, which No-Action Letter shall not have been rescinded or amended, unless the Offeror elects to waive such requirement.

HSR Act Clearance

Under the HSR Act, the Offer cannot be completed until the Offeror files a notification and report form with the Federal Trade Commission (“FTC”) and the Antitrust Division of the Department of Justice (“DOJ”) under the HSR Act and the applicable waiting period has expired or been terminated. A transaction notifiable under the HSR Act may not be completed until the expiration of a 30 calendar day waiting period following the Offeror’s filing of its HSR Act notification form, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be extended if either (a) the acquiring person voluntarily withdraws and re-files to allow a second 30-day waiting period, and/or (b) the reviewing agency issues a formal request for additional information and documentary material (a “Second Request”). If during the initial waiting period, either the FTC or the DOJ issues a Second Request, the waiting period with respect to the acquisition of the Shares in the Offer would be extended until 30 calendar days following the date of substantial compliance with that request, unless the FTC or the DOJ terminates the additional waiting period before its expiration.

The Offeror will file its HSR Act notification forms with the FTC and the Antitrust Division of the DOJ. The Offeror does not intend to take up or pay for Shares deposited pursuant to the Offer until the HSR Act Clearance is obtained.

Securities Regulatory Matters

The distribution of the Offeror Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian Securities Laws. Shareholders in such provinces and territories generally will be able to rely on statutory exemptions from such restrictions to trade their Offeror Common Shares.

A Registration Statement on Form F-80 has been filed with the SEC registering the issuance of the Offeror Common Shares offered to U.S. Shareholders pursuant to the Offer. The resale of the Offeror Common Shares by persons that are not “affiliates” (as defined in Rule 144 of the U.S. Securities Act) of the Offeror will not be required to be registered in the United States. However, Offeror Common Shares acquired by “affiliates” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror may be resold only in a transaction registered under the U.S. Securities Act or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act. In general, an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of the Offeror is an officer or director of the Offeror, a shareholder who beneficially owns more than 10% of the outstanding Offeror Common Shares or other individuals or entities that, directly or indirectly, through one or more intermediaries, control or are controlled by or under common control with the Offeror.

Stock Exchange Listing Requirements

The Offeror has submitted applications to the TSX and the NYSE to list the Offeror Common Shares that will be issued to Shareholders in connection with the Offer. Listing will be subject to the Offeror’s fulfillment of all of the applicable listing requirements of the TSX and the NYSE.

17.	ACQUISITION OF SHARES NOT DEPOSITED UNDER THE OFFER

Compulsory Acquisition

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is the shorter, the Offeror takes up and pays for 90% or more of the outstanding Shares under the Offer (calculated on a fully-diluted basis), then the Offeror intends to acquire the remainder of the Shares by way of a compulsory acquisition pursuant to Part 16 of the ABCA (a “Compulsory Acquisition”) for consideration per Share not less than, and in the same form as, the Offer Consideration.

To exercise its statutory right of Compulsory Acquisition, the Offeror must send a notice (the “Offeror’s Notice”) to each Shareholder who did not accept the Offer (and each Person who subsequently acquires any such Shares) (in each case, a “Dissenting Offeree”) of such proposed acquisition within 60 days after the date of the termination of the Offer and in any event within 180 days after the date of the Offer. Within 20 days after the Offeror sends the Offeror’s Notice, the Offeror must pay or transfer to the Company the consideration the Offeror would have to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with subsection 196(l) of the ABCA, within 20 days after receipt of the Offeror’s Notice, each Dissenting Offeree must send the certificate(s) representing the Shares held by such Dissenting Offeree to the Company and must elect either to transfer such Shares to the Offeror on the terms of the Offer or to demand payment of the fair value of such Shares held by such holder by so notifying the Offeror within 20 days after the Dissenting Offeree receives the Offeror’s Notice. A Dissenting Offeree who does not, within 20 days after the Dissenting Offeree received the Offeror’s Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree’s Shares is deemed to have elected to transfer such Shares to the Offeror on the same terms that the Offeror acquired Shares from the Shareholders who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Shares, the Offeror may apply to the Court to hear an application to fix the fair value of such Shares of such Dissenting Offeree. If the Offeror fails to apply to the Court within 20 days after it made the payment or transferred the consideration to the Company referred to above, the Dissenting Offeree may then apply to the Court within a further period of 20 days to have the Court fix the fair value. If there is no such application made by the Dissenting Offeree within such period, the Dissenting Offeree will be deemed to have elected to transfer such Shares to the Offeror on the terms that the Offeror acquired Shares from the Shareholders who accepted the Offer. Any judicial determination of the fair value of the Shares could be less or more than the amount paid pursuant to the Offer.

If all of the requirements of Part 16 of the ABCA are first fulfilled after the Expiry Time or within 120 days after the date of the Offer, whichever is earlier, the Offeror may apply to a court having jurisdiction for an extension of such period pursuant to Section 205 of the ABCA.

The foregoing is a summary only of the statutory right of Compulsory Acquisition that may become available to the Offeror and the dissent rights that may be available to a Dissenting Offeree, and is qualified in its entirety by the provisions of Part 16 of the ABCA. The provisions of Part 16 of the ABCA are complex and may require strict adherence to notice and timing provisions, failing which a Dissenting Offeree’s rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the ABCA should consult their legal advisors.

The tax consequences to a Shareholder of a Compulsory Acquisition may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Subsequent Acquisition Transaction

If the Offeror takes up and pays for an amount of Shares that is less than 90% of the outstanding Shares (calculated on a fully-diluted basis) or if a Compulsory Acquisition is not available to the Offeror or the Offeror elects not to pursue such Compulsory Acquisition, the Offeror intends to acquire the remainder of the Shares by way of amalgamation, statutory arrangement, capital reorganization or other transaction (as determined by the Offeror) involving the Company and the Offeror or an affiliate of the Offeror (a “Subsequent Acquisition Transaction”) for consideration per Share not less than, and in the same form as, the consideration paid by the Offeror under the Offer.

MI 61-101 may deem a Subsequent Acquisition Transaction to be a “business combination” if such Subsequent Acquisition Transaction would result in the interest of a holder of Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefor. The Offeror expects that any Subsequent Acquisition Transaction relating to Shares will be a “business combination” under MI 61-101.

In certain circumstances, the provisions of MI 61-101 may also deem certain types of Subsequent Acquisition Transactions to be “related party transactions”. However, if the Subsequent Acquisition Transaction is a “business combination” carried out in accordance with MI 61-101 or an exemption therefrom, the “related party transaction” provisions therein do not apply to such transaction. The Offeror intends to carry out any such Subsequent Acquisition Transaction in accordance with MI 61-101, or any successor provisions, or exemptions therefrom, such that the “related party transaction” provisions of MI 61-101 would not apply to such Subsequent Acquisition Transaction.

MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefor) and to provide the holders of the affected securities with a summary of such valuation. The Offeror currently intends to rely on available exemptions (or, if such exemptions are not available, to seek waivers pursuant to MI 61-101 exempting the Company and the Offeror or one or more of its affiliates, as appropriate) from the valuation requirements of MI 61-101 in respect of any Subsequent Acquisition Transaction. An exemption is available under MI 61-101 for certain business combinations completed within 120 days after the date of expiry of a formal take-over bid where the consideration per security under the business combination is at least equal in value to and is in the same form as the consideration that depositing security holders were entitled to receive in the take-over bid, provided that certain disclosure is given in the take-over bid disclosure documents (which disclosure has been provided in the Circular). The Offeror currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to and in the same form as the consideration under the Offer and that such Subsequent Acquisition Transaction would be completed no later than 120 days after the Expiry Time. Accordingly, the Offeror expects that this exemption will be available.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA and the Company’s constating documents, the Subsequent Acquisition Transaction may require the approval of 66 2⁄3% of the votes cast by holders of the outstanding Shares at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction. MI 61-101 would also require that, in addition to any other required security holder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by “minority” shareholders of each class of affected securities must be obtained unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities.

In relation to any subsequent business combination, the “minority” shareholders will be, unless an exemption is available or discretionary relief is granted by applicable Securities Regulatory Authorities, all holders of Shares other than: (a) the Offeror (other than in respect of Shares acquired pursuant to the Offer as described below); (b) any “interested party” (within the meaning of MI 61-101); (c) certain “related parties” of the Offeror or of any other “interested party” (in each case within the meaning of MI 61-101) including any director or senior officer of the Offeror, any affiliate or insider of the Offeror or any of their directors or senior officers; and (d) any “joint actor” (within the meaning of MI 61-101) with any of the foregoing persons. MI 61-101 also provides that the Offeror may treat Shares acquired under the Offer as “minority” Shares and to vote them, or to consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer; and (c) the Shareholder who tendered such Shares to the Offer was not: (i) a “joint actor” (within the meaning of MI 61-101) with the Offeror in respect of the Offer; (ii) a direct or indirect party to any “connected transaction” (within the meaning of MI 61-101) to the Offer; or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a “collateral benefit” (within the meaning of MI 61-101) or consideration per Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Shares. The Offeror currently intends that the consideration offered for Shares under any Subsequent Acquisition Transaction proposed by it would be at least equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer and that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and, accordingly, the Offeror intends to cause Shares acquired under the Offer to be voted in favour of any such transaction and, where permitted by MI 61-101, to be counted as part of any “minority” approval required in connection with any such transaction.

Any such Subsequent Acquisition Transaction may also result in registered Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such Dissenting Offeree for its Shares. The fair value so determined could be more or less than the amount paid per Share pursuant to such transaction or pursuant to the Offer. The exact terms and procedures of the rights of dissent available to registered Shareholders will depend on the structure of the Subsequent Acquisition Transaction and will be fully described in the proxy circular or other disclosure document provided to Shareholders in connection with the Subsequent Acquisition Transaction.

The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Other Alternatives

If the Offeror is unable to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals or exemptions promptly, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Law, purchasing additional Shares: (a) in the open market; (b) in privately negotiated transactions; (c) in another take-over bid or exchange offer or otherwise; or (d) from the Company. Subject to applicable Law, any additional purchases of Shares could be at a price greater than, equal to, or less than the price to be paid for Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, the Offeror may take no action to acquire additional Shares, or, subject to applicable Law, may either sell or otherwise dispose of any or all Shares acquired under the Offer, on terms and at prices then determined by the Offeror, which may vary from the price paid for Shares under the Offer. See Section 14 of the Offer, “Market Purchases”.

18.	CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, Canadian counsel to the Offeror, the following summary describes, as of the date hereof, the principal Canadian federal income tax considerations in respect of a Shareholder who disposes of Shares to the Offeror pursuant to the Offer or otherwise disposes of Shares pursuant to certain transactions described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer”. This summary is generally applicable to a beneficial owner of Shares who, at all relevant times, for purposes of the Tax Act, holds Shares and will hold any Offeror Common Shares acquired pursuant to the Offer as capital property, deals at arm’s length with the Company and the Offeror, and is not affiliated with the Company or the Offeror (a “Holder”). Generally, Shares and Offeror Common Shares will be considered capital property to a Holder provided the Holder does not hold such shares in the course of carrying on a business of buying and selling securities or as part of an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act in force as of the date hereof and counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that the Tax Proposals will be enacted in the form proposed. No assurance can be given that the Tax Proposals will be enacted in the form proposed, or at all. This summary does not otherwise take into account or anticipate any other changes in Law, whether by judicial, governmental or legislative decision or action or changes in the administrative policies or assessing practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ materially from those described in this summary.

This summary is not applicable to Shareholders who acquired Shares pursuant to employee compensation plans. In addition, this summary does not apply to a Holder (i) that is a “financial institution” for purposes of certain rules (referred to as the mark-to-market rules applicable to securities held by financial institutions), (ii) an interest in which is a “tax shelter investment”, (iii) that is a “specified financial institution”, (iv) that reports its “Canadian tax results” in a currency other than Canadian currency, or (v) that has entered, or will enter, into, with respect to Shares or Offeror Common Shares, as the case may be, a “derivative forward agreement”, each as defined in the Tax Act. Such Holders should consult their own tax advisors.

This summary is based on the assumption that if the Rights are acquired by the Offeror, there is no value to the Rights and no amount of consideration to be paid by the Offeror will be allocated to the Rights.

This summary is of a general nature only and is not, and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any particular Holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Holders are urged to consult their own legal and tax advisors with respect to the tax consequences to them having regard to their particular circumstances, including the application and effect of the income and other tax Laws of any country, province or other jurisdiction that may be applicable to the Holder.

Holders Resident in Canada

This part of the summary is applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is, or is deemed to be, resident, in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act, the effect of which may be to deem to be capital property any Shares and Offeror Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Shares or Offeror Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

Disposition of Shares Pursuant to the Offer

Resident Holders who tender and deposit their Shares to the Offer and whose Shares are taken up pursuant to the Offer will directly exchange their Shares with the Offeror for Offeror Common Shares (a “Direct Exchange”).

A Resident Holder who exchanges Shares for Offeror Common Shares in a Direct Exchange will be deemed to have disposed of such Shares under a tax-deferred share-for-share exchange pursuant to Section 85.1 of the Tax Act, unless such Resident Holder chooses to recognize a capital gain (or capital loss) on the Direct Exchange as described in paragraph (b) below.

(a)

Where a Resident Holder does not choose to recognize a capital gain (or capital loss) on the exchange, the Resident Holder will be deemed to have disposed of the Shares for proceeds of disposition equal to the aggregate adjusted cost base of the Shares to the Resident Holder, determined immediately before the time at which the Shares are taken up by the Offeror, and the Resident Holder will be deemed to have acquired the Offeror Common Shares at an aggregate cost equal to such adjusted cost base of the Shares. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

(b)

A Resident Holder may choose to recognize all of a capital gain (or capital loss) in respect of the exchange of Shares for Offeror Common Shares by including the capital gain (or capital loss) in computing the Resident Holder’s income for the taxation year in which the Direct Exchange takes place. In such circumstances, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of the Offeror Common Shares received, net of any reasonable costs of disposition, exceeds (or is less than) the aggregate of the adjusted cost base of the Shares to the Resident Holder, determined immediately before the time at which the Shares are taken up by the Offeror. For a description of the tax treatment of capital gains and capital losses, see “Taxation of Capital Gains and Capital Losses” below. The cost of the Offeror Common Shares acquired on the exchange will be equal to the fair market value thereof. This cost will be averaged with the adjusted cost base of all other Offeror Common Shares held by the Resident Holder as capital property for the purpose of determining the adjusted cost base of each Offeror Common Share held by the Resident Holder as capital property.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Share or Offeror Common Share may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such share (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own tax advisors.

Additional Refundable Tax

A Resident Holder that is throughout the taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax of 66 2⁄3% on certain investment income, including taxable capital gains realized, dividends and interest.

Disposition of Shares Pursuant to a Compulsory Acquisition

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The income tax consequences to a Resident Holder of a disposition of Shares in such circumstances generally will be as described above under the heading “– Disposition of Shares Pursuant to the Offer”.

A Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Company for such Resident Holder’s Shares may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value (not including the amount of any interest awarded by the court) exceeds the paid-up capital of the Shares to the Resident Holder determined under the Tax Act. In such circumstances, a dissenting Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the cash received in respect of the fair value less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend, and will realize a capital gain (or capital loss) calculated in the same manner and with the tax consequences as described under the heading “– Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Losses” above.

Any interest awarded to a Resident Holder by the court in connection with a Compulsory Acquisition must be included in computing such Resident Holder’s income for purposes of the Tax Act.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Resident Holder will depend upon the exact manner in which the transaction is carried out. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Resident Holder may realize a capital gain (or capital loss) and/or be deemed to receive a dividend. No opinion is expressed herein as to the income tax consequences of any such transaction to a Resident Holder.

Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of Shares

As described in Section 13 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”, the Shares may cease to be listed on the TSX following the successful completion of the Offer. Resident Holders are cautioned that, if the Shares are no longer listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the TSX) and the Company ceases to be a “public corporation” for purposes of the Tax Act, the Shares will not be qualified investments for trusts governed RRSPs, RRIFs, registered education savings plans, registered disability savings plans, deferred profit sharing plans or TFSAs (collectively, “Deferred Income Plans”).

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Offeror Common Shares. In the case of a Resident Holder who is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit applicable to any dividends designated by the Offeror as an eligible dividend in accordance with the provisions of the Tax Act. A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation’s taxable income. Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them in this regard. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Tax Proposals released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation”, as defined in the Tax Act, or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts), will generally be liable to pay a refundable tax of 33 1⁄3% under Part IV of the Tax Act on dividends received (or deemed to be received) on Offeror Common Shares to the extent that such dividends are deductible in computing the Resident Holder’s taxable income.

Disposition of Offeror Common Shares

Generally, on a disposition or deemed disposition of an Offeror Common Share, a Resident Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of all Offeror Common Shares held immediately before the disposition or deemed disposition. See “– Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses” above.

Eligibility for Investment

The Offeror Common Shares, provided they are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX), will be qualified investments under the Tax Act for a trust governed by a Deferred Income Plan. In the case of an RRSP, an RRIF or a TFSA, provided the annuitant of the RRSP or RRIF or the holder of the TFSA, as the case may be, deals at arm’s length with and does not have a “significant interest” (within the meaning of the Tax Act) in the Offeror, the Offeror Common Shares will not be a prohibited investment under the Tax Act for such RRSP, RRIF or TFSA. Resident Holders are urged to consult their own tax advisors in this regard.

Holders Not Resident in Canada

This part of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is resident in the U.S., is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Shares or Offeror Common Shares in a business carried on in Canada (a “Non-Resident Holder”). This part of the summary is not applicable to Non-Resident Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Shares Pursuant to the Offer

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Shares pursuant to the Offer unless, at the time of disposition, the Shares are “taxable Canadian property” (as defined in the Tax Act) to the Non-Resident Holder. See discussion below under “Taxable Canadian Property”.

A Non-Resident Holder whose Shares are taxable Canadian property will generally realize a capital gain (or capital loss) in the circumstances and computed in the manner described above under “Holders Resident in Canada – Disposition of Shares Pursuant to the Offer” as if the Non-Resident Holder were a Resident Holder thereunder, unless the Non-Resident Holder is entitled to the automatic tax deferral provisions of subsection 85.1(1) of the Tax Act as described further below.

A Non-Resident Holder may be entitled to the automatic tax deferral provisions of Section 85.1 of the Tax Act if such Non- Resident Holder satisfies the conditions set out under the heading “Holders Resident in Canada – Disposition of Shares Pursuant to the Offer” and the Non-Resident Holder is not a foreign affiliate of a taxpayer resident in Canada that has included the gain or loss otherwise determined in its foreign accrual property income. If Section 85.1 of the Tax Act applies, the Offeror Common Shares received in exchange for Shares that were taxable Canadian property to the Non-Resident Holder will be deemed to be taxable Canadian property to such Non-Resident Holder for a period of 60 months. The result is that the Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of the Offeror Common Shares so long as the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Taxable Canadian Property

Generally, the Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Shares are listed at that time on a designated stock exchange as defined in the Tax Act (which includes the TSX), unless at any time during the 60-month period that ends at that time:

(a)

one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of the Company, and

(b)

more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Shares could be deemed to be taxable Canadian property. Non-Resident Holders whose Shares may constitute taxable Canadian property should consult their own tax advisors.

Disposition of Shares Pursuant to a Compulsory Acquisition

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”, the Offeror may, in certain circumstances, acquire or be required to acquire Shares not deposited under the Offer pursuant to statutory rights of purchase under Part 16 of the ABCA. The income tax consequences to a Non-Resident Holder of a disposition of Shares in such circumstances generally will be as described above under the heading “– Disposition of Shares Pursuant to the Offer”.

Whether a Share is considered to be taxable Canadian property at the time of a disposition by way of a Compulsory Acquisition will generally be determined as described above (see “– Taxable Canadian Property”) except that more stringent rules may be applied where the Shares cease to be listed on a designated stock exchange as defined in the Tax Act (see “Holders Not Resident in Canada – Potential Delisting of Shares” below).

A Non-Resident Holder who dissents and obtains an order from a court of competent jurisdiction in respect of a Compulsory Acquisition and receives a cash payment from the Company for such Non-Resident Holder’s Shares may be deemed to have received a taxable dividend equal to the amount, if any, by which the cash received in respect of the fair value (not including the amount of any interest awarded by the court) exceeds the paid-up capital of the Shares to the Non-Resident Holder determined under the Tax Act. In such circumstances, a dissenting Non-Resident Holder will be considered to have disposed of the Shares for proceeds of disposition equal to the cash received in respect of the fair value less an amount in respect of interest, if any, awarded by a court and the amount of any deemed dividend, and will realize a capital gain (or capital loss) calculated in the same manner and with the tax consequences as described under the heading “– Disposition of Shares Pursuant to the Offer” above. Such Non-Resident Holder will also be subject to Canadian withholding tax on any deemed dividend as described under the heading “Holding and Disposing of Offeror Common Shares – Dividends on Offeror Common Shares”.

Generally, any interest awarded to a Non-Resident Holder by the court in connection with a Compulsory Acquisition will not be subject to Canadian withholding tax.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Compulsory Acquisition.

Disposition of Shares Pursuant to a Subsequent Acquisition Transaction

As described in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”, if the Offeror does not acquire all of the Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Shares.

The income tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Holder will depend upon the exact manner in which the transaction is carried out. It is not possible to comment as to the tax treatment of such a transaction until the form of such transaction is determined. However, the income tax consequences of such a transaction may differ from those arising on the disposition of Shares under the Offer and will depend on the particular form and circumstances of the transaction. Depending on the form of the transaction, a Non-Resident Holder may realize a capital gain (or capital loss) and/or be deemed to receive a dividend and be taxable in Canada even if the Non-Resident Holder is not taxable in its jurisdiction of residence. Non-Resident Holders should review the U.S. income tax considerations which are described in Section 19 of this Circular “Certain United States Federal Income Tax Considerations”. No opinion is expressed herein as to the income tax consequences of any such transaction to a Non-Resident Holder.

Non-Resident Holders are urged to consult their own tax advisors with respect to the potential income tax consequences to them of having their Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting of Shares

As described in Section 13 of the Circular, “Effect of the Offer on the Market for Shares, Listing and Public Disclosure by the Company”, Shares may cease to be listed on the TSX (or another designated stock exchange as defined in the Tax Act) following the successful completion of the Offer and may not be listed on the TSX (or another designated stock exchange as defined in the Tax Act) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Non-Resident Holders who do not dispose of their Shares pursuant to the Offer are cautioned that Shares that are not listed on a designated stock exchange as defined in the Tax Act at the time of their disposition will be considered taxable Canadian property of the Non-Resident Holder, if at any time within the 60-month period immediately preceding the disposition, more than 50% of the fair market value of the Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

If the Shares are taxable Canadian property of the Non-Resident Holder at the time of a disposition, the Non-Resident Holder may be subject to tax under the Tax Act in respect of any capital gain realized on disposition. In addition, if such Shares constitute taxable Canadian property and are not listed on a recognized stock exchange as defined in the Tax Act (which includes the TSX) at the time of their disposition, the notification and withholding provisions of Section 116 of the Tax Act may apply to the Non-Resident Holder, in which case the Offeror (or a successor thereof, as applicable) may deduct and withhold 25% from any payment made to the Non-Resident Holder and will remit such amount to the Receiver General of Canada on account of the Non-Resident Holder’s liability for tax under the Tax Act.

Non-Resident Holders are urged to consult their own tax advisors in this regard.

Holding and Disposing of Offeror Common Shares

Dividends on Offeror Common Shares

Dividends paid or credited, or deemed to be paid or credited, on the Offeror Common Shares to a Non-Resident Holder will be subject to Canadian withholding tax at a rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention. Where the Non-Resident Holder is a U.S. resident entitled to the benefits of the Canada-U.S. Tax Treaty and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax applicable to dividends is reduced to 15%.

Disposition of Offeror Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of Offeror Common Shares, unless the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Generally, the Offeror Common Shares will not be taxable Canadian property to a Non-Resident Holder at a particular time provided that the Offeror Common Shares are listed at that time on a designated stock exchange as defined in the Tax Act (which includes the TSX), unless at any time during the 60-month period that ends at that time:

(a)

one or any combination of (i) the Non-Resident Holder, (ii) persons with whom the Non-Resident Holder does not deal at arm’s length, and (iii) partnerships in which the Non-Resident Holder or a person described in (ii) holds a membership interest directly or indirectly through one or more partnerships, has owned 25% or more of the issued shares of any class or series of shares of the Company, and

(b)

more than 50% of the fair market value of the Offeror Common Shares was derived directly or indirectly from one or any combination of: (i) real or immovable property situated in Canada, (ii) “Canadian resource properties” (as defined in the Tax Act), (iii) “timber resource properties” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property in any of the foregoing whether or not the property exists.

Pursuant to the provisions of the Tax Act, where a Share constitutes taxable Canadian property to a Non-Resident Holder, any Offeror Common Shares received by the Non-Resident Holder on the exchange of such Share for Offeror Common Shares utilizing the rollover available under Section 85.1 of the Tax Act will be deemed to constitute taxable Canadian property to the Non-Resident Holder for a period of 60 months. The result is that such Non-Resident Holder may be subject to tax under the Tax Act on future gains realized on a disposition of those Offeror Common Shares so long as the Offeror Common Shares constitute taxable Canadian property to the Non-Resident Holder.

Non-Resident Holders whose Offeror Common Shares may constitute taxable Canadian property should consult their own advisors.

19.	CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences to Shareholders of their participation in the Offer and of ownership of Offeror Common Shares. This summary is based on certain assumptions with respect to the Company and the execution of the Offer, the Subsequent Acquisition Transaction and Compulsory Acquisition (taken together, the “exchange transaction”). This discussion only addresses “U.S. Holders” (as defined below) that hold their Shares and Offeror Common Shares as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”) (generally, assets held for investment). This discussion is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s particular circumstances or to certain types of holders subject to special treatment under U.S. federal income tax Laws (such as insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding Shares or Offeror Common Shares as part of a hedging, integrated, conversion, wash sale or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired Shares in connection with employment or other performance of services, persons that have a functional currency other than the U.S. dollar and persons who have ceased to be U.S. citizens or to be taxed as resident aliens). Furthermore, this discussion does not address the tax consequences to U.S. Holders that own or have owned, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of the Company or U.S. Holders that following the Offer or the exchange transaction will own, directly or by attribution, 5% or more, by voting power or value, of the outstanding equity interests of Offeror. In addition, this discussion does not consider the effect of the U.S. federal alternative minimum tax or any foreign, U.S. state, U.S. local or other tax Laws, or any other U.S. federal tax considerations (e.g., estate or gift tax) apart from the U.S. federal income tax considerations, that may be applicable to particular holders. This discussion is based on the Code and applicable U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder and the Canada-U.S. Tax Treaty, in each case, as of the date hereof, all of which are subject to change or differing interpretations at any time with possible retroactive effect.

EACH SHAREHOLDER IS URGED TO CONSULT ITS U.S. TAX ADVISORS REGARDING THE POTENTIAL U.S. TAX CONSEQUENCES OF PARTICIPATING IN THE OFFER AND OWNERSHIP OF OFFEROR COMMON SHARES, IN LIGHT OF SUCH SHAREHOLDER’S INDIVIDUAL CIRCUMSTANCES, AS WELL AS THE CONSEQUENCES OF THE TAX LAWS OF ANY FOREIGN, STATE OR LOCAL TAXING JURISDICTION.

As used herein, a “U.S. Holder” means a beneficial owner of Shares or Offeror Common Shares that is, for U.S. federal income tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the Laws of the United States, any State thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (a) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (b) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

If a partnership holds Shares or Offeror Common Shares, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of Shares or Offeror Common Shares that are partnerships (and partners in such partnerships) are urged to consult their own U.S. tax advisors as to the consequences of the partnership participating in the Offer.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer

The Offeror intends for the exchange transaction to be treated as a reorganization within the meaning of Section 368(a) of the Code (a “reorganization”). The determination of whether the exchange transaction will qualify for such treatment depends on the resolution of complex issues and facts, some of which will not be known until the closing of the exchange transaction, and as a result, it is uncertain as to whether the exchange transaction will qualify as a tax-free reorganization or a fully taxable transaction. In addition, no ruling from the IRS concerning the U.S. federal income tax consequences of the exchange transaction has been obtained and none is expected to be requested. Thus, there can be no assurance that the exchange transaction will be treated as a reorganization and that the IRS will not challenge the tax consequences described herein.

Certain tax consequences for U.S. Holders if the exchange transaction qualifies as a reorganization

Assuming the exchange transaction qualifies as a reorganization, then, subject to the passive foreign investment company (“PFIC”) rules discussed below, no gain or loss will generally be recognized on the exchange of Shares solely for Offeror Common Shares pursuant to the exchange transaction. Each U.S. Holder’s aggregate tax basis in the Offeror Common Shares received will be the same as the aggregate tax basis in the Shares surrendered. The holding period of the Offeror Common Shares received by a U.S. Holder will include the holding period of the Shares surrendered. If a U.S. Holder has differing tax bases and/or holding periods with respect to the Shares, the U.S. Holder should consult with a U.S. tax advisor in order to identify the tax bases and/or holding periods of the Offeror Common Shares that the U.S. Holder receives. U.S. Holders may, however, be subject to tax in Canada as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”.

Certain tax consequences for U.S. Holders if the exchange transaction does not qualify as a reorganization

If the exchange transaction fails to qualify as a reorganization, then, subject to the PFIC rules discussed below, a U.S. Holder will generally recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized (equal to the cash and/or the fair market value of Offeror Common Shares to which such U.S. Holder is entitled under the exchange transaction) and the U.S. Holder’s tax basis, determined in U.S. dollars, in the Shares. Such capital gain will generally be long term capital gain, on which a non-corporate U.S. Holder is generally taxed at preferential rates, if the Shares were held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains recognized in respect of the Offer.

PFIC Rules

Certain adverse consequences could apply to a U.S. Holder upon exchange of Shares pursuant to the Offer if the Company is or was treated as a PFIC for any taxable year during which the U.S. Holder holds or held Shares. In general, the Company would be considered a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder holds or held Shares, after applying certain look through rules, either (a) at least 75% of the gross income of the Company for the taxable year is passive income or (b) at least 50% of the value, determined on the basis of a quarterly average, of the Company’s gross assets is attributable to assets that produce or are held for the production of passive income. For this purpose, “passive income” generally includes interest, dividends, rents, annuities, royalties and certain gains.

The Offeror has not undertaken to ascertain whether the Company is treated as a PFIC. On February 24, 2015, in a publicly filed document, the Company indicated, that, as of that date, it believed that it is reasonable to take the position that it is not a PFIC. Nevertheless, the determination of PFIC status is fundamentally factual in nature and depends on the application of complex U.S. federal income tax rules which are subject to differing interpretations. Consequently, no assurance can be provided that the Company is not and has not been classified as a PFIC.

If the Company is a PFIC for any taxable year during which a U.S. Holder holds the Shares, the PFIC rules may cause U.S. Holders to be subject to adverse tax consequences on the exchange of Shares for Offeror Common Shares and additional filing requirements even if the exchange transaction otherwise qualifies as a reorganization. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of PFIC rules to their participation in the Offer.

Information Reporting and Backup Withholding

Information reporting requirements may apply with respect to a holder that participates in the Offer. A U.S. Holder may also be subject to backup withholding at a current rate of 28% with respect to the proceeds of participating in the Offer unless the holder (1) comes within certain exempt categories and demonstrates this fact or (2) provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. Holder may be asked to provide its correct taxpayer identification number and certify that it is not subject to backup withholding.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

Certain U.S. Federal Income Tax Considerations for U.S. Holders Related to Ownership of Offeror Common Shares

Distributions on Offeror Common Shares

Under the U.S. federal income tax Laws, and subject to the PFIC rules discussed below, the gross amount of any dividend the Offeror pays to a U.S. Holder out of its accumulated earnings and profits (as determined for U.S. federal income tax purposes) is subject to U.S. federal income taxation. Dividends that constitute qualified dividend income will be taxable to a noncorporate U.S. Holder at the preferential rates applicable to long-term capital gains provided that the U.S. Holder holds the Offeror Common Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meets other holding period requirements. Dividends the Offeror pays with respect to Offeror Common Shares generally will be qualified dividend income.

A U.S. Holder must include any Canadian tax withheld from the dividend payment in this gross amount even though such holder does not in fact receive it. The dividend is taxable to a U.S. Holder when the U.S. Holder receives the dividend, actually or constructively. The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The amount of the dividend distribution that a U.S. Holder must include in income will be the U.S. dollar value of the Canadian dollar payments made, determined at the spot Canadian/U.S. dollar rate on the date the dividend distribution is includible in the U.S. Holder’s income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the U.S. Holder includes the dividend payment in income to the date the holder converts the payment into U.S. dollars will be treated as ordinary income or loss and will not be eligible for the special tax rates applicable to qualified dividend income. The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s basis in the Offeror Common Shares and thereafter as capital gain. However, the Offeror does not expect to calculate earnings and profits in accordance with U.S. federal income tax principles. Accordingly, a U.S. Holder should expect to generally treat distributions the Offeror makes as dividends.

Subject to certain limitations, the Canadian tax withheld in accordance with the Canada-U.S. Tax Treaty and paid over to Canada will be creditable or deductible against the U.S. Holder’s U.S. federal income tax liability. Special rules apply in determining the foreign tax credit limitation with respect to dividends that are subject to the preferential tax rates. To the extent a refund of the tax withheld is available to a U.S. Holder under Canadian Law or under the Canada-U.S. Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s U.S. federal income tax liability.

Dividends will be income from sources outside the United States and will, depending on the U.S. Holder’s circumstances, be either “passive” or “general” income for purposes of computing the foreign tax credit allowable to the U.S. Holder.

Sale or Other Disposition of Offeror Common Shares

Subject to the PFIC rules discussed below, a U.S. Holder that sells or otherwise disposes Offeror Common Shares will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount that the U.S. Holder realizes and such holder’s tax basis, determined in U.S. dollars, in the Offeror Common Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Offeror Common Shares have been held for more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Medicare Tax

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between U.S.$125,000 and U.S.$250,000, depending on the individual’s circumstances). A holder’s net investment income generally includes its dividend income and its net gains from the disposition of Offeror Common Shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). U.S. Holders that are individuals, estates or trusts are urged to consult their U.S. tax advisors regarding the applicability of the Medicare tax to income and gains in respect of their investment in the Offeror Common Shares.

PFIC Rules

The Offeror believes that Offeror Common Shares should not be treated as stock of a PFIC for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change. In general, the Offeror will be a PFIC with respect to a U.S. Holder if, for any taxable year in which such holder holds Offeror Common Shares, after applying certain look through rules, either (i) at least 75% of the gross income of the Offeror for the taxable year is passive income or (ii) at least 50% of the value, determined on the basis of a quarterly average, of the Offeror’s assets is attributable to assets that produce or are held for the production of passive income.

If the Offeror were to be treated as a PFIC, unless a holder of Offeror Common Shares elects to be taxed annually on a mark-to-market basis with respect to the Offeror Common Shares, gain realized on the sale or other disposition of Offeror Common Shares would in general not be treated as capital gain. Instead, a U.S. Holder would be treated as if such holder had realized such gain and certain “excess distributions” ratably over the holding period for the Offeror Common Shares and would generally be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. With certain exceptions, Offeror Common Shares will be treated as stock in a PFIC if the Offeror were a PFIC at any time during a holder’s holding period in the Offeror Common Shares. Dividends received from the Offeror will not be eligible for the special tax rates applicable to qualified dividend income if the Offeror is a PFIC (or is treated as a PFIC with respect to a holder of Offeror Common Shares) either in the taxable year of the distribution or the preceding taxable year, but instead will be taxable at rates applicable to ordinary income.

Information With Respect to Foreign Financial Assets

Owners of “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. Holders are urged to consult their U.S. tax advisors regarding the application of this reporting requirement to their ownership of Offeror Common Shares.

Backup Withholding and Information Reporting

Information reporting requirements, on IRS Form 1099, generally will apply to dividend payments or other taxable distributions made to non-corporate U.S. Holders within the United States, and the payment of proceeds to such holders from the sale of Offeror Common Shares effected at a U.S. office of a broker. Additionally, backup withholding may apply to such payments if the U.S. Holder fails to comply with applicable certification requirements or is notified by the IRS that the U.S. Holder has failed to report all interest and dividends required to be shown on such holder’s federal income tax returns.

Backup withholding is not an additional tax. U.S. Holders generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed their income tax liability by filing a refund claim with the IRS.

20.	EXPERTS

The Offeror’s independent auditors are PricewaterhouseCoopers LLP, who have issued an independent auditor’s report dated February 24, 2015 in respect of the Company’s consolidated financial statements, which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013 and the consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2014 and December 31, 2013, and the related notes, and the report on internal control over financial reporting as at December 31, 2014. Such audited consolidated financial statements have been incorporated by reference herein in reliance on the report of PricewaterhouseCoopers LLP, given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Offeror within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta and the rules of the SEC.

Certain information relating to the Offeror’s reserves and resources in its AIF was evaluated or audited by GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited, each of which is an independent qualified reserves evaluator. The principals of each of

GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited and Sproule International Limited, in each case as a group, own beneficially, directly or indirectly, less than 1% of any class of the outstanding securities of the Offeror. Information about the Offeror’s reserves and resources has been incorporated by reference herein in reliance upon the authority of such firms as experts.

21.	DOCUMENTS FILED WITH THE SEC AS PART OF THE REGISTRATION STATEMENT

A registration statement (the “Registration Statement”) under the U.S. Securities Act, which covers the Offeror Common Shares to be offered to Shareholders that are residents of the United States, has been filed with the SEC on Form F-80. The Registration Statement, including exhibits, is available to the public free of charge at the SEC’s website at www.sec.gov. The following documents have been filed with the SEC as part of the Offeror’s Registration Statement: (a) the press release dated October 5, 2015 announcing commencement of the Offer; (b) the Offer and Circular; (c) the Letter of Transmittal; (d) the Notice of Guaranteed Delivery; (e) the letter from the Offeror to Shareholders dated October 5, 2015; (f) the documents listed in Section 23 of the Circular, “Documents Incorporated by Reference”; (g) the consents of Blake, Cassels & Graydon LLP, GLJ Petroleum Consultants Ltd., Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited and PricewaterhouseCoopers LLP; and (h) powers of attorney.

22.	LEGAL MATTERS

Certain matters of Canadian Laws relating to the Offer have been passed upon by Blake, Cassels & Graydon LLP, on behalf of the Offeror. As of the date of the Circular, the partners and associates of Blake, Cassels & Graydon LLP beneficially owned, directly or indirectly, less than 1% of the outstanding securities of any class of the Offeror or of the Company. Sullivan & Cromwell LLP has advised the Offeror regarding certain matters of United States Law.

23.	DOCUMENTS INCORPORATED BY REFERENCE

Information regarding the Offeror has been incorporated by reference in the Offer and Circular from documents filed by the Offeror with securities commissions or similar authorities in Canada. Copies of the documents regarding the Offeror incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Offeror at P.O. Box 2844, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3E3, telephone: 1-800-558-9071 and are also available electronically on SEDAR at www.sedar.com.

The following documents of the Offeror, filed with securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in, and form an integral part of, the Offer and the Circular:

(a)	audited consolidated financial statements for the year ended December 31, 2014 dated February 24, 2015;

(b)	management’s discussion and analysis for the year ended December 31, 2014 dated February 26, 2015 (“Annual MD&A”);

(c)	annual information form dated February 26, 2015 for the year ended December 31, 2014 (“AIF”);

(d)	management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Offeror Shareholders held on April 30, 2015;

(e)	unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015; and

(f)	management’s discussion and analysis for the three and six month periods ended June 30, 2015 dated July 29, 2015 (“Second Quarter MD&A”).

Any statement contained in the Offer and the Circular or a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Offer and the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, in its unmodified or non-superseded form, to constitute a part of the Offer and the Circular.

Any document of the type referred to above, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements and the auditor’s report thereon, management’s discussion and analysis and information circulars, or any other document otherwise required by applicable Securities Laws to be incorporated herein by reference, filed by the Offeror with securities commissions or similar authorities in Canada or the United States on or after the date of the Offer and the Circular and before the Expiry Time, shall be deemed to be incorporated by reference into the Offer and the Circular.

24.	RISK FACTORS

Shareholders should carefully consider the following risk factors related to the Offer and the Offeror. In addition to the risks related to the Offer and the Offeror set out in the documents incorporated by reference in the Offer and Circular, the successful completion of the acquisition by the Offeror of all of the Shares is subject to certain risks, including as set out below. Such risks may not be the only risks applicable to the Offer or the Offeror. Additional risks and uncertainties not presently known by the Offeror or that the Offeror currently believes are not material may also materially and adversely impact the successful completion of the Offer or the business, operations, financial condition, financial performance, cash flows, reputation or prospects of the Offeror.

Risk Factors Related to the Offer and the Offeror

The Offeror Common Shares issued in connection with the Offer may have a market value different than expected.

Under the Offer, Shareholders will receive 0.25 of an Offeror Common Share for each of their Shares. This number of Offeror Common Shares per Share will not be adjusted to reflect any change in the market value of Offeror Common Shares that may occur prior to the time of the take up of Shares under the Offer. The market value of Offeror Common Shares may vary significantly from the market value at the dates referenced in the Offer and the Circular. For example, during the 12 month period ended on October 2, 2015, the trading price of Offeror Common Shares on the TSX varied from a low of $30.89 to a high of $41.30 and closed on October 2, 2015 at $35.37. Variations may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of the Offeror, regulatory considerations, general market and economic conditions, and other factors over which the Offeror has no control.

If the Offer is completed, the market for Shares may be adversely affected, Shares may be delisted and the Company may cease to be a reporting issuer.

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Shares. Depending on the number of Shares the Offeror acquires under the Offer, the Offeror intends to acquire any Shares not tendered to the Offer pursuant to a Subsequent Acquisition Transaction, or if a sufficient number of Shares are tendered to the Offer, a Compulsory Acquisition; however, the Offeror may not be able to complete such a Subsequent Acquisition Transaction or Compulsory Acquisition quickly or at all. The purchase of any Shares by the Offeror pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly, as well as the number of Shareholders, and, depending on the number of Shareholders participating in the Offer and the number of Shares deposited by such Shareholders, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Shares held by the public. After the purchase of the Shares under the Offer, the Offeror may be able to cause the Company to eliminate any public reporting obligations of the Company under applicable Securities Laws in any province of Canada or any other jurisdiction in which it has an insignificant number of shareholders. The rules and regulations of the TSX establish certain criteria that, if not met, could lead to the delisting of the Shares from the TSX. Although it is possible that the Shares could be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges or by other sources, there can be no assurance that any such trading or quotations will occur. In addition, the extent of the public market for the Shares and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the Shares remaining at such time and the interest in maintaining a market in the Shares on the part of securities firms. The Offeror intends to cause the Company to apply to delist the Shares from the TSX as soon as practicable after the successful completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction.

If the Shares are delisted and the Company ceases to be a “public corporation” for the purposes of the Tax Act, Shares cease to be qualified investments for trusts governed by RRSPs, RRIFs, TFSAs, registered education savings plans, registered disability savings plans and deferred profit sharing plans. Delisting can also have adverse tax consequences to Non-Resident Holders, as described in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”.

The issuance of Offeror Common Shares as consideration under the Offer could adversely affect the market price of the Offeror Common Shares after the take up of Shares under the Offer.

If all of the outstanding Shares are tendered to the Offer, up to an estimated additional 121,153,556 Offeror Common Shares will be available for trading in the public market based on the current Offer Consideration and the Offeror’s estimate of the number of Shares that will be issued and outstanding at the time that the Offeror takes up and pays for the Shares (including expectations respecting the treatment of outstanding Convertible Securities). The overall increase in the number of Offeror Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Offeror Common Shares. The perceived risk of substantial sales of Offeror Common Shares, as well as any actual sales of such Offeror Common Shares in the public market, could adversely affect the market price of the Offeror Common Shares.

The acquisition of all of the outstanding Shares might not be completed successfully without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or a Subsequent Acquisition Transaction.

In order for the Offeror to acquire all of the issued and outstanding Shares, it will likely be necessary, following consummation of the Offer, to effect a Compulsory Acquisition or Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to judicial determination of the fair value required to be paid to such Dissenting Offerees for their Shares that is different from the consideration to be paid pursuant to the Offer. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Shares, which could result in the requirement to make a substantial cash payment that could have an adverse effect on the Offeror’s financial position and liquidity.

The tax consequences to a Shareholder under a Compulsory Acquisition or Subsequent Acquisition Transaction may differ materially from the tax consequences to a Shareholder under the Offer.

After consummation of the Offer, the Offeror’s interest could differ from that of the remaining minority Shareholders.

After the consummation of the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all of the Shares not deposited under the Offer by way of a Compulsory Acquisition or, if such statutory right of acquisition is not available or the Offeror elects not to pursue such a Compulsory Acquisition, to integrate the Company and the Offeror by Subsequent Acquisition Transaction for the purpose of enabling the Offeror or an affiliate to acquire all Shares not acquired under the Offer. In any of these contexts, the Offeror’s interests with respect to the Company may differ from, and conflict with, those of any remaining minority Shareholders.

Change of control provisions in the Company’s agreements triggered upon the acquisition of the Company may lead to adverse consequences.

The Company may be a party to agreements that contain change of control provisions that may be triggered following successful completion of the Offer, since the Offeror would then hold Shares representing a majority of the voting rights of the Company. The operation of these change of control provisions, if triggered, could result in unanticipated expenses and/or cash payments following the consummation of the Offer or adversely affect the Company’s results of operations and financial condition or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis. Unless these change of control provisions are waived by the other party to any such agreements, the operation of any of these provisions could adversely affect the results of operations and financial condition of the Company or, following the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the results of operations and financial condition of the Company and the Offeror on a combined basis.

The Offeror has been unable to independently verify the accuracy and completeness of the Company information in the Offer and Circular.

The Offeror has not had access to the Company’s detailed accounting records, reserves reports or other non-public books and records. The Offeror has not been able to independently assess or verify the information in the Company’s publicly filed documents, including its financial statements and reserves disclosure. As a result, all historical information regarding the Company contained herein, including all of the Company financial and reserves information and all pro forma financial and reserves information reflecting the pro forma effects of a combination of the Company and the Offeror derived in part from the Company’s financial and reserves information, has been derived, by necessity, from the Company’s public reports and securities filings. Although the Offeror has no reason to doubt the accuracy of the Company’s publicly disclosed information, any inaccuracy or material omission in the Company’s publicly available information, including the information about or relating to the Company contained in the Offer, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

The Offeror may not realize all of the anticipated benefits and synergies from the completion of the transaction.

The Offer has been made with the expectation that its successful completion will result in certain synergies and costs savings. These anticipated benefits will depend in part on whether the operations of the Company and the Offeror can be integrated in an efficient and effective manner and the timing and manner of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction, if any. The integration of the two companies may present challenges to management of the Offeror, and the Offeror may encounter unanticipated delays, liabilities and costs. If the Offeror does not acquire at least 66 2⁄3% of the Shares and cannot or does not complete a Compulsory Acquisition or Subsequent Acquisition Transaction, it will not be able to fully and efficiently integrate the Company into its business. There can be no assurance that the operational or other synergies that the Offeror anticipates to realize in the combined entity will be ultimately realized, or that the integration of the two companies’ operations will be timely or effectively accomplished, or will ultimately result in cost reductions.

Additional Risk Factors Related to the Offeror.

Shareholders who tender their Shares to the Offer will receive Offeror Common Shares pursuant to the Offer. Accordingly, such Shareholders should carefully consider the risks and uncertainties associated with the Offeror described in the documents that the Offeror has filed with the Securities Regulatory Authorities incorporated by reference herein, including, in particular, the risk factors outlined under the heading “Risk Factors” in the AIF, in Section 10 entitled “Risk Factors” of the Annual MD&A and in the other sections of the Annual MD&A referred to in such Section 10, as updated by the Offeror’s subsequently filed interim management’s discussion and analysis of financial condition and results of operations.

25.	DEALER MANAGER AND SOLICITING DEALER GROUP

The Offeror has retained J.P. Morgan Securities Canada Inc. as dealer manager. The Dealer Manager has undertaken to perform services in connection with the Offer as are customarily performed by securities firms in connection with take-over bids, including using reasonable efforts to solicit the tender of Shares from Shareholders resident in Canada pursuant to the Offer as permitted by Securities Laws. The Dealer Manager will be reimbursed by the Offeror for all reasonable expenses related to the Offer and will be indemnified against certain liabilities, including liabilities in connection with the Offer. The Offeror may retain one or more dealer managers in addition to J.P. Morgan Securities Canada Inc. If such additional dealer managers are retained, the Offeror expects to pay each additional dealer manager a customary fee commensurate with the role of such dealer managers and it is expected that the dealer managers will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities in connection with the Offer.

The Dealer Manager has undertaken to form a soliciting dealer group (the “Soliciting Dealer Group”) comprised of members of IIROC to solicit acceptances of the Offer from Shareholders. Each member of the Soliciting Dealer Group, including the Dealer Manager and any additional dealer managers retained by the Offer, is referred to herein as a “Soliciting Dealer”. Upon formation of the Soliciting Dealer Group, the Offeror expects to pay each Soliciting Dealer a fee customary for such transactions for each Share deposited and taken up by the Offeror under the Offer and it is expected that the Soliciting Dealers will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities in connection with the Offer. The Offeror may require Soliciting Dealers to furnish evidence of beneficial ownership satisfactory to the Offeror before making payment of any such solicitation fees.

Except as set forth above, the Offeror will not pay any expenses, fees or commissions to any broker, dealer or other Person for soliciting tenders of Shares pursuant to the Offer.

Questions and requests for assistance concerning the Offer may be directed to the Dealer Manager (J.P. Morgan Securities Canada Inc.) at 1-888-270-2178 (Toll Free in North America) or at 1-403-532-2134 (Outside of North America) or by using the contact information of additional dealer managers which may be provided subsequent to the date of this Offer and Circular.

No fee or commission will be payable by a Shareholder who tenders his, her or its Shares directly to the Depositary or who makes use of the services of a Soliciting Dealer to accept the Offer.

26.	INFORMATION AGENT AND DEPOSITARY

The Offeror has retained D.F. King Canada, a division of CST Investor Services Inc., to act as information agent in connection with the Offer. The Information Agent may contact Shareholders by mail, telephone, other electronic means or in person and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to Shareholders. The Information Agent will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

The Offeror has engaged Computershare Investor Services Inc. to act as the depositary for the Offer. The Depositary may contact Shareholders by mail, telephone and facsimile and may request investment dealers, brokers, banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares. The Depositary will facilitate book-entry only transfers of Shares tendered under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection with the Offer.

Questions and requests for assistance concerning the Offer may be directed to (a) the Information Agent (D.F. King Canada) at 1-866-521-4427 (Toll Free in North America), or at 1-201-806-7301 (Banks, Brokers and Collect Calls), or by e-mail at inquiries@dfking.com, or (b) the Depositary (Computershare Investor Services Inc.) at 1-800-564-6253 (Toll Free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com. Further contact details for such persons may be found on the back page of this document. Additional copies of this document and related materials may be obtained without charge on request from the Depositary or the Information Agent at their respective offices specified on the back page of this document. Copies of this document and related materials may also be found on SEDAR at www.sedar.com.

Except as expressly set forth in the Offer and Circular, no investment dealer, broker, bank, trust company and other nominee shall be deemed to be an agent of the Offeror or the Depositary for the purposes of the Offer.

27.	UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

Shareholders should refer to Appendix A hereto for the unaudited pro forma consolidated balance sheet of the Offeror as at June 30, 2015 and the unaudited pro forma consolidated statements of net earnings (loss) of the Offeror for the six month period ended June 30, 2015 and the year ended December 31, 2014, giving effect to the proposed acquisition of all outstanding Shares under the Offer, in the manner set forth therein. Such unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes to the unaudited pro forma consolidated financial statements. In preparing the unaudited pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. Such unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from such unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such unaudited pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such unaudited pro forma consolidated financial statements.

28.	OFFEREES’ STATUTORY RIGHTS

Securities legislation in the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at Law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or a notice that is required to be delivered to those Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

Such rights may in certain cases need to be exercised through CDS on behalf of a Shareholder. Shareholders should accordingly also contact their broker or other nominee for assistance as required.

29.	DIRECTORS’ APPROVAL

The contents of the Offer and the Circular have been approved and the sending thereof to the Shareholders and the holders of Convertible Securities has been authorized by the Offeror Board.

GLOSSARY

In the accompanying Summary, Offer and Circular, unless the context otherwise requires or unless defined elsewhere herein, the following terms have the meanings set forth below:

“ABCA” means the Business Corporations Act (Alberta);

“Acquiring Person” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Rights Exercise Privilege”;

“AEUB” means the Alberta Energy & Utilities Board;

“affiliate” or “affiliates” in the context of the statutory procedures described herein under the ABCA includes any Person or entity that constitutes an affiliate under the ABCA and otherwise includes any Person or entity that constitutes an affiliate under the ABCA or under the applicable rules of MI 62-104;

“AIF” has the meaning ascribed thereto in Section 23 of the Circular, “Documents Incorporated by Reference”;

“allowable capital loss” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Annual MD&A” has the meaning ascribed thereto in Section 23 of the Circular, “Documents Incorporated by Reference”;

“ARC” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Articles” means the articles of amalgamation of the Offeror, as may be amended from time to time;

“associate” has the meaning ascribed thereto in MI 62-104;

“bbl” means barrel;

“boe” means barrels of oil equivalent;

“boe/d” means barrels of oil equivalent per day;

“Book-Entry Confirmation” means confirmation of a book-entry transfer of a Shareholder’s Shares into the Depositary’s account at CDS;

“Business Day” when generally referenced in this Offer and Circular means a day other than a Saturday, or a Sunday or a day that is a statutory holiday in Calgary, Alberta or Toronto, Ontario and when in reference to any rights or obligations under the Shareholder Rights Plan means any day, other than a Saturday, or a Sunday or a day on which banking institutions in Calgary, Alberta are authorized or obliged by Law to close;

“Canada-U.S. Tax Treaty” means the Canada-U.S. Income Tax Convention (1980), as amended;

“Canadian GAAP” or “GAAP” means Canadian generally accepted accounting principles for publicly accountable enterprises, being International Financial Reporting Standards as issued by the International Accounting Standards Board, as adopted by the Canadian Accounting Standards Board;

“CBCA” means the Canada Business Corporations Act;

“CDS” means CDS Clearing and Depository Services Inc., or its nominee, which is, at the date hereof, CDS & Co.;

“CDS Participant” means a direct or indirect participant of CDS;

“CDSX” means the computer system by which CDS Participants can deposit book-based shares to the Depository directly in lieu of completing and depositing a Letter of Transmittal to the Depositary;

“Circular” means the take-over bid circular accompanying the Offer and forming a part thereof;

“Code” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act and any Person duly authorized to exercise the powers and perform the duties of the Commissioner of Competition;

“Company” or “COS” means Canadian Oil Sands Limited;

“Company Board” means the board of directors of the Company;

“Company Common Shares” means common shares of the Company;

“Competing Permitted Bid” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Rights Exercise Privilege”;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” means, with respect to the transactions contemplated by the Offer, either (a) the Commissioner has issued an ARC, which ARC shall not have been rescinded or amended, or (b) (i) any applicable waiting period, including any extension of a waiting period, under Section 123 of the Competition Act shall have expired or been terminated, or the requirement to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and (ii) unless waived by the Offeror, at its sole discretion, the Offeror shall have received a No-Action Letter without any condition or on conditions that are acceptable to the Offeror, in its reasonable judgment, which No-Action Letter shall not have been rescinded or amended;

“Competition Tribunal” means the competition tribunal established under the Competition Tribunal Act (Canada);

“Compulsory Acquisition” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Convertible Securities” means convertible securities of the Company exercisable for or convertible into Shares, including Options, PSUs, RSUs and DSUs;

“Court” means the Court of Queen’s Bench of Alberta;

“CRA” means the Canada Revenue Agency;

“crude oil” means unrefined liquid hydrocarbons, excluding natural gas liquids;

“Dealer Manager” means J.P. Morgan Securities Canada Inc. and such other Person or Persons as the Offeror may retain to act as a dealer manager in relation to the Offer;

“Deferred Income Plans” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Potential Delisting of Shares”;

“Depositary” means Computershare Investor Services Inc., or such other Person as the Offeror may appoint to act as a depositary in relation to the Offer;

“Deposited Shares” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“Direct Exchange” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer”;

“Dissenting Offeree” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Distributions” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Dividends and Distributions; Liens”;

“DOJ” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – HSR Act Clearance”;

“DRS Advice” has the meaning ascribed thereto in Section 7 of the Offer, “Take Up and Payment for Deposited Shares”;

“DSU” means a deferred common share unit award of the Company granted under the DSU Plan;

“DSU Plan” means the deferred common share unit plan of the Company;

“Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually participating organizations in a recognized stock exchange in Canada and/or the United States, members of IIROC, members of the National Association of Securities Dealers or banks and trust companies in the United States;

“Equity Incentive Plan” means the equity incentive plan of the Company;

“ERCB” means the Energy Resources Conservation Board of Alberta, the successor to the AEUB;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“exchange transaction” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“Exercise Price” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Rights Exercise Privilege”;

“Expiry Date” means December 4, 2015 or such later date or dates as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”;

“Expiry Time” means 5:00 p.m. (Calgary time) on the Expiry Date or such other time or times on the Expiry Date as may be fixed by the Offeror from time to time as provided under Section 5 of the Offer, “Extension and Variation of the Offer”;

“Flip-in Event” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Rights Exercise Privilege”;

“FTC” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – HSR Act Clearance”;

“fully-diluted basis” means, with respect to the number of Shares at any time, the number of Shares that would be outstanding assuming all Options, PSUs, RSUs, DSUs and any other rights to receive Shares outstanding at that time (whether or not yet exercisable or convertible) had been exercised or converted in accordance with their terms as publicly disclosed by the Company;

“Governmental Entity” means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, commissioner, board, or authority of any of the foregoing; (c) any self-regulatory authority, including the TSX and the NYSE; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“HSR Act” means the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended and the rules promulgated thereunder;

“HSR Act Clearance” means the expiration or early termination of any waiting period, and any extension thereof, applicable to the completion of the transactions contemplated by the Offer under the HSR Act;

“IIROC” means the Investment Industry Regulatory Organization of Canada;

“Independent Shareholder” means holders of any Voting Shares, other than: (a) any Acquiring Person; (b) any person (for the purposes of this definition, as such term is defined in the Shareholder Rights Plan) who has announced, and has not withdrawn, an intention to make or who has made, and has not withdrawn, a take-over bid for the Company, other than a person who has completed a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition (as such term is defined in the Shareholder Rights Plan) (other than any Person who pursuant to the Shareholder Rights Plan is not deemed to beneficially own the Voting Shares held by such person); (c) any affiliate or associate of any Acquiring Person or any person as set out in paragraph (b); (d) any person acting jointly or in concert with any Acquiring Person or any person as set out in paragraph (b); and (e) any employee benefit plan, stock purchase plan, deferred profit sharing plan and any similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or withheld from voting or direct whether the Voting Shares are to be tendered to a take-over bid;

“Independent Shareholder Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“Information Agent” means D.F. King Canada, a division of CST Investor Services Inc., or such other Person as the Offeror may retain to act as an information agent in relation to the Offer;

“IRS” means the U.S. Internal Revenue Service;

“Law(s)” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees, guidelines, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are applicable to such party or its business, undertaking, property or securities and emanate from a Governmental Entity having jurisdiction over the party or parties or its or their business, undertaking, property or securities;

“Letter of Transmittal” means the letter of transmittal for holders of Shares in the form accompanying the Offer and Circular;

“Mandatory Extension Period” has the meaning ascribed thereto in Section 5 of the Offer, “Extension and Variation of the Offer – Mandatory Extension Period”;

“Material Adverse Effect” means any condition, event, circumstance, change, development, occurrence or state of facts (a) in the business, assets, operations, capitalization, properties, condition (financial or otherwise), equity or debt ownership, results of operations, cash flows, properties, articles, by-laws, licenses, permits, rights or privileges or liabilities (including without limitation any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), whether contractual or otherwise, of the Company or its Subsidiaries which, when considered either individually or in the aggregate, is or may be materially adverse to the Company (on a consolidated basis) or, where applicable, the Offeror (on a consolidated basis), or (b) which, when considered either individually or in the aggregate, would be expected to reduce the anticipated economic value to the Offeror of the acquisition of the Shares or make it inadvisable for or impair the ability of the Offeror to proceed with the Offer and/or to take up and pay for Shares deposited under the Offer and/or the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or which, if the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction were consummated, would be materially adverse to the Offeror or any of its affiliates or which would limit, restrict or impose limitations or conditions on the ability of the Offeror to own, operate or effect control over any material portion of the business or assets of the Company or its Subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Company or its Subsidiaries or would compel the Offeror or its affiliates to dispose of or hold separate any material portion of the business or assets of the Offeror or its affiliates;

“mboe” means thousands of barrels of oil equivalent;

“mboe/d” means thousands of barrels of oil equivalent per day;

“mcf” means thousands of cubic feet;

“mcfe” means thousands of cubic feet equivalent;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, as amended or replaced from time to time;

“MI 62-104” means Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Minimum Tender Condition” has the meaning ascribed thereto in Section 4 of the Offer, “Conditions of the Offer”;

“NEB” means the National Energy Board;

“New Option Plan” means the option plan of the Company;

“NI 51-101” has the meaning ascribed thereto under the heading “Notice to Shareholders in the United States”;

“No-Action Letter” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Non-Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Guaranteed Delivery” means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

“Notifiable Transaction” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Notification” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“NYSE” means the New York Stock Exchange;

“Offer” means the Offeror’s offer to purchase, on and subject to the terms and conditions set forth in the Offer and the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, each as may be amended and supplemented from time to time, all of the issued and outstanding Shares, including any Shares that may become issued and outstanding after the date hereof but prior to the Expiry Time;

“Offer and Circular” means, together, the Offer and the Circular;

“Offer Consideration” means, in respect of each Share, 0.25 of an Offeror Common Share;

“Offeror” or “Suncor” means Suncor Energy Inc.;

“Offeror Board” means the board of directors of the Offeror;

“Offeror Common Shares” means the common shares of the Offeror;

“Offeror Option Plans” means all of the Offeror’s stock option plans, including legacy plans;

“Offeror Options” means options to purchase Offeror Common Shares granted under the Offeror Option Plans;

“Offeror Shareholders” means the holders of Offeror Common Shares;

“Offeror’s Notice” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Compulsory Acquisition”;

“Options” means stock options to purchase Company Common Shares issued pursuant to either of the Transition Option Plan or the New Option Plan;

“ordinary course” means, with respect to an action taken by the Company or any of its Subsidiaries, that such action is taken in the ordinary course of the normal operations of the Company or such Subsidiary;

“OSC Rule 62-504” means Ontario Securities Commission Rule 62-504 – Take-Over Bids and Issuer Bids, as amended or replaced from time to time;

“Permitted Bid” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Permitted Bid Requirements”;

“Person” includes an individual, a corporation, a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

“PFIC” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer – Certain tax consequences for U.S. Holders if the exchange transaction qualifies as a reorganization”;

“Plan Effective Date” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Effective Date and Term”;

“PSU” means a performance common share unit award of the Company granted under the Equity Incentive Plan;

“Purchased Securities” has the meaning ascribed thereto in Section 3 of the Offer, “Manner of Acceptance – Power of Attorney”;

“Registration Statement” has the meaning ascribed thereto in Section 21 of the Circular, “Documents Filed with the SEC as part of the Registration Statement”;

“Regulatory Approvals” means (a) the Competition Act Clearance, (b) the Stock Exchange Approvals, (c) the HSR Act Clearance and (d) such other sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities that the Offeror, acting reasonably, determines are required in connection with the commencement of the Offer or the consummation of the Offer, a Compulsory Acquisition or any Subsequent Acquisition Transaction;

“reorganization” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations – Certain U.S. Federal Income Tax Considerations for U.S. Holders Participating in the Offer”;

“Resident Holder” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Right” means the rights to purchase Company Common Shares issued and outstanding under the Shareholder Rights Plan;

“Rights Certificates” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Certificates and Transferability”;

“RRIFs” means “registered retirement income funds” as defined in the Tax Act;

“RRSPs” means “registered retirement savings plans” as defined in the Tax Act;

“RSU” means a restricted common share unit award of the Company granted under the Equity Incentive Plan;

“SCO” means upgraded synthetic crude oil;

“SEC” means the United States Securities and Exchange Commission;

“Second Request” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – HSR Act Clearance”;

“Securities Act” means the Securities Act (Alberta);

“Securities Laws” means the Securities Act and all other applicable securities Laws, including U.S. securities Laws;

“Securities Regulatory Authorities” means the applicable securities commission or regulatory authority in each province and territory of Canada;

“SEDAR” means the System for Electronic Document Analysis and Retrieval, a filing system developed for the Securities Regulatory Authorities and accessible at www.sedar.com;

“Separation Time” has the meaning ascribed thereto in Section 5 of the Circular, “Shareholder Rights Plan – Rights Exercise Privilege”;

“Shareholder Rights Plan” means the shareholder rights plan agreement between the Company and Computershare Investor Services Inc., as rights agent, dated as of December 31, 2010 and amended on April 30, 2013;

“Shareholders” means the holders of Shares, and “Shareholder” means any one of them;

“Shares” means the Company Common Shares and associated Rights;

“Soliciting Dealer” has the meaning ascribed thereto in Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”;

“Soliciting Dealer Group” has the meaning ascribed thereto in Section 25 of the Circular, “Dealer Manager and Soliciting Dealer Group”;

“Stock Exchange Approvals” means the conditional approval of the TSX and the approval of the NYSE subject to the notice of issuance to list the Offeror Common Shares to be issued pursuant to the Offer, subject only to the Offeror providing each of the TSX and the NYSE such required documentation as is customary in the circumstances;

“Subsequent Acquisition Transaction” has the meaning ascribed thereto in Section 17 of the Circular, “Acquisition of Shares Not Deposited Under the Offer – Subsequent Acquisition Transaction”;

“Subsidiary” means, in respect of a Person, a Person that is controlled directly or indirectly by that Person, and includes a subsidiary of a Subsidiary. For the purposes of the Summary, Offer and Circular, a Person (the first Person) is deemed to control another Person (the second Person) if:

(a)

if the first Person or company, directly or indirectly, beneficially owns or exercises control or direction over securities of the second Person or company carrying votes which, if exercised, would entitle the first Person or company to elect a majority of the directors of the second Person or company, unless the first Person or company holds the voting securities only to secure an obligation;

(b)	if the second Person or company is a partnership, other than a limited partnership, and the first Person or company holds more than 50% of the interests of the partnership; or

(c)	if the second Person or company is a limited partnership and the general partner of the limited partnership is the first Person or company;

“Supplementary Information Request” has the meaning ascribed thereto in Section 16 of the Circular, “Regulatory Matters – Competition Act Clearance”;

“Syncrude” means, collectively, the Syncrude Joint Venture and the Syncrude Project;

“Syncrude Joint Venture” means the joint venture formed for the purpose of governing the Syncrude Project;

“Syncrude Participants” means Canadian Oil Sands Partnership #1 (36.74%), Imperial Oil Resources (25.00%), Suncor Energy Ventures Partnership (12.00%), Sinopec Oil Sands Partnership (9.03%), Nexen Oil Sands Partnership (7.23%), Mocal Energy Limited (5.00%) and Murphy Oil Company Ltd. (5.00%), as the corporations or partnerships that own the undivided interests in the Syncrude Project and their respective successors and assigns in interest from time to time;

“Syncrude Project” means (a) the scheme for recovery of oil sands, crude bitumen or products derived therefrom owned by the Syncrude Participants and originally approved in Approval No. 1920 and currently approved in Approval Nos. 8573 and 10781, all as issued by the ERCB or the AEUB or their predecessors, as such scheme may be amended or superseded from time to time, (b) all property now owned or hereafter acquired or developed by the owners participating from time to time in such scheme or by Syncrude Canada Ltd., the operator of the Syncrude Project, on their behalf in connection with such scheme, (c) the oil sands leases related to such scheme, and (d) any other scheme or schemes implemented for the purpose of recovering oil sands, crude bitumen or products derived from those oil sands leases related to such scheme or schemes and all property acquired or developed in connection with such scheme or schemes;

“synthetic crude oil” means the crude oil produced by the Alberta oil sands industry;

“taxable capital gain” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposition of Shares Pursuant to the Offer – Taxation of Capital Gains and Capital Losses”;

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended;

“Tax Proposals” has the meaning ascribed thereto in Section 18 of the Circular, “Certain Canadian Federal Income Tax Considerations”;

“TFSA” means a “tax-free savings account” as defined in the Tax Act;

“Transition Option Plan” means the plan granting Options to receive Company Common Shares, as approved by the Shareholders at the annual and special meeting on April 29, 2010 relating to previously granted Options that had been issued prior to the conversion of the Company from a trust to a corporation;

“TSX” means the Toronto Stock Exchange;

“United States” and “U.S.” each mean the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Holder” has the meaning ascribed thereto in Section 19 of the Circular, “Certain United States Federal Income Tax Considerations”;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Shares” means the Company Common Shares and any other shares of the Company. For the purposes of any discussion respecting “Permitted Bids”, references to “Shares” should be read to include all Voting Shares; and

“WTI” means West Texas Intermediate.

APPENDIX A

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements are presented to illustrate the estimated effects of the proposed acquisition of all outstanding Shares. These unaudited pro forma consolidated financial statements have been prepared by applying pro forma adjustments to the historical consolidated financial statements of the Offeror incorporated by reference in the Offer. The unaudited pro forma consolidated balance sheet gives effect to the Offer as if it had occurred on June 30, 2015. The unaudited pro forma consolidated statements of net earnings (loss) for the six month period ended June 30, 2015 and the year ended December 31, 2014 give effect to the Offer as if it had occurred on January 1, 2014. All pro forma adjustments and their underlying assumptions are described in the notes to the unaudited pro forma consolidated financial statements.

These unaudited pro forma consolidated financial statements have been prepared using certain of the Offeror’s and the Company’s respective financial statements as more particularly described in the notes. In preparing these pro forma consolidated financial statements, management of the Offeror has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statements. These unaudited pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of the Offeror. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from these unaudited pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from these unaudited pro forma consolidated financial statements. Readers are cautioned to not place undue reliance on these unaudited pro forma consolidated financial statements.

All amounts are in millions of Canadian dollars, except where noted.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the six months ended June 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	15 224	1 266	(45)		-	16 445
Crown royalties	-	(45)	45		-	-
Other income	306	-	-		-	306
	15 530	1 221	-		-	16 751
Expenses
Purchases of crude oil and products	5 833	-	172		-	6 005
Crude oil purchases and transportation	-	203	(203)		-	-
Operating, selling and general	4 331	714	72		-	5 117
Development	-	54	(54)		-	-
Administration	-	12	(12)		-	-
Transportation	512	-	31		-	543
Insurance	-	6	(6)		-	-
Depreciation, depletion, amortization and impairment	2 638	251	-	4a	33	2 922
Exploration	356	-	-		-	356
Gain on disposal of assets	(102)	-	-		-	(102)
Foreign exchange loss	-	130	(130)		-	-
Financing expenses	1 108	65	130	4b	(18)	1 285
	14 676	1 435	-		15	16 126
Earnings (Loss) before Income Taxes	854	(214)	-		(15)	625
Income Taxes
Current	592	10	-		-	602
Deferred	(126)	90	-	4d	(4)	(40)
	466	100	-		(4)	562
Net Earnings (Loss)	388	(314)	-		(11)	63
Earnings (Loss) per share - Basic	0.26	(0.65)		5		0.04
Earnings (Loss) per share - Diluted	0.26	(0.65)		5		0.04

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Statement of Net Earnings (Loss)

For the year ended December 31, 2014

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Revenues and Other Income
Operating revenues, net of royalties	39 862	3 912	(221)		-	43 553
Crown royalties	-	(221)	221		-	-
Other income	628	-	-		-	628
	40 490	3691	-		-	44 181
Expenses
Purchases of crude oil and products	17 426	-	443		-	17 869
Crude oil purchases and transportation	-	493	(493)		-	-
Operating, selling and general	9 749	1 686	186	4c	30	11 651
Development	-	150	(150)		-	-
Administration	-	25	(25)		-	-
Transportation	879	-	50		-	929
Insurance	-	11	(11)		-	-
Depreciation, depletion, amortization and impairment	6 140	514	-	4a	53	6 707
Exploration	367	-	-		-	367
Gain on disposal of assets	(90)	-	-		-	(90)
Foreign exchange loss	-	134	(134)		-	-
Financing expenses	1 429	47	134	4b	(36)	1 574
	35 900	3 060	-		47	39 007
Earnings before Income Taxes	4 590	631	-		(47)	5 174
Income Taxes
Current	2 115	172	-		-	2 287
Deferred	(224)	(1)	-	4d	(12)	(237)
	1 891	171	-		(12)	2 050
Net Earnings (Loss)	2 699	460	-		(35)	3 124
Earnings per share - Basic	1.84	0.95		5		1.97
Earnings per share - Diluted	1.84	0.95		5		1.97

See accompanying notes to the unaudited pro forma consolidated financial statements.

Suncor Energy Inc.

Pro Forma Consolidated Balance Sheet

As at June 30, 2015

(Unaudited)

($ millions)	Suncor	COS	Reclassifications	Notes	Pro Forma Adjustments	Pro Forma Consolidated
			Note 2
Assets
Current assets
Cash and cash equivalents	4 892	86	-		-	4 978
Accounts receivable	4 631	321	-		-	4 952
Inventories	3 527	162	2		-	3 691
Income taxes receivable	413	27	-		-	440
Prepaids	-	2	(2)		-	-
Total current assets	13 463	598	-		-	14 061
Property, plant and equipment, net	60 727	9 420	-	3a	672	70 819
Exploration and evaluation	2 222	54	-	3b	666	2 942
Other assets	1 153	-	92		-	1 245
Goodwill and other intangible assets	3 080	-	-		-	3 080
Deferred income taxes	13	-	-		-	13
Reclamation trust	-	92	(92)		-	-
Total assets	80 658	10 164	-		1 338	92 160

Liabilities and Shareholders’ Equity
Current liabilities
Short-term debt	933	-	-		-	933
Current portion of long-term debt	31	-	-		-	31
Accounts payable and accrued liabilities	5 503	411	19	3c	30	5 963
Current portion of provisions	773	-	-		-	773
Current portion of employee future benefits	-	19	(19)		-	-
Income taxes payable	1 161	-	-		-	1 161
Total current liabilities	8 401	430	-		30	8 861
Long-term debt	13 162	2 437	-	3d	455	16 054
Other long-term liabilities	1 595	7	356		-	1 958
Employee future benefits	-	356	(356)		-	-
Provisions	5 302	-	1 211	3e	104	6 617
Asset retirement obligations	-	1 211	(1 211)		-	-
Deferred income taxes	10 583	1 609	-	3f	244	12 436
Shareholders’ equity
- Share Capital	19 393	2 675	-		1 610	23 678
- Contributed Surplus	630	15	-		(15)	630
- Accumulated Other Comprehensive Income	799	2	-		(2)	799
- Retained earnings	20 793	1 422	-		(1 088)	21 127

Total liabilities and shareholders’ equity	80 658	10 164	-		1 338	92 160

See accompanying notes to the unaudited pro forma consolidated financial statements.

Notes to the Pro Forma Consolidated Financial Statements

(Unaudited)

1. Description of the Business

Suncor Energy Inc. (“Suncor”) is an integrated energy company headquartered in Canada. Suncor’s operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of Suncor comprise Suncor and its subsidiaries and Suncor’s interests in associates and joint arrangements.

The address of Suncor’s registered office is 150-6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. Basis of Presentation

These pro forma consolidated financial statements have been prepared by management of Suncor for inclusion in the Offer to Purchase and Take-Over Bid Circular of Suncor dated October 5, 2015 (the “Offer and Circular”). Management of Canadian Oil Sands Limited (“COS”) has not participated in the preparation of these pro forma consolidated financial statements. The pro forma consolidated financial statements reflect the acquisition of all of the issued and outstanding common shares of Suncor.

The pro forma consolidated financial statements have been prepared from and should be read in conjunction with:

•	the audited annual financial statements of Suncor, together with the notes thereto, as at and for the year ended December 31, 2014;
•	the unaudited interim financial statements of Suncor, together with the notes thereto, as at and for the six months ended June 30, 2015;
•	the annual financial statements of COS, together with the notes thereto, as at and for the year ended December 31, 2014; and
•	the unaudited interim financial statements of COS, together with the notes thereto, as at and for the six months ended June 30, 2015.

None of COS’ public reports or securities filings have been incorporated by reference into the Offer and Circular or incorporated by reference into these pro forma financial statements and Suncor has not requested a consent to use the audit report in respect of COS’ annual financial statements as at and for the year ended December 31, 2014. As of the date of these pro forma consolidated financial statements, Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including its financial statements. COS has not reviewed these pro forma consolidated financial statements and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all pro forma financial information regarding COS included herein has been derived, by necessity, from COS’ public reports and securities filings as of October 2, 2015. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

These pro forma consolidated financial statements have been prepared in all material respects using accounting policies that are in accordance with International Financial Reporting Standards as adopted by the International Accounting Standards Board on a consistent basis with those disclosed in note 3 of Suncor’s audited annual consolidated financial statements as at and for the year ended December 31, 2014.

The Pro Forma Consolidated Balance Sheet as at June 30, 2015 gives effect to the transactions and assumptions described herein, as if they had occurred on June 30, 2015. The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and the six months ended June 30, 2015 give effect to the transactions and assumptions described herein as if they had occurred January 1, 2014.

Notes to the Pro Forma Consolidated Financial Statements (continued)

(Unaudited)

These pro forma consolidated financial statements have been prepared using certain of Suncor’s and COS’ respective financial statements. In preparing these pro forma consolidated financial statements, management of Suncor has made certain assumptions that affect the amounts reported in these pro forma consolidated financial statements. Such pro forma consolidated financial statements are not intended to be indicative of the results that would have actually occurred, had the events reflected therein occurred on the dates indicated, and do not purport to project the future financial position of Suncor. Actual amounts recorded upon consummation of the transactions contemplated by the Offer and Circular will differ from such pro forma consolidated financial statements. Any potential synergies that may be realized after consummation of the Offer have been excluded from such pro forma consolidated financial statements. Shareholders are cautioned to not place undue reliance on such pro forma consolidated financial statements.

Certain reclassifications were made in respect of COS’ financial statement presentation to conform to Suncor’s financial statement presentation.

3. Pro Forma Adjustments to the Consolidated Balance Sheet

The proposed acquisition of COS has been accounted for as a business combination using the acquisition method of accounting, whereby the assets acquired and the liabilities assumed are recorded at the estimated fair value on the Offer date of October 5, 2015.

The following table summarizes the estimated acquisition date fair value of the consideration paid and the preliminary allocation of the purchase price based on Suncor management’s estimates of fair values:

Estimated number of COS common shares outstanding (millions)	484.6
Share exchange ratio	0.25
Estimated number of Suncor common shares to be issued (millions)	121.15
Price of Suncor common shares ($ per common share)	35.37
Total estimated consideration(1)	4 285
($ millions)
Current assets	598
Property, plant and equipment	10 092
Exploration and evaluation assets	720
Other assets	92
Total assets	11 502

Current liabilities	430
Long-term debt	2 892
Accrued liabilities and other	363
Asset retirement obligations	1 315
Deferred income taxes	1 853
Total liabilities	6 853
Estimated fair value of net assets to be acquired(2)	4 649
Estimated gain(2)(3)	364

Notes:

(1)

Pursuant to the Offer and Circular, the estimated consideration represents an implied purchase price of $8.84 per COS common share and associated right of COS, a premium of 43% to COS’ common share price based on the closing common share prices of COS and Suncor on the last business day prior to the Offer date and a 35% premium to the volume weighted average trading price of the common shares for the 30 trading days preceding the Offer date. The actual consideration may differ materially from this estimate based on the respective share prices on the effective date of the proposed transaction.

(2)

The fair values of identifiable assets and liabilities acquired and the resultant gain on acquisition were estimated based on information available in the public domain at the time of preparation of these pro forma financial statements. Actual amounts recognized by Suncor on the effective date of the proposed transaction, if consummated, may differ materially from these estimates.

(3)

The estimated gain is not reflected in the Pro Forma Consolidated Statements of Net Earnings (Loss) because there is no certainty it will be realized as the purchase price allocation has not been finalized. The value of assets and liabilities acquired is subject to change as is the amount of consideration based on the share price of Suncor and COS at the closing date.

Notes to the Pro Forma Consolidated Financial Statements (continued)

(Unaudited)

a)

The estimated fair value of property, plant and equipment is based on the present value of expected future cash flows. The cash flow forecast is based on an independent evaluation of COS’ reserves as at December 31, 2014, which included assumptions regarding production volumes, operating costs, maintenance and capital expenditures. The cash flow forecast was updated for production incurred and current forecasts of commodity prices, inflation rates and discount rates. Readers are cautioned that changes to the assumptions used could have a material impact on the net present value of the cash flow forecast.

b)	The fair value assigned to exploration and evaluation assets was estimated for COS’ contingent resources based on management’s assumptions and recent market transactions.

c)	Accounts payable and accrued liabilities include $30 million of estimated transaction costs, including $8 million pursuant to payout clauses for COS executives, directors and employees.

d)

The estimated fair value of long-term debt was adjusted to reflect market interest rates and credit-adjusted discount rates applicable to Suncor. In estimating the fair value of long-term debt acquired, it is assumed that the pricing of these instruments upon closing of the transaction will more closely reflect credit spreads of Suncor as opposed to current market rates for the instruments, which reflect the credit spreads of COS.

e)

The estimated fair value of decommissioning and restoration provision was adjusted to conform to Suncor’s inflation assumptions and credit-adjusted risk-free discount rate, whereas COS applied a risk-free discount rate to the provision.

f)

Deferred income taxes were adjusted by applying an estimated combined federal and provincial statutory tax rate of 27.0% to the pro forma adjustments to the Pro Forma Consolidated Balance Sheet noted above.

4. Pro Forma Adjustments to the Consolidated Statements of Net Earnings (Loss)

The Pro Forma Consolidated Statements of Net Earnings (Loss) for the year ended December 31, 2014 and six months ended June 30, 2015 have been adjusted to give effect to the consummation of the transactions contemplated by the Offer and Circular as if the acquisition of all of the issued and outstanding common shares and associated rights of COS had occurred on January 1, 2014.

a)

Depreciation, depletion and amortization expense has been adjusted to reflect the incremental pro forma fair value of property, plant and equipment. In addition, depletion expense was recalculated based on total proved reserves in accordance with Suncor’s accounting policy for acquired oil and gas properties.

b)

Financing expenses have been adjusted to reflect the accretion associated with the incremental pro forma carrying value of decommissioning obligations. In addition, financing expenses have also been adjusted to reflect the amortization associated with the fair value adjustment of COS’ long-term debt.

c)

Operating, selling and general expense includes transaction costs in respect of the Offer and Circular and payments to COS executives, directors and employees that are anticipated to be an expense of Suncor.

d)	Deferred income taxes have been adjusted at tax rates of 25.0% to 27.0% to reflect the tax impacts of the adjustments noted above.

Notes to the Pro Forma Consolidated Financial Statements (continued)

(Unaudited)

5. Share Capital

Authorized

Suncor is authorized to issue an unlimited number of common shares and an unlimited number of senior or junior preferred shares.

Issued and outstanding

The following table summarizes pro forma common shares of Suncor issued and outstanding:

	Six months ended June 30, 2015	Year ended December 31, 2014
(millions)
Actual weighted average number of Suncor shares outstanding	1 445	1 462
Assumed number of Suncor shares to be issued on the acquisition of COS	121	121

Pro forma weighted average shares outstanding – basic	1 566	1 583

Effect of dilutive stock options	-	-

Pro forma weighted average shares outstanding – diluted	1 566	1 583

Pro forma net earnings ($ millions)	63	3 124
Pro forma basic net earnings per share (dollars)	0.04	1.97
Pro forma dilutive net earnings per share (dollars)	0.04	1.97

The Information Agent for the Offer is:

Toll Free in North America: 1-866-521-4427

Banks, Brokers and Collect Calls: 1-201-806-7301

Toll Free Facsimile: 1-888-509-5907

Email: inquiries@dfking.com

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021 31 Adelaide Street East Toronto, Ontario M5C 3H2 Attn: Corporate Actions

By Registered Mail, Hand or by Courier

Calgary	Toronto

600, 530 – 8th Avenue S.W. Calgary, Alberta T2P 3S8 Attn: Corporate Actions	100 University Avenue, 8th Floor Toronto, Ontario M5J 2Y1 Attn: Corporation Actions

Toll Free in North America: 1-800-564-6253

Collect Outside of North America: 1-514-982-7555

Facsimile: 1-905-771-4082

Email: corporateactions@computershare.com

The Dealer Manager for the Offer is:

J.P. MORGAN SECURITIES CANADA INC.

Toll Free in North America: 1-888-270-2178

Outside of North America: 1-403-532-2134

PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Indemnification of Directors and Officers.

Under Section 124 of the Canada Business Corporations Act (the “CBCA”), a corporation may indemnify a present or former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the corporation’s request, and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the conduct was lawful. Each of the aforementioned individuals are entitled to the indemnification provided above from a corporation as a matter of right if they were not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and if the individual fulfills conditions (i) and (ii) above. A corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding; however, the individual shall repay the moneys if the individual does not fulfill the conditions set out in (i) and (ii) above. The indemnification or the advance of any moneys may be made in connection with a derivative action only with court approval and only if the conditions in (i) and (ii) above are met. Under the CBCA, a corporation may purchase and maintain insurance for the benefit of any of the aforementioned individuals against any liability incurred by the individual in their capacity as a director or officer of the corporation, or in their capacity as a director or officer, or similar capacity, of another entity, if the individual acted in such capacity at the corporation’s request.

In accordance with the CBCA, the by-laws of the Registrant provide that the Registrant shall indemnify a director or officer of the Registrant, a former director or officer of the Registrant or a person who acts or acted at the Registrant’s request as a director or officer, or in a similar capacity, of another entity, and the heirs and legal representatives of such a person, to the extent permitted under the CBCA. The Registrant also has agreements with each director and officer to provide indemnification to the extent permitted under the CBCA.

A policy of directors’ and officers’ liability insurance is maintained by the Registrant which insures directors and officers of the Registrant for losses as a result of claims based upon their acts or omissions as directors and officers, including liabilities under the Securities Act, and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the CBCA. The directors and officers are not required to pay any premium in respect of the insurance.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Exhibits

A list of exhibits filed as part of this Registration Statement is set forth on the Exhibit Index immediately preceding such exhibits which are incorporated herein by reference.

PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

1.	Undertaking

(a)	Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-80 or to transactions in said securities.

(b)	Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of Registrant’s securities or of the subject issuer’s securities during the exchange offer. Such information shall be set forth in amendments to this Form.

2.	Consent to Service of Process

Concurrently with the filing of this Form F-80, the Registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

Exhibit Index

Number	Description

1.1	Letter of Transmittal, dated October 5, 2015.

1.2	Notice of Guaranteed Delivery, dated October 5, 2015.

1.3	Letter to Shareholders, dated October 5, 2015.

1.4	Press release, dated October 5, 2015.

3.1	Audited consolidated financial statements for the year ended December 31, 2014, dated February 24, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 40-F filed with the Commission on February 27, 2015 (the “Form 40-F”).

3.2	Management’s discussion and analysis for the year ended December 31, 2014, dated February 26, 2015 (incorporated by reference to Exhibit 99.2 to the Form 40-F).

3.3	Annual information form dated February 26, 2015 for the year ended December 31, 2014 (incorporated by reference to the Form 40-F)

3.4	Management proxy circular dated February 26, 2015 in connection with the annual general meeting of the Registrant’s shareholders held on April 30, 2015 (incorporated by reference to Exhibit 99.1 to Suncor Energy Inc.’s Form 6-K filed with the Commission on February 27, 2015).

3.5	Unaudited interim consolidated financial statements for the three and six month periods ended June 30, 2015 (incorporated by reference to Exhibit 99.3 to Suncor Energy Inc.’s Form 6-K furnished to the Commission on July 30, 2015 (the “Form 6-K”)).

3.6	Management’s discussion and analysis for the three and six month periods ended June 30, 2015, dated July 29, 2015 (incorporated by reference to Exhibit 99.2 to the Form 6-K).

4.1	Consent of GLJ Petroleum Consultants Ltd.

4.2	Consent of Sproule Associates Limited, Sproule Unconventional Limited, Sproule International Limited.

4.3	Consent of PricewaterhouseCoopers LLP.

4.4	Consent of Blake, Cassels & Graydon LLP.

5.1	Powers of Attorney (included on the signature page of this registration statement).

SIGNATURE

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-80 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Calgary, Province of Alberta, country of Canada, on this fifth day of October, 2015.

SUNCOR ENERGY INC.

By:	/s/ Alister Cowan
Alister Cowan
Executive Vice President and Chief Financial Officer

POWERS OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Steven W. Williams, Janice B. Odegaard and Alister Cowan as the undersigned’s true and lawful attorneys-in-fact and agents, each acting alone, with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements related to this registration statement necessary to register additional securities, any and all exhibits to any of the foregoing, and any and all other documents in connection with any of the foregoing, to attest the seal of the Corporation on any of the foregoing and to file any of the same with the Securities and Exchange Commission, and granting unto each of said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agent, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Steven W. Williams	President, Chief Executive Officer and Director
Steven W. Williams	(Principal Executive Officer)
October 5, 2015

/s/ Alister Cowan	Executive Vice President and Chief Financial Officer
Alister Cowan	(Principal Financial and Accounting Officer)
October 5, 2015

/s/ James W. Simpson
James W. Simpson	Chair of the Board of Directors
October 5, 2015

/s/ Mel E. Bensen
Mel E. Benson	Director
October 5, 2015

/s/ Jacynthe Côté
Jacynthe Côté	Director
October 5, 2015

/s/ W. Douglas Ford
W. Douglas Ford	Director
October 5, 2015

/s/ John D. Gass
John D. Gass	Director
October 5, 2015

/s/ John R. Huff
John R. Huff	Director
October 5, 2015

/s/ Maureen McCaw
Maureen McCaw	Director
October 5, 2015

/s/ Michael W. O’Brien
Michael W. O’Brien	Director
October 5, 2015

/s/ Eira M. Thomas
Eira M. Thomas	Director
October 5, 2015

/s/ Michael M. Wilson
Michael M. Wilson	Director
October 5, 2015

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of Suncor Energy Inc. in the United States, on this fifth day of October, 2015.

SUNCOR ENERGY (U.S.A.) INC.		Authorized Representative in the United States

By:	/s/ Shawn Poirier
Name:	Shawn Poirier
Title:	Assistant Secretary